Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

1 September 2009

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

6 August 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, we attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited for Mr M F Ihlein.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{SLM 00050564}

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL FRANCIS IHLEIN
Date of last notice	7 JULY 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominees on behalf of MyShare participants. Mr Ihlein has a beneficial interest in 70 shares. Computershare Nominees CI LTD <Brambles MyShare Control A/C> is the registered holder.
Date of change	31 July 2009
No. of securities held prior to change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CREST Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family Super Fund. Performance share rights over 465,764 BXB shares 292 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 292 BXB shares.
Class	Ordinary shares
Number acquired	70

{CW 00050568}+ See chapter 19 for defined terms.

Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.97 per share
No. of securities held after change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CREST Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family Super Fund. Performance share rights over 465,764 BXB shares 362 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 362 BXB shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase through Computershare Nominees CI Limited (Acquired Shares) and allocation of Conditional Share Rights (Matching Share Rights).
Any Additional information	MyShare is a global employee share ownership plan, full details of which are set out in the 2008 Notice of Annual General Meeting.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

6 August 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

NOTIFICATION RE PDMR

Attached is a notification required under UK Disclosure and Transparency Rules of transactions in the shares of Brambles Limited by a person who is a “person discharging managerial responsibilities” (PDMR).

The persons discharging managerial responsibility are not Directors of Brambles Limited.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{SLM 00050564}

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

THOMAS J GORMAN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

57 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.97 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 JULY 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 302 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

1 AUGUST 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

6 AUGUST 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 57 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

219,362 SHARE RIGHTS AND 302 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 6 AUGUST 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

NICHOLAS P SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

70 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.97 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 JULY 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 362 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

1 AUGUST 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

6 AUGUST 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 70 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

97,171 SHARE RIGHTS AND 362 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 6 AUGUST 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

KEVIN J SHUBA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

54 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.97 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 JULY 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 27,975 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.002%

16. Date issuer informed of transaction

1 AUGUST 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

6 AUGUST 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 54 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 104,010 BXB SHARES AND CONDITIONAL SHARE RIGHTS OVER 230,465 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 6 AUGUST 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

ELTON E POTTS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

54 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.97 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 JULY 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 50,631 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

1 AUGUST 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

6 AUGUST 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 54 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 210,160 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 6 AUGUST 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

13 August 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 5,590 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,590
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	5,590 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 August 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,401,912,660	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,646,787	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 August 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

19 August 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 30,615 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,615
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	25,035 @ 0.00 per share 5,580 @ 4.75 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 August 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,401,943,275	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,656,117	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 August 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

20 August 2009

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir,

BRAMBLES DELIVERS REVENUE GROWTH AND STRONG CASH FLOW – WELL PLACED TO ACCELERATE FINANCIAL PERFORMANCE AS ECONOMIES RECOVER

In accordance with Listing Rule 4.3A, attached is the preliminary final report for the year ended 30 June 2009 for Brambles Limited.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00053928}

Brambles

Results for announcement to the market

Brambles Limited

ABN 89 118 896 021

Appendix 4E

Preliminary final report for the year ended 30 June 2009

Year ended 30 June	2009 US$m	2008 US$m	% change (actual fx rates)	% change (constant currency)
Continuing operations before Significant items:				
Sales revenue	**4,018.6**	4,358.6	(8%)	1%
Underlying profit	**900.6**	1,071.9	(16%)	(8%)
Profit after tax	**534.3**	640.0	(17%)	(9%)
Basic EPS (US cents)	**38.5**	45.4	(15%)	(7%)
Statutory results				
Continuing operations after Significant items:				
Sales revenue	**4,018.6**	4,358.6	(8%)	
Operating profit	**718.2**	1,030.6	(30%)	
Profit before tax	**597.3**	881.1	(32%)	
Profit after tax	**434.0**	646.9	(33%)	
Profit after tax - discontinued operations	**18.6**	1.8		
Profit attributable to members of the parent entity	**452.6**	648.7	(30%)	
Basic EPS (US cents)	**32.6**	46.0	(29%)	
Free cash flow after dividends	**141.9**	(32.2)		
Final dividend* (Australian cents)	**12.5**	17.5		

* The 2009 final dividend is 20% franked and its record date is 18 September 2009.

A commentary on these results is set out in Brambles' ASX & Media Release dated 20 August 2009.

Brambles

Preliminary final report
for the year ended 30 June 2009

Index

Brambles

Consolidated income statement
for the year ended 30 June 2009

	Note	2009 US$m	2008 US$m
Continuing operations			
Sales revenue	4	**4,018.6**	4,358.6
Other income	4	**96.7**	181.5
Operating expenses	4	**(3,402.1)**	(3,515.4)
Share of results of joint ventures	14	**5.0**	5.9
Operating profit		**718.2**	1,030.6
Finance revenue		**7.1**	10.5
Finance costs		**(128.0)**	(160.0)
Net finance costs		**(120.9)**	(149.5)
Profit before tax		**597.3**	881.1
Tax expense		**(163.3)**	(234.2)
Profit from continuing operations		**434.0**	646.9
Profit from discontinued operations	6	**18.6**	1.8
Profit for the year attributable to members of the parent entity		**452.6**	648.7
Earnings per share (cents)	9		
Total			
- basic		**32.6**	46.0
- diluted		**32.5**	45.7
Continuing operations			
- basic		**31.3**	45.9
- diluted		**31.2**	45.6

The consolidated income statement should be read in conjunction with the accompanying notes.

Non-statutory measure:

Underlying profit

Underlying profit is profit from continuing operations before finance costs, tax and Significant items (refer Note 5). It is presented to assist users of the financial statements to understand Brambles' business results and reconciles with operating profit as follows:

	Note	2009	2008
Underlying profit		***900.6***	*1,071.9*
Significant items:			
- foreign exchange gain on capital repatriation	5	***77.3***	*-*
- restructuring costs	5	***(153.3)***	*(5.1)*
- Walmart transition impact	5	***(29.0)***	*(10.9)*
- USA pallet quality program costs	5	***(77.4)***	*(20.6)*
- adviser costs - share register activity	5	***-***	*(4.7)*
Operating profit		***718.2***	*1,030.6*

Brambles

Consolidated balance sheet
as at 30 June 2009

	Note	June 2009 US$m	June 2008 US$m
ASSETS			
Current assets			
Cash and cash equivalents		**90.1**	104.8
Trade and other receivables		**653.6**	829.0
Inventories		**35.1**	45.1
Derivative financial instruments		**1.1**	4.4
Other assets		**72.2**	51.7
Total current assets		**852.1**	1,035.0
Non-current assets			
Other receivables		**8.1**	9.1
Investments		**13.8**	16.9
Property, plant and equipment		**3,441.6**	3,698.9
Goodwill		**612.3**	676.1
Intangible assets		**163.0**	186.9
Deferred tax assets		**7.0**	8.8
Derivative financial instruments		**-**	4.3
Other assets		**0.6**	0.8
Total non-current assets		**4,246.4**	4,601.8
Total assets		**5,098.5**	5,636.8
LIABILITIES			
Current liabilities			
Trade and other payables		**683.7**	850.7
Borrowings		**68.0**	91.5
Derivative financial instruments		**12.9**	6.0
Tax payable		**64.6**	54.9
Provisions		**93.6**	74.2
Total current liabilities		**922.8**	1,077.3
Non-current liabilities			
Borrowings		**2,165.5**	2,439.5
Derivative financial instruments		**5.8**	2.7
Provisions		**53.0**	49.8
Retirement benefit obligations		**50.8**	63.4
Deferred tax liabilities		**449.9**	443.5
Other liabilities		**21.4**	17.1
Total non-current liabilities		**2,746.4**	3,016.0
Total liabilities		**3,669.2**	4,093.3
Net assets		**1,429.3**	1,543.5
EQUITY			
Contributed equity	11	**13,847.6**	13,778.6
Unification reserve		**(15,385.8)**	(15,385.8)
Other reserves		**447.1**	714.3
Retained earnings		**2,520.1**	2,436.1
Parent entity interest		**1,429.0**	1,543.2
Minority interest		**0.3**	0.3
Total equity	12	**1,429.3**	1,543.5

The consolidated balance sheet should be read in conjunction with the accompanying notes.

Brambles

Consolidated statement of recognised income and expense
for the year ended 30 June 2009

	Note	2009 US$m	2008 US$m
Actuarial losses on defined benefit pension plans		**(2.9)**	(34.5)
Exchange differences on translation of foreign operations			
- foreign operations		**(262.6)**	263.5
- entities disposed taken to profit		**(0.6)**	-
Cash flow hedges:			
- losses taken to equity		**(27.9)**	(3.8)
- transferred to profit or loss		**13.7**	(0.1)
Income tax:			
- on items taken directly to or transferred directly from equity		**9.5**	9.1
- on items transferred to profit or loss		**(4.8)**	-
Net (expense)/income recognised directly in equity		**(275.6)**	234.2
Profit for the year		**452.6**	648.7
Total recognised income and expense for the year attributable to members of the parent entity	12	**177.0**	882.9
Adjustment to opening retained earnings for AASB 117: Leases	12	**-**	(2.5)

The consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes.

Brambles

Consolidated cash flow statement
for the year ended 30 June 2009

	Note	2009 US$m	2008 US$m
Cash flows from operating activities			
Receipts from customers		**4,575.7**	4,998.7
Payments to suppliers and employees		**(3,306.8)**	(3,467.9)
Cash generated from operations		**1,268.9**	1,530.8
Dividends received from joint ventures		**7.1**	5.2
Interest received		**8.0**	9.6
Interest paid		**(131.8)**	(146.4)
Income taxes paid on operating activities		**(129.2)**	(232.9)
Net cash inflow from operating activities	13d	**1,023.0**	1,166.3
Cash flows from investing activities			
Proceeds from disposal of businesses		**1.8**	6.6
Costs incurred on disposal of business		**(4.8)**	-
Acquisition of subsidiaries, net of cash acquired		**(0.1)**	(64.3)
Purchases of property, plant and equipment		**(683.8)**	(869.4)
Proceeds from sale of property, plant and equipment		**104.6**	133.8
Purchases of intangible assets		**(24.3)**	(18.4)
Loan inflows with associates		**-**	0.3
Net cash outflow from investing activities		**(606.6)**	(811.4)
Cash flows from financing activities			
Proceeds from borrowings		**1,404.2**	2,280.3
Repayments of borrowings		**(1,513.5)**	(2,010.6)
Net (outflow)/inflow from hedge borrowings		**(7.9)**	95.1
Proceeds from issue of ordinary shares		**0.8**	38.5
Buy-back of ordinary shares		**-**	(392.0)
Dividends paid, net of Dividend Reinvestment Plan		**(277.6)**	(444.8)
Net cash outflow from financing activities		**(394.0)**	(433.5)
Net increase/(decrease) in cash and cash equivalents		**22.4**	(78.6)
Cash and deposits, net of overdrafts, at beginning of the year		**68.1**	126.9
Effect of exchange rate changes		**(36.4)**	19.8
Cash and deposits, net of overdrafts, at end of the year	13a	**54.1**	68.1

The consolidated cash flow statement should be read in conjunction with the accompanying notes.

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009

Note 1. Basis of preparation

This preliminary final report presents the consolidated results of Brambles Limited (ACN 118 896 021) and its subsidiaries (Brambles or the Group) for the year ended 30 June 2009.

The consolidated financial statements on which this preliminary final report is based comply with International Financial Reporting Standards (IFRS) and have been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS) and the requirements of the Corporations Act 2001. They comply with applicable accounting standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Urgent Issues Group (UIG).

Note 2. Significant accounting policies

The consolidated financial statements and all comparatives have been prepared using consistent accounting policies, as set out in the Brambles 2008 Annual Report, except as set out at Notes 2a and 2b below.

a) Significant items and Underlying profit

To assist users of the financial statements in understanding Brambles' business results, Brambles now discloses Significant items as a footnote to its income statement. Previously Brambles presented Special items in a separate column in its income statement.

Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and:

- outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or
- part of the ordinary activities of the business but unusual due to their size and nature.

Underlying profit has been introduced as a non-statutory profit measure. It is profit from continuing operations before finance costs, tax and Significant items.

Comparative figures have been provided for both Significant items and Underlying profit.

b) Early adoption of standards

Brambles has elected to prospectively apply AASB 2008-7: Amendments to Australian Accounting Standards - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate to annual reporting periods commencing on or after 1 July 2008. The impact of this change in policy is that all dividends received from investments in subsidiaries, joint ventures and associates can be recognised as revenue, even if they are paid out of pre-acquisition profits. However the investments may need to be tested for impairment following the dividend receipt.

c) Foreign currency

The principal exchange rates affecting Brambles were:

		US$:A$	US$:€	US$:£
Average	2009	0.7479	1.3822	1.6103
	2008	0.9040	1.4835	2.0111
Year end	30 June 2009	0.8114	1.4106	1.6637
	30 June 2008	0.9629	1.5793	1.9936

d) Rounding of amounts

As Brambles Limited is a company of a kind referred to in ASIC Class Order 98/0100, relevant amounts in the preliminary final report have been rounded to the nearest hundred thousand US dollars or, in certain cases, to the nearest thousand US dollars.

References to 2009 and 2008 are to the financial years ending on 30 June 2009 and 30 June 2008 respectively.

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 3. Business segment analysis

Brambles' continuing business segments are CHEP (pallet and container pooling) and Recall (information management). Discontinued operations primarily comprise the Cleanaway businesses (waste management), which were divested in 2006 and 2007.

Intersegment revenue during the year was immaterial.

	Total income		Sales revenue	
	2009 US$m	2008 US$m	**2009 US$m**	2008 US$m
By business segment				
CHEP Americas	**1,615.4**	1,713.5	**1,556.9**	1,581.3
CHEP EMEA	**1,479.7**	1,678.3	**1,452.6**	1,642.1
CHEP Asia-Pacific	**332.6**	398.7	**323.4**	386.9
Total CHEP	**3,427.7**	3,790.5	**3,332.9**	3,610.3
Recall	**687.6**	749.6	**685.7**	748.3
Total	**4,115.3**	4,540.1	**4,018.6**	4,358.6
By geographic origin				
Americas	**1,929.3**	2,047.8	**1,870.2**	1,914.7
Europe	**1,559.8**	1,768.7	**1,537.1**	1,737.2
Australia/New Zealand	**477.8**	580.1	**468.8**	568.2
Rest of World	**148.4**	143.5	**142.5**	138.5
Total	**4,115.3**	4,540.1	**4,018.6**	4,358.6

	Operating profit [1]		Significant items before tax [2]		Underlying profit [2]	
	2009 US$m	2008 US$m	**2009 US$m**	2008 US$m	**2009 US$m**	2008 US$m
By business segment						
CHEP Americas	**229.0**	452.3	**(205.4)**	(31.5)	**434.4**	483.8
CHEP EMEA	**286.5**	396.5	**(41.0)**	-	**327.5**	396.5
CHEP Asia-Pacific	**57.9**	95.9	**(3.2)**	-	**61.1**	95.9
Total CHEP	**573.4**	944.7	**(249.6)**	(31.5)	**823.0**	976.2
Recall	**95.9**	121.9	**(8.4)**	(0.5)	**104.3**	122.4
Brambles HQ	**48.9**	(36.0)	**75.6**	(9.3)	**(26.7)**	(26.7)
Continuing operations	**718.2**	1,030.6	**(182.4)**	(41.3)	**900.6**	1,071.9
Discontinued operations	**15.2**	1.2	**15.2**	1.2		
Total	**733.4**	1,031.8	**(167.2)**	(40.1)		

1 Operating profit is segment revenue less segment expense and excludes net finance costs.

2 Underlying profit is profit from continuing operations before finance costs, tax and Significant items. Refer Note 5.

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 3. Business segment analysis - *continued*

	Capital expenditure (including acquisitions)		Depreciation and amortisation	
	2009	2008	**2009**	2008
	US$m	US$m	**US$m**	US$m
By business segment				
CHEP Americas	**312.6**	375.2	**173.3**	173.3
CHEP EMEA	**223.6**	340.4	**168.5**	193.8
CHEP Asia-Pacific	**93.0**	95.1	**36.5**	43.2
Total CHEP	**629.2**	810.7	**378.3**	410.3
Recall	**59.0**	88.1	**46.0**	47.8
Brambles HQ	**5.4**	0.3	**0.3**	0.5
Total	**693.6**	899.1	**424.6**	458.6
By geographic origin				
Americas	**338.2**	411.6		
Europe	**207.7**	339.5		
Australia/New Zealand	**83.0**	73.2		
Rest of World	**64.7**	74.8		
Total	**693.6**	899.1		

	Segment assets		Segment liabilities	
	2009	2008	**2009**	2008
	US$m	US$m	**US$m**	US$m
By business segment				
CHEP Americas	**1,739.5**	1,838.6	**241.6**	270.8
CHEP EMEA	**1,752.1**	2,051.9	**360.3**	402.2
CHEP Asia-Pacific	**430.4**	449.5	**72.3**	94.4
Total CHEP	**3,922.0**	4,340.0	**674.2**	767.4
Recall	**1,020.1**	1,129.8	**167.7**	179.7
Brambles HQ	**11.0**	18.5	**79.3**	116.8
Segment assets and liabilities	**4,953.1**	5,488.3	**921.2**	1,063.9
Cash and borrowings	**90.1**	104.8	**2,233.5**	2,531.0
Current tax balances	**34.5**	18.0	**64.6**	54.9
Deferred tax balances	**7.0**	8.8	**449.9**	443.5
Equity-accounted investments	**13.8**	16.9	**-**	-
Total assets and liabilities	**5,098.5**	5,636.8	**3,669.2**	4,093.3
Segment assets by geographic origin				
Americas	**2,196.5**	2,329.1		
Europe	**1,901.7**	2,275.7		
Australia/New Zealand	**616.7**	700.2		
Rest of World	**238.2**	183.3		
Total	**4,953.1**	5,488.3		

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 4. Profit from ordinary activities - continuing operations

	2009 US$m	2008 US$m
a) Revenue and other income - continuing operations		
Sales revenue	**4,018.6**	4,358.6
Net gains on disposals of property, plant and equipment	**11.9**	46.4
Other operating income	**84.8**	135.1
Other income	**96.7**	181.5
Total income	**4,115.3**	4,540.1
b) Operating expenses - continuing operations		
Employment costs	**778.2**	787.9
Service suppliers:		
- transport	**758.5**	813.2
- repairs and maintenance	**353.4**	294.9
- subcontractors and other service suppliers	**434.1**	501.5
Raw materials and consumables	**181.1**	195.7
Occupancy	**254.3**	217.3
Depreciation of property, plant and equipment [1]	**391.3**	414.0
Impairment of pooling equipment (refer Note 5)	**33.6**	-
Irrecoverable pooling equipment provision expense	**97.8**	91.2
Amortisation:		
- software [2]	**22.8**	34.5
- acquired intangible assets (other than software)	**6.6**	6.5
- deferred expenditure	**3.9**	3.6
Other [3]	**86.5**	155.1
	3,402.1	3,515.4

1 During 2009, a residual value was applied to plastic pooling equipment within certain CHEP business units to ensure uniform treatment of regrind proceeds throughout CHEP. The effect in the current period was a decrease in depreciation expense of US$10.3 million.

2 During 2009, the estimated useful life of certain customised software in the CHEP business was revised from seven years to ten years to reflect the extended utilisation of the software. The effect in the current period was a decrease in amortisation expense of US$10.5 million.

c) Net foreign exchange gains and losses - continuing operations

	2009 US$m	2008 US$m
Net gains/(losses) included in operating profit [3]	**75.5**	(1.4)
Net gains/(losses) included in net finance costs	**0.1**	(12.0)
	75.6	(13.4)

3 Includes a US$77.3 million foreign exchange gain on capital repatriation from an overseas subsidiary during 2009. Refer Note 5 for further details.

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 5. Significant items - continuing operations

Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and:

- outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or
- part of the ordinary activities of the business but unusual due to their size and nature.

Significant items are disclosed to assist users of the financial statements to understand Brambles' business results.

		2009 US$m	
	Before tax	**Tax**	**After tax**
Items outside the ordinary course of business			
- restructuring costs [1]	**(153.3)**	**47.0**	**(106.3)**
- reset of tax cost bases and other Unification tax matters [2]	**-**	**(6.5)**	**(6.5)**
- foreign exchange gain on capital repatriation [3]	**77.3**	**-**	**77.3**
Items within ordinary activities, but unusual due to size and nature			
- Walmart transition impact [4]	**(29.0)**	**11.3**	**(17.7)**
- USA pallet quality program costs [5]	**(77.4)**	**30.3**	**(47.1)**
Significant items from continuing operations	**(182.4)**	**82.1**	**(100.3)**

		2008 US$m	
	Before tax	Tax	After tax
Items outside the ordinary course of business			
- restructuring costs [6]	(5.1)	4.2	(0.9)
- reset of tax cost bases and other Unification tax matters [2]	-	31.6	31.6
- adviser costs - share register activity [7]	(4.7)	0.2	(4.5)
Items within ordinary activities, but unusual due to size and nature			
- Walmart transition impact [4]	(10.9)	4.2	(6.7)
- USA pallet quality program costs [5]	(20.6)	8.0	(12.6)
Significant items from continuing operations	(41.3)	48.2	6.9

1 On 16 February 2009, Brambles announced a restructure of its operations, estimated to cost US$159–US$169 million before tax, as a response to the effects of the global economic crisis on its businesses. An impairment charge of US$33.6 million, a US$61.6 million charge for storage and scrapping costs and US$3.8 million depreciation expense have been booked against surplus pallets within the CHEP USA pool. Redundancy and plant closure expenses estimated to cost US$60–US$70 million will be incurred in various countries, of which US$54.3 million (including US$2.4 million depreciation expense) was booked in 2009.

2 In 2008, following receipt of a private ruling from the Australian Taxation Office, a tax benefit of US$31.6 million was recognised on the reset of Australian tax cost bases as a result of Unification. A net adjustment of US$(6.5) million was made to tax cost bases and other Unification tax matters in 2009.

3 During 2009, capital of €460 million was repatriated to Australia from an overseas subsidiary. As required by AASB 121: The Effects of Changes in Foreign Exchange Rates, a portion of the accumulated foreign currency translation reserve previously held in relation to the overseas subsidiary was recognised in the income statement, resulting in a US$77.3 million foreign exchange gain.

4 During 2009, non-recurring transition costs of US$29.0 million (2008: US$10.9 million) due to loss of white wood revenue and net additional operational costs were incurred within CHEP USA as a result of Walmart's decision to modify management of pallet flows within its network in the USA.

Brambles

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 *- continued*

Note 5. Significant items - continuing operations - *continued*

5 In February 2008, Brambles announced a two year program under which CHEP would invest over US$100 million in operational and capital initiatives focused on quality improvement and innovation. During 2009, costs of US$77.4 million (2008: US$20.6 million) were incurred within CHEP USA on the pallet quality program. As advised in February 2009, this program is expected to be completed by December 2009 with total operational and capital spending now estimated at US$160 million.

6 During 2008, Brambles incurred further employment-related and other costs of US$5.1 million (US$0.9 million after tax) in relation to restructuring and Unification.

7 As a consequence of the share register activity first disclosed to the Australian Securities Exchange on 8 August 2007, Brambles incurred advisers' fees of US$4.7 million during 2008.

Note 6. Discontinued operations

a) Description

There were minor disposals in 2009 and 2008, with immaterial impact.

b) Income statement and cash flow information - discontinued operations

	2009 US$m	2008 US$m
Total revenue	-	-
Operating expenses	-	-
Profit before tax and Significant items	-	-
Significant items:		
- gain recognised on completed disposals [1]	**15.2**	1.2
Profit before tax from discontinued operations	**15.2**	1.2
Tax benefit:		
- on profit before tax and Significant items	-	-
- on Significant items	**3.4**	0.6
Total tax benefit from discontinued operations	**3.4**	0.6
Profit for the year from discontinued operations	**18.6**	1.8
Net cash outflow from operating activities	**(2.2)**	(4.7)
Net cash outflow from investing activities	-	-
Net cash outflow from financing activities	-	-
Net decrease in cash from discontinued operations	**(2.2)**	(4.7)

1 In 2009, net favourable provision adjustments of US$15.2 million (2008: US$1.2 million) were recognised in respect of divestments completed in 2007 and prior years which were outside the ordinary course of business.

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 7. Income tax

	2009 US$m	2008 US$m
Amounts recognised in the income statement		
Current income tax - continuing operations:		
- income tax charge	**147.3**	222.7
- prior year adjustments	**(18.1)**	(26.8)
	129.2	195.9
Deferred tax - continuing operations:		
- origination and reversal of temporary differences	**29.1**	44.6
- previously unrecognised tax losses	**(9.4)**	(15.6)
- prior year adjustments	**14.4**	9.3
	34.1	38.3
Tax expense - continuing operations	**163.3**	234.2
Tax benefit - discontinued operations (Note 6b)	**(3.4)**	(0.6)
Tax expense recognised in the income statement	**159.9**	233.6
Amounts recognised in the statement of recognised income and expense		
- on actuarial losses on defined benefit pension plans	**0.2**	(7.4)
- on losses on revaluation of cash flow hedges	**(4.9)**	(1.7)
Tax benefit recognised directly in the statement of recognised income and expense	**(4.7)**	(9.1)
Reconciliation between tax expense and accounting profit before tax		
Profit before tax - continuing operations	**597.3**	881.1
Tax at 30% (2008: 30%)	**179.2**	264.3
Effect of tax rates in overseas jurisdictions	**(3.6)**	8.1
Prior year adjustments	**(3.7)**	(17.5)
Current year tax losses not recognised	**14.6**	6.8
Prior year tax losses recouped/recognised	**(9.4)**	(15.6)
Foreign withholding tax provided	**9.4**	13.5
Changes in tax rates	**(1.1)**	(15.9)
Non-deductible expenses	**6.1**	20.0
Other	**(28.2)**	(29.5)
Tax expense - continuing operations	**163.3**	234.2
Tax benefit - discontinued operations (Note 6b)	**(3.4)**	(0.6)
Total income tax expense	**159.9**	233.6

Note 8. Business combination

On 4 March 2008, Brambles announced it had agreed to purchase 100% of the issued share capital of LeanLogistics, Inc, a leading provider of technology-based transport and supply chain solutions in the USA. Change of control was effective on 7 March 2008.

For the period from 7 March 2008 to 30 June 2008, LeanLogistics contributed revenue of US$3.3 million and incurred a loss after tax of US$1.2 million. These results are included within the CHEP Americas business segment. If the acquisition had occurred on 1 July 2007, Brambles' revenue for 2008 would have been US$7.6 million higher and profit after tax for 2008 US$0.6 million lower after allowing for finance costs.

The fair value of the LeanLogistics assets acquired, liabilities assumed and goodwill were as follows:

	2008 US$m
Cash paid	44.7
Direct costs relating to the acquisition	2.4
Total purchase consideration	47.1
Fair value of net identifiable assets acquired	13.8
Goodwill	33.3

The goodwill acquired is attributable to the profitability of the acquired business and anticipated synergies with CHEP's existing operations. The fair values of assets and liabilities acquired, including intangibles such as customer contracts, were established using professional valuers, where relevant.

On acquisition of LeanLogistics, assets acquired and liabilities assumed were:

	Acquiree's carrying amount US$m	Fair value US$m
Cash and cash equivalents	0.9	0.9
Trade and other receivables	1.6	1.6
Other current assets	0.1	0.1
Property, plant and equipment	0.3	0.3
Intangible assets	1.0	17.5
Current and deferred tax assets	2.7	2.8
	6.6	23.2
Trade and other payables	(2.7)	(2.7)
Borrowings	(0.3)	(0.3)
Current and deferred tax liabilities	-	(6.4)
	(3.0)	(9.4)
Net assets	3.6	13.8

Cash outflow on acquisition of LeanLogistics was as follows:	2008 US$m
Cash and cash equivalents acquired	0.9
Cash consideration	(47.1)
Net cash outflow	(46.2)

In addition to the LeanLogistics acquisition, there were minor acquisitions in 2009 and 2008, with immaterial impact.

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 9. Earnings per share

	2009 US cents	2008 US cents
Earnings per share		
- basic	**32.6**	46.0
- diluted	**32.5**	45.7
From continuing operations		
- basic	**31.3**	45.9
- diluted	**31.2**	45.6
- basic, on Underlying profit after finance costs and tax	**38.5**	45.4
From discontinued operations		
- basic	**1.3**	0.1
- diluted	**1.3**	0.1

Options, performance share rights and MyShare matching conditional rights granted under Brambles' share plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive.

	2009 million	2008 million
a) Weighted average number of shares during the year		
Used in the calculation of basic earnings per share	**1,388.3**	1,409.2
Adjustment for share options and rights	**4.4**	8.9
Used in the calculation of diluted earnings per share	**1,392.7**	1,418.1

	2009 US$m	2008 US$m
b) Reconciliation of profits used in EPS calculations		
Statutory profit		
Profit from continuing operations	**434.0**	646.9
Profit from discontinued operations	**18.6**	1.8
Profit used in calculating basic and diluted EPS	**452.6**	648.7
Underlying profit after finance costs and tax		
Underlying profit (Note 3)	**900.6**	1,071.9
Net finance costs	**(120.9)**	(149.5)
Underlying profit before tax	**779.7**	922.4
Tax expense on Underlying profit	**(245.4)**	(282.4)
Underlying profit after finance costs and tax	**534.3**	640.0
which reconciles to statutory profit:		
Underlying profit after finance costs and tax	**534.3**	640.0
Significant items after tax (Note 5)	**(100.3)**	6.9
Profit from continuing operations	**434.0**	646.9

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 10. Dividends

a) Dividends declared and paid during the year

	Interim 2009	Final 2008
Dividend per share (in Australian cents)	17.5	17.5
Franked amount at 30% tax (in Australian cents)	1.75	1.75
Cost (in US$ million)	176.3	163.2
Payment date	9 April 2009	9 October 2008

b) Dividend declared after reporting date

	Final 2009
Dividend per share (in Australian cents)	12.5
Franked amount at 30% tax (in Australian cents)	2.5
Cost (in US$ million)	144.4
Dividend record date	18 September 2009
Payment date	8 October 2009

As this dividend had not been declared at the reporting date, it is not reflected in the financial statements.

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 11. Issued and quoted securities

	Options Number	Ordinary securities Number	Ordinary securities US$m
At 1 July 2008	**10,527,492**	**1,383,550,886**	**13,778.6**
Issued during the year	**4,251,970**	**18,318,153**	**69.0**
Exercised during the year	**(1,739,525)**	**-**	**-**
Lapsed during the year	**(3,869,538)**	**-**	**-**
At 30 June 2009	**9,170,399**	**1,401,869,039**	**13,847.6**

Note 12. Changes in equity

	2009 US$m	2008 US$m
Total equity at 1 July	**1,543.5**	1,422.7
Adjustment to opening retained earnings for AASB 117: Leases [1]	**-**	(2.5)
Total restated equity as at 1 July	**1,543.5**	1,420.2
Total recognised income and expense	**177.0**	882.9
Share-based payments:		
- expense recognised	**14.5**	14.8
- shares issued	**(6.3)**	(13.9)
- equity component of related tax	**(2.9)**	3.3
Transactions with equity holders in their capacity as equity holders:		
- dividends declared and paid	**(365.5)**	(424.1)
- issues of ordinary shares, net of transaction costs	**7.1**	52.3
- issues of ordinary shares under Dividend Reinvestment Plan	**61.9**	-
- shares purchased on-market and cancelled	**-**	(392.0)
Total equity at 30 June	**1,429.3**	1,543.5

1 During 2008, an adjustment was made to amortise fixed rental increases on operating leases on a straight line basis over the life of the lease. The effect of this adjustment was to increase other liabilities by US$4.1 million, increase deferred tax assets by US$1.6 million and decrease opening retained earnings by US$2.5 million.

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 13. Cash flow statement - additional information

a) Reconciliation of cash

	2009 US$m	2008 US$m
Cash at bank and in hand	**55.0**	62.8
Short term deposits	**35.1**	42.0
Bank overdrafts	**(36.0)**	(36.7)
	54.1	68.1

b) Borrowing facilities and credit standby arrangements

	2009 US$m	2008 US$m
Total facilities:		
- commited borrowing facilities	**2,845.3**	3,647.5
- loan notes	**535.0**	425.0
- credit standby/uncommitted arrangements	**129.6**	162.0
	3,509.9	4,234.5
Facilities used at reporting date:		
- commited borrowing facilities	**1,647.5**	2,018.9
- loan notes	**535.0**	425.0
- credit standby/uncommitted arrangements	**43.5**	61.3
	2,226.0	2,505.2
Facilities available at reporting date:		
- commited borrowing facilities	**1,197.8**	1,628.6
- credit standby/uncommitted arrangements	**86.1**	100.7
	1,283.9	1,729.3

c) Non-cash financing or investing activities

As shown in Note 12, dividends of US$61.9 million were satisfied by the issue of shares under the Dividend Reinvestment Plan. There were no other financing or investing transactions during the year which have had a material effect on the assets and liabilities of Brambles that did not involve cash flows.

Brambles

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 13. Cash flow statement - additional information - *continued*

d) Reconciliation of profit after tax to net cash flows from operating activities	**2009 US$m**	2008 US$m
Profit after tax	**452.6**	648.7
Adjustments for:		
- depreciation and amortisation	**424.6**	458.6
- irrecoverable pooling equipment provision expense	**97.8**	91.2
- net gains on disposals of property, plant and equipment	**(11.9)**	(46.4)
- impairment of pooling equipment	**33.6**	-
- foreign exchange gain on capital repatriation	**(77.3)**	-
- other valuation adjustments	**(1.9)**	(1.0)
- net gains on disposal of businesses and investments	**(0.6)**	(1.2)
- net gains after tax on completed disposals of discontinued operations	**(17.0)**	(2.6)
- joint ventures	**2.1**	(0.6)
- equity-settled share-based payments	**14.5**	14.8
- finance costs	**(3.0)**	12.7
Movements in operating assets and liabilities, net of acquisitions and disposals:		
- decrease in trade and other receivables	**56.3**	35.9
- (increase)/decrease in prepayments	**(6.0)**	1.9
- decrease/(increase) in inventories	**7.3**	(9.7)
- decrease in deferred tax	**49.7**	39.3
- decrease in trade and other payables	**(31.9)**	(2.1)
- decrease in tax payables	**(19.0)**	(38.8)
- increase/(decrease) in provisions	**53.5**	(30.3)
- other	**(0.4)**	(4.1)
Net cash inflow from operating activities	**1,023.0**	1,166.3

e) Reconciliation of movement in net debt

Net debt at beginning of the year	**2,426.2**	1,996.9
Net cash inflow from operating activities	**(1,023.0)**	(1,166.3)
Net cash outflow from investing activities	**606.6**	811.4
Net outflow/(inflow) from hedge borrowings	**7.9**	(95.1)
Proceeds from issue of ordinary shares	**(0.8)**	(38.5)
Buy-back of ordinary shares	**-**	392.0
Dividends paid, net of Dividend Reinvestment Plan	**277.6**	444.8
Increase on business acquisitions and disposals	**-**	0.3
Interest accruals, finance leases and other	**(7.5)**	3.1
Foreign exchange differences	**(143.6)**	77.6
Net debt at end of the year	**2,143.4**	2,426.2
Being:		
Current borrowings	**68.0**	91.5
Non-current borrowings	**2,165.5**	2,439.5
Cash and cash equivalents	**(90.1)**	(104.8)
Net debt at end of the year	**2,143.4**	2,426.2

Note 14. Equity-accounted investments

a) Joint ventures

Brambles has investments in the following joint ventures, both of which are unlisted jointly controlled entities, which are accounted for using the equity method.

Name (and nature of business)	Place of incorporation	% interest held at reporting date 2009	2008
CISCO - Total Information Management Pte. Limited (Information management)	Singapore	**49%**	49%
Recall Becker GmbH & Co. KG (Document management services)	Germany	**50%**	50%

b) Share of results of joint ventures - continuing operations

	2009 US$m	2008 US$m
Continuing operations		
Profit from ordinary activities before tax	**6.0**	6.9
Tax expense on ordinary activities	**(1.0)**	(1.0)
Profit for the year	**5.0**	5.9

Note 15. Net tangible asset backing

	2009 US cents	2008 US cents
Net tangible assets backing based on 1,401.9 million shares (2008: 1,383.6 million shares)	**46.7**	49.2

Net tangible assets backing per share is calculated by dividing total equity attributable to the members of the parent entity, less goodwill and intangible assets, by the number of shares on issue at year end.

Note 16. Contingent liabilities

There have been no material changes in Brambles' contingent liabilities as set out in the 2008 Annual Report.

Note 17. Events after balance sheet date

Except as outlined in this preliminary final report, there have been no other events that have occurred subsequent to 30 June 2009 that have had a material impact on Brambles' financial performance or position.

Brambles

Statement of compliance

This report is based upon financial statements which have been audited.

The audit report, which is unqualified, will be made available with the Brambles 2009 Annual Report.

Robert Gerrard
Company Secretary

20 August 2009

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

20 August 2009

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir,

BRAMBLES DELIVERS REVENUE GROWTH AND STRONG CASH FLOW – WELL PLACED TO ACCELERATE FINANCIAL PERFORMANCE AS ECONOMIES RECOVER

Attached is a release to the Exchange from Brambles Limited on its preliminary final report for the year ended 30 June 2009.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00053929}

Brambles

20 August 2009 ASX & Media Release

Brambles delivers revenue growth and strong cash flow - well placed to accelerate financial performance as economies recover

Net new business wins across all regions

Amid highly challenging global economic conditions, Brambles today reported resilient sales and a strong cash flow performance for the year ending 30 June 2009. Sales revenue from continuing operations was up 1%[1] (down 8% in actual currency) to US$4.0 billion, driven by new business wins (net of any losses)[2] of approximately US$100 million and price/mix gains in both CHEP and Recall offsetting weak organic volumes[3].

Underlying profit[4] was US$900.6 million, a decrease of 8% (down 16% in actual currency). The difficult economic conditions particularly impacted CHEP's automotive sector[5] (down 23%), gave rise to increased plant costs in CHEP and drove down recycled paper revenue in Recall's Secure Destruction Services[6] (SDS).

Excluding automotive and SDS, Group sales revenue increased 3% and Underlying profit decreased 5%, a resilient result in the context of declining retail sales in the United States and key European markets during the year.

The result also reflects the continued investment in growth initiatives such as China and India. Future growth will be driven by a combination of this investment, continuing new business wins, general operating leverage and any upswing in automotive and SDS paper revenues as economies recover.

Focus on cash generation and disciplined capital management reinforces strong balance sheet

Free cash flow after dividends improved strongly to US$141.9 million. Cash flow from continuing operations was US$722.4 million, an increase of US$8.1 million in constant currency, mainly due to a significant reduction in capital expenditure to levels appropriate in the current environment.

During FY09, the Company renewed US$1.9 billion of debt facilities for terms between 3 and 5 years, and at balance date had undrawn committed bank facilities totalling US$1.2 billion.

The Chief Executive Officer of Brambles, Mike Ihlein, said: "I am pleased that we have been able to drive revenue and cash flow growth across our business, with net new wins offsetting declines in organic volumes that reflected worsening global economic conditions in the last 9 months of the financial year. Our balance sheet also remains strong, with a prudent level of debt and substantial undrawn committed credit facilities.

"Even though our underlying profitability in FY09 has been adversely affected by a number of factors, we expect many of those will turn around quickly when markets improve.

"This result demonstrates the continued resilience of our businesses. CHEP is a global business helping make the world's supply chains more efficient, providing visibility to supply chain costs and delivering value for customers. Recall is a global leader in document and information management. The power of our value propositions, even in difficult times is shown by our ability to win considerable new business during the past year."

---

[1] All growth comparisons, except for statutory measures, are in constant currency terms unless otherwise indicated. Constant currency is calculated by translating foreign currency results at the exchange rates applicable during the previous year.
[2] Net new business wins are new business and lane expansion won in the period plus wins from the prior year carried forward 12 months, less business losses in the period.
[3] Organic volume is defined as volume with existing customers, excluding lane expansion.
[4] Brambles now uses 'Underlying profit' as a simplified non-statutory profit measure to replace 'Comparable operating profit', used in previous years. Underlying profit is profit from continuing operations before finance costs, tax and Significant items. Refer to Brambles' interim result announcement dated 16 February 2009 for further information.
[5] CHEP's automotive sales revenue comprises 3% of Brambles' sales revenue.
[6] Recall's SDS sales revenue comprises 4% of Brambles' sales revenue.

Major initiatives on track and will help underpin future performance

Brambles is in line or ahead of plan with delivery of the previously announced[7] initiatives to improve cost structures, underpin future operating performance over the medium to long term and meet customer requirements. These initiatives include the CHEP USA pallet quality program, the facilities and operations rationalisation program and the CHEP USA accelerated pallet scrapping program, all of which will deliver future benefits to the Company. In addition, the new arrangements with Walmart have been successfully implemented.

Business unit performance

- **CHEP Americas sales revenue grew 2%** (down 2% in actual currency) while Underlying profit was down 6% (down 10% in actual currency) primarily due to increased plant costs driven by the slowdown in the economy, and some increase in indirect costs.

  In CHEP USA, overall volumes declined by 1%. Net new business wins contributed 3% volume growth but were offset by a 4% decline in organic volume. Sales revenue remained in line with the prior year due to favourable price and mix.

  CHEP Latin America continued to grow strongly with 12% sales revenue growth, while CHEP Canada achieved 4% sales revenue growth.

- **CHEP Europe, Middle East & Africa (EMEA) sales revenue was in line with last year** (down 12% in actual currency), reflecting net new business wins and favourable price/mix offsetting a 5% decline in organic volumes. Underlying profit was down 7%. Excluding the impact of automotive, sales revenue grew by 2% while Underlying profit was down by only 2%.

- **CHEP Asia-Pacific sales revenue grew 1%** (down 16% in actual currency) with Underlying profit impacted by a decline in automotive, costs associated with the continued investment China and India, the full year impact of a new regional management structure to support future growth, as well as the establishment costs of a major new RPC contract. Excluding automotive, sales revenue was up 3% and Underlying profit was down 12%.

- **Recall sales revenue grew 1%** (down 8% in actual currency). A strong performance in the Document Management Solutions (DMS) business in all regions offset a decline in the SDS business. Underlying profit declined by 3% (down 15% in actual currency). Excluding SDS, sales revenue was up 6% and Underlying profit was up 8%.

Statutory profit / Earnings per share (EPS)

After Significant items[8] before tax of US$182.4 million, **statutory operating profit** was down 30% to US$718.2 million. Profit after tax from continuing operations was down 33% to US$434.0 million.

EPS on Underlying profit after finance costs and tax was 38.5 US cents, down 7% (down 15% at actual rates). Statutory EPS was down 29% to 32.6 US cents, reflecting Significant items and the impact of unfavourable foreign currency translation.

Dividend

The Board has declared a final dividend of 12.5 Australian cents per share, taking the full year dividend total to 30.0 cents per share, compared with 34.5 cents the previous year. This reflects the Board's focus on prudent conservation of cash in the current environment.

The final dividend is 20% franked and payable on 8 October 2009, based on a record date of 18 September 2009.

CHEP USA Review on track for end-September completion

Brambles has been undertaking a review of CHEP USA to position the business for the medium to long term. The objective of the review is to determine the optimal range of service offerings, pallet platforms, pallet quality, service centre network requirements and cost and pricing structures to best meet future customer needs. The review is on track to be completed by the end of September, with the results to be announced in early October.

---

[7] Refer to page 1 of Brambles' interim result announcement dated 16 February 2009

[8] Refer to Table 2 on page 6 and Significant items on pages 12 and 13 for further information.

As part of the review, further significant and positive customer engagement has been undertaken to better understand their future needs and market trends, and to determine how CHEP can best create future growth opportunities and deliver customer requirements.

Commenting on the CHEP USA Review, Mr Ihlein said, "The review of our CHEP USA business, when finalised, will be a key component of our broader strategy for the USA market. Whilst the review is not yet complete, it is clear that a wood pallet platform remains the best solution for the broad supply chain in the USA in terms of both economic and environmental sustainability. Alternative platforms such as plastic are currently not sustainable outside niche segments of the USA supply chain – in short, wood is here to stay."

Brambles well placed to accelerate financial performance as economies recover

Brambles has largely offset weakness in organic volumes with considerable net new business wins in all key geographies of both CHEP and Recall. This is despite challenging trading conditions across the globe, including a very weak automotive sector and exceptionally low recycled paper revenues.

The Company's initiatives to deal with the economic downturn, address customer requirements, improve cost structures and realise efficiencies will provide a solid foundation to drive future operating performance. It will also continue its investment program for medium to long term growth in countries and regions such as China, India and Central and Eastern Europe.

Recent early signs of improving macro-economic stability in a number of markets are encouraging. In particular, the de-stocking by Brambles' customers that has been evident in the last year appears to be coming to an end. An improvement in economic conditions will, in due course, positively impact the Company's major customers as they return to growth, which in turn will benefit Brambles due to its strong underlying business models and robust new business pipeline.

Mr Ihlein concluded, "Even in a severe economic downturn, Brambles has been able to deliver sales revenue growth. As global markets recover, we should experience a return to our traditional stronger rate of sales revenue growth reflecting both organic growth and new business wins together with expected improvements in the automotive sector and better recycled paper revenues. Combined with operating leverage in the pallet business in an upturn, an ongoing focus on cash generation and a solid balance sheet, Brambles is well placed to accelerate financial performance as economies recover."

---------------------- Ends ----------------------

For further information please contact:

Investors & Media:	Media:
Michael Roberts Vice President Investor Relations & Corporate Affairs +61 2 9256 5216 +61 418 263 199 michael.roberts@brambles.com	David Besier Manager Corporate Affairs +61 2 9256 5204 +61 412 473 330 david.besier@brambles.com

Brambles is globally headquartered in Australia

Further details for this 2009 final result are set out in the following pages and in the Appendix 4E.

There will be a management briefing on this result to investment analysts in Sydney at 10.30am on 20 August 2009. The briefing will be webcast on the Brambles website, www.brambles.com. All presentation materials will be posted to the website prior to the presentation. A replay of the webcast including questions and answers will be available shortly after the conclusion of the live presentation.

Copies of the 2009 final results have also been forwarded to the Financial Services Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility. For further details, please refer to www.fsa.gov.uk.

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website www.brambles.com.

Overview FY09 – Continuing operations

Group sales revenue: US$4.019 billion, up 1% (down 8% in actual currency), an encouraging result reflecting continuing success in winning net new business and price/mix gains which, as the economic slowdown deepened in the second half, offset a decline in organic volume. The automotive sector and recycled paper revenue (affecting Secure Destruction Services (SDS) in Recall) were especially weak. Excluding automotive and SDS, Group sales revenue grew 3%, well ahead of the declines in retail sales in many parts of the world.

Underlying profit: US$900.6 million, down 8% (down 16% in actual currency) primarily due to:

- factors which were largely economic in nature:
  - the impact of the global downturn including significantly lower revenue from the automotive sector in CHEP and SDS in Recall
  - the impact of higher numbers of pallets being returned from the field driving increased handling and storage costs and, in some cases, greater pallet relocations
- continued investment in growth initiatives such as the developing CHEP businesses in China, India and Central and Eastern Europe, and RPCs in Australia

Earnings per share on Underlying profit after finance costs and tax (EPS) of 38.5 US cents was down 7% (down 15% in actual currency). Australian dollar EPS was 51.7 Australian cents (FY08: 50.0 Australian cents).

Free cash flow after dividends for the 2009 year improved strongly to US$141.9 million reflecting continuing **strong cash flow from operations** which was US$722.4 million, up US$8.1 million in constant currency. Lower Underlying profit was more than offset by significantly reduced capital expenditure, demonstrating the cash generation strength of the Brambles business models. Nearly 70% of cash flow from operations was generated in the second half of the year.

Strong balance sheet with a prudent level of debt and US$1.2 billion of undrawn committed bank facilities at 30 June 2009. **US$1.9 billion of debt facilities renewed** during the year, including US$0.9 billion in the second half.

Significant items were in line with guidance provided at the interim result[9] and totalled US$182.4 million before tax (of which 2H09: US$50.7 million)[10].

After Significant items, **statutory operating profit** was down 30% to US$718.2 million. **Profit after tax from continuing operations** was down 33% to US$434.0 million and statutory EPS was down 29% to 32.6 US cents.

Business unit performance:
Brambles increased constant currency sales revenue as net new business wins largely continued to offset the impact of the global economic recession on organic volumes. However, Underlying profit was lower than the prior year.

- **CHEP Americas**
  Sales revenue grew 2% (down 2% in actual currency) while Underlying profit was US$434.4 million, down 6% (down 10% in actual currency) primarily due to increased plant costs driven by the slowdown in the economy, and some increase in indirect costs.
- **CHEP EMEA**
  Sales revenue was in line with last year (down 12% in actual currency) reflecting net new business wins and favourable price/mix offsetting a 5% decline in organic volumes. EMEA also generated strong cash flow. Underlying profit was 7% lower at US$327.5 million (down 17% in actual currency), largely due to automotive. Excluding automotive, sales revenue grew by 2% while Underlying profit was down by 2%.
- **CHEP Asia-Pacific**
  Sales revenue grew 1% (down 16% in actual currency) with Underlying profit down 19% (down 36% in actual currency) to US$61.1 million primarily due to a decline in automotive, costs

[9] Excluding foreign exchange gains on repatriation of capital where no guidance was provided
[10] Refer to pages 12 and 13 for further details

associated with the continued investment for future growth in China and India, the full year impact of a new regional management structure to support growth and the establishment costs of a major new RPC contract. Excluding automotive, sales revenue was up 3% and Underlying profit was down 12%.

- **Recall**
  Sales revenue grew 1% (down 8% in actual currency). A strong performance in the Document Management Solutions (DMS) business in all regions offset a decline in SDS. Increased investment in information technology and marketing for future growth resulted in an overall reduction in Underlying profit of 3% (down 15% in actual currency) to US$104.3 million. Excluding SDS, sales revenue was up 6% and Underlying profit up 8%.

Brambles Value Added (BVA) for continuing operations was US$334 million, down US$198 million (at comparable fixed exchange rates) reflecting the impact of the economic downturn, Significant items within ordinary activities and investments for future growth, especially in CHEP Asia-Pacific.

Final dividend declared of 12.5 Australian cents per share, franked to 20%. Including the interim dividend of 17.5 Australian cents per share, total dividends declared for the 2009 financial year are 30.0 Australian cents per share.

Dividend Reinvestment Plan (DRP) introduced for the 2009 interim dividend at a price discount of 2.5%. The DRP remains in place for the final dividend at the 2.5% discount rate.

Table 1
Sales revenue and Underlying profit

US$ million	FY09 actual	FY09 at prior year fx rates	FY08 actual	% change (actual fx rates)	% change (constant currency)
Sales revenue					
CHEP Americas	1,556.9	1,617.5	1,581.3	(2)	2
CHEP EMEA	1,452.6	1,640.3	1,642.1	(12)	-
CHEP Asia-Pacific	323.4	390.4	386.9	(16)	1
Total CHEP	**3,332.9**	**3,648.2**	**3,610.3**	**(8)**	**1**
Recall	685.7	759.1	748.3	(8)	1
Total sales revenue	**4,018.6**	**4,407.3**	**4,358.6**	**(8)**	**1**
Underlying profit					
CHEP Americas	434.4	454.4	483.8	(10)	(6)
CHEP EMEA	327.5	368.8	396.5	(17)	(7)
CHEP Asia-Pacific	61.1	77.5	95.9	(36)	(19)
Total CHEP	**823.0**	**900.7**	**976.2**	**(16)**	**(8)**
Recall	104.3	118.2	122.4	(15)	(3)
Brambles HQ	(26.7)	(32.0)	(26.7)	-	(20)
Underlying profit	**900.6**	**986.9**	**1,071.9**	**(16)**	**(8)**
Net finance costs	(120.9)	(132.9)	(149.5)	19	11
Underlying profit before tax	**779.7**	**854.0**	**922.4**	**(15)**	**(7)**
Tax expense on Underlying profit	(245.4)	(268.8)	(282.4)	13	5
Underlying profit after finance costs and tax	**534.3**	**585.2**	**640.0**	**(17)**	**(9)**

Table 2
Reconciliation of Underlying profit to statutory operating profit

US$ million	FY09 Before tax	FY09 After tax	FY08 Before tax	FY08 After tax
Underlying profit (from Table 1)	**900.6**	**534.3**	**1,071.9**	**640.0**
CHEP USA - pallet quality program	(77.4)	(47.1)	(20.6)	(12.6)
CHEP USA - Walmart net transition impact	(29.0)	(17.7)	(10.9)	(6.7)
Restructuring:				
Facilities and operations rationalisation	(54.3)	(46.0)	(5.1)	(0.9)
CHEP USA accelerated scrapping of 7 million surplus pallets	(99.0)	(60.3)	-	-
FX gain on capital repatriation from foreign subsidiary	77.3	77.3	-	-
Other	-	(6.5)	(4.7)	27.1
Operating profit (see Table 3)	**718.2**	**434.0**	**1,030.6**	**646.9**

Table 3
Statutory profit

US$ million	FY09	FY08	% change (actual fx rates)
Statutory profit			
CHEP Americas	229.0	452.3	(49)
CHEP EMEA	286.5	396.5	(28)
CHEP Asia-Pacific	57.9	95.9	(40)
Total CHEP	**573.4**	**944.7**	**(39)**
Recall	95.9	121.9	(21)
Brambles HQ	48.9	(36.0)	
Operating profit	**718.2**	**1,030.6**	**(30)**
Net finance costs	(120.9)	(149.5)	19
Profit before tax	**597.3**	**881.1**	**(32)**
Tax expense	(163.3)	(234.2)	30
Profit from continuing operations	**434.0**	**646.9**	**(33)**
Profit from discontinued operations	18.6	1.8	
Profit for the year	**452.6**	**648.7**	**(30)**
Weighted average number of shares (millions)	**1,388.3**	**1,409.2**	
EPS on Underlying profit after finance costs and tax:			
(US cents)	**38.5**	**45.4**	**(15)**
(Australian cents)	**51.7**	**50.0**	**3**
EPS (US cents)	**32.6**	**46.0**	**(29)**
Total dividend (Australian cents per share)	**30.0**	**34.5**	**(13)**

Business Unit Operations Review

CHEP Americas

Table 4
CHEP Americas

US$ million	FY09	FY08	% change (actual fx rates)	% change (constant currency)
Sales revenue	1,556.9	1,581.3	(2)	2
Underlying profit*	434.4	483.8	(10)	(6)
Underlying profit margin	28%	31%	(3)pp	(3)pp
Statutory profit*	229.0	452.3	(49)	
Cash flow from operations	267.0	365.2		

* The difference between Underlying profit and statutory profit is due to Significant items of US$205.4 million (FY08: US$31.5 million): Pallet quality program: US$77.4 million (FY08: US$20.6 million); Walmart net transition impact: US$29.0 million (FY08: 10.9 million); Accelerated pallet scrapping: US$99.0 million (FY08: nil)

Americas
CHEP Americas reported increased sales revenue despite the challenging economic environment across all countries in the region. Sales revenue was US$1,556.9 million, up 2% (down 2% in actual currency), due to significant net new business wins and moderate price/mix gains offsetting a decline in organic volumes.

Despite the growth in sales revenue, Underlying profit was lower at US$434.4 million, down 6% (down 10% in actual currency), primarily due to higher plant and indirect costs.

Plant costs increased by US$37 million (constant currency) primarily due to:

- the economic slowdown resulting in higher numbers of pallets being returned from the field driving increased handling and storage costs (approximately US$10 million);
- increased service centre costs (approximately US$14 million) including costs associated with plant network optimisation, increased Total Pallet Management (TPM) activities and increased repair costs related to reducing new pallet commitments; and,
- other costs (approximately US$10 million), principally inflation and general cost increases.

Transport costs reduced by US$6 million (constant currency) reflecting the benefits of plant network optimisation.

Indirect costs increased by US$30 million (constant currency) primarily as a result of investment in growth (mainly LeanLogistics and Latin America expansion) and lower levels of pallet compensations in the USA. CHEP Americas' Irrecoverable Pooling Equipment Provision (IPEP) expense was US$11 million higher mainly due to timing factors (the completion of a significant number of pallet audits during 2H09).

CHEP Americas cash flow from operations was US$98.2 million lower than the previous year primarily due to expenditure on the CHEP USA pallet quality program, the Walmart transition arrangements and the reduction in Underlying profit. Encouragingly, capital expenditure was lower than prior year by US$46.6 million reflecting progress made on converting customers off new pallets in 2H09 leading to 1.5 million fewer pallet purchases in the USA. Second half capital expenditure for CHEP Americas was US$22.6 million lower than the first half.

USA
In CHEP USA, overall volumes declined by 1%. Net new business wins contributed 3% volume growth but were offset by a 4% decline in organic volume. Favourable price and mix resulted in sales revenue being in line with the prior year.

The FY09 sales revenue impact from net new business wins in the USA was approximately US$35 million. Whilst trading was competitive, CHEP USA won new business including Scott's (fertilisers / garden products), New World Pasta, the prepared foods division of Nestlé, Reser's and Bumble Bee Foods. Although some business was lost during the year, the emphasis remains on winning new business and winning back lost business with improved service and pallet quality.

On an annualised basis, the sales revenue impact of new business wins was sufficient to offset the losses during the year and demonstrates the continuing strength of the USA new business sales pipeline.

In line with guidance issued at the interim result, Significant items within ordinary activities included:

- US$29.0 million due to the Walmart transition arrangements (now completed), slightly below the original US$30 million forecast spend (2H09: US$8.8 million). The future economic cost estimated at US$5 million per annum will be reflected within Underlying profit from FY10.
- US$77.4 million operating expenditure on the two year CHEP USA pallet quality program together with US$5.0 million in capital expenditure. The positive response from customers to this program has continued.

Significant items outside ordinary activities:

- US$99.0 million for the accelerated scrapping of seven million pallets.

Latin America and Canada
CHEP Latin America continued to grow strongly with 12% sales revenue growth driven by a combination of volume growth from new customers and existing business, and inflationary price increases. However, Underlying profit declined due to investment expenditure for growth and higher commodity costs arising from the currency impact of US dollar denominated cost.

CHEP Canada achieved 4% sales revenue growth. The customer base was expanded with the addition of nearly 300 new customers in FY09.

LeanLogistics
LeanLogistics made excellent progress during its first full year of ownership and contributed US$13.2 million of sales revenue in the year which represents over 20% growth on a like-for-like basis. The business continued to expand the customer base for its On-Demand TMS®[11], sales revenue from its Managed Services offering increased significantly and GreenLanes (Freight Optimization Services) grew steadily throughout the year.

[11] On-Demand TMS® provides customers complete daily planning, execution, and settlement functions in addition to periodic strategic procurement of their transportation requirements.

CHEP EMEA

Table 5
CHEP EMEA

US$ million	FY09	FY08	% change (actual fx rates)	% change (constant currency)
Sales revenue	1,452.6	1,642.1	(12)	-
Underlying profit*	327.5	396.5	(17)	(7)
Underlying profit margin	23%	24%	(1)pp	(2)pp
Statutory profit*	286.5	396.5	(28)	
Cash flow from operations	372.7	296.1		

* The difference between Underlying profit and statutory profit is due to Significant items comprising Restructuring - facilities and operations rationalisation US$41.0 million (FY08: nil)

CHEP EMEA has delivered a solid performance in a challenging economic environment. Sales revenue was US$1,452.6 million, in line with the prior year (down 12% in actual currency), primarily due to net new business wins and price/mix offsetting a 5% decline in organic volumes.

The main contributor to the lower organic volumes was the automotive business (sales revenue down 22%), which declined significantly from October 2008 until stabilising in recent months. Excluding automotive, CHEP EMEA sales revenue increased by 2%.

Pallet volumes in Europe were in line with FY08. Strong new business wins offset a 3% decline in organic pallet volumes due to weak economic conditions, which were particularly pronounced in the UK. The FY09 sales revenue impact from net new business wins in CHEP Europe was approximately US$40 million. Wins in the year included Leche Pascual in Spain (won back from a pooling competitor), confectioner Haribo in Germany, DIY supplier Tarmac in the UK, Pastacorp in France, LEGO in the Czech Republic, Colgate Palmolive in Denmark and Inergy Automotive Systems.

The focus on Germany and Poland has resulted in strong domestic growth in B1208A pallets, with associated sales revenue up 20% and 60% respectively for the year.

Strong sales revenue growth in CHEP Middle East and Africa (up 16%) was driven by increases in both volume and price. A significant RPC contract in South Africa has been signed with Pick 'n' Pay which is expected to come fully on stream during FY10.

CHEP Europe's plant costs increased in FY09 due to the weak economy. This resulted in a higher number of pallets being returned from the field leading to increased handling and storage costs. Material and labour costs also increased resulting in plant costs as a percentage of sales increasing by 1pp to 26%. Transportation costs increased mainly due to the decision to relocate higher numbers of B1210A pallets from the UK to continental Europe in order to reduce capital expenditure on new pallets. The transportation cost ratio increased 1pp to 24%.

Underlying profit in CHEP EMEA of US$327.5 million was 7% lower (down 17% in actual currency). The main reasons for the profit shortfall were economy driven due to the decline in the automotive business and higher pallet relocations as outlined above. Overheads were in line with last year with investments in the growth markets of Germany and Poland offset by efficiency programmes. The Underlying profit margin declined slightly to 23% as a result. Excluding automotive, Underlying profit for CHEP EMEA was down by 2%.

Cash flow from operations in constant currency increased by US$130.1 million (US$76.6 million in actual currency) due to lower capital expenditure reflecting careful asset management (including the higher pallet relocations) and improvements in working capital management. Strong credit control led to Europe's average debtors days reducing by 4 days to 54 days.

CHEP Asia-Pacific

Table 6
CHEP Asia-Pacific

US$ million	FY09	FY08	% change (actual fx rates)	% change (constant currency)
Sales revenue	323.4	386.9	(16)	1
Underlying profit*	61.1	95.9	(36)	(19)
Underlying profit margin	19%	25%	(6)pp	(5)pp
Statutory profit*	57.9	95.9	(40)	
Cash flow from operations	9.8	58.0		

* The difference between Underlying profit and statutory profit is due to Significant items comprising Restructuring - facilities and operations rationalisation US$3.2 million (FY08: nil)

Sales revenue was up 1% to US$323.4 million (down 16% in actual currency). This result was achieved in spite of ongoing difficult conditions in the Australian automotive sector, excluding which, CHEP Asia-Pacific sales revenue grew by 3%. The established pallet businesses in Australia, New Zealand and South East Asia demonstrated resilience in difficult trading conditions. Increased sales revenue was achieved from the emerging businesses in China and India.

The RPC business sales revenue grew by 4%, driven by the part-year impact of the commencement of significant new contracts in Australia and New Zealand. For FY09, the profit growth from the part-year contribution from these contracts was exceeded by set-up costs to expand the service centre network to serve these opportunities.

CHEP Asia-Pacific's Underlying profit of US$61.1 million was down 19% (down 36% in actual currency). This reduction was due to:

- substantial production declines in the Australian automotive sector;
- supply chain destocking in Australia and New Zealand leading to higher numbers of net pallet returns, reducing daily hire revenue growth and increasing storage and handling costs;
- costs incurred in developing new pallet service centres to drive future efficiencies and support the commencement of a new RPC contract in Australia; and
- costs associated with the start up of the investments in China and India and the full year impact of a regional management structure to support growth.

China and India in aggregate delivered US$7.8 million of sales revenue in FY09 and incurred an Underlying loss of US$17.7 million (FY08: US$13.1 million). The increased loss which was in line with expectations was largely due to the first full year of operations in India.

The China business has made strong progress in expanding its pallet and automotive businesses and now has over 250 customers serviced by four offices and over 100 staff. Recent customer wins include Hewlett-Packard and Chery Automotive, China's largest independent automotive manufacturer. The India business commenced operations in June 2008 and provides pallet and container services to customers across the country. CHEP India now has over 50 staff with key customers including PepsiCo, Hindustan Unilever, Procter & Gamble, United Breweries and Coca-Cola franchise bottler, Indo European Breweries Limited.

Cash flow from operations was US$48.2 million lower than the previous year due to the initial capital investment required to support a new RPC contract in Australia and the reduction in the region's Underlying profit. Capital expenditure for China and India combined was US$19.0 million in the year (FY08: US$29.0 million).

Recall

Table 7 Recall				
US$ million	FY09	FY08	% change (actual fx rates)	% change (constant currency)
Sales revenue	685.7	748.3	(8)	1
Underlying profit*	104.3	122.4	(15)	(3)
Underlying profit margin	15%	16%	(1)pp	(1)pp
Statutory profit*	95.9	121.9	(21)	
Cash flow from operations	106.9	127.7		

* The difference between Underlying profit and statutory profit is due to Significant items comprising Restructuring - facilities and operations rationalisation US$8.4 million (FY08: $0.5 million)

Recall sales revenue was up 1% to US$685.7 million (down 8% in actual currency). Growth was achieved in all regions except Americas (sales revenue down 2%) where the impact of the global economic slowdown on SDS business was felt the most, including significantly lower recycled paper prices. Excluding SDS, Recall's sales revenue grew 6%.

A strong performance was achieved in DMS in all regions with carton volumes increasing by 6%. Sales revenue of US$470.8 million was up 6% (down 5% in actual currency). DMS gross margins increased to 39% driven by improvements in service delivery efficiencies in North America and was achieved despite little growth in customer activity levels in the current economic environment.

SDS sales revenue was down 13% (down 18% in actual currency) to US$145.6 million due to a significant reduction in paper prices and lower activity, particularly in North America and Europe. The reduction in paper prices resulted in the SDS gross margin falling by 7pp to 33%.

Underlying profit of US$104.3 million was 3% lower than the previous year (down 15% in actual currency). Recall's gross profit in constant currency was in line with the prior year with improvements in DMS offsetting the fall in SDS margins. Underlying profit was also impacted by investment in information technology and marketing to support future growth. Recall has implemented cost cutting measures throughout the year to respond to the global economic decline.

Cash flow from operations was US$20.8 million lower, mainly due to foreign currency translation. Major capital expenditure during the year included racking and safety infrastructure to support growth throughout all regions, along with investments in new state-of-the-art Information Centres in the UK and Thailand.

Significant items

In response to the challenging economic environment, Brambles has implemented a number of initiatives to improve its cost structure, underpin future operating performance over the medium to long term and meet customer requirements. During the 2009 financial year, Brambles had Significant items before tax of US$182.4 million (US$100.3 million after tax)[12] as follows:

Significant items within ordinary activities:

CHEP USA pallet quality program: US$77.4 million before tax (US$47.1 million after tax)

Expenditure on the two year CHEP USA pallet quality program was US$82.4 million during the year, comprising US$77.4 million in operational expenditure and US$5.0 million in capital expenditure. Pending the outcomes of the USA Review, approximately US$53 million (US$37 million operational expenditure and US$16 million capital expenditure) will be incurred in the remaining six months of the program to December 2009.

CHEP USA - Walmart net transition impact: US$29.0 million before tax (US$17.7 million after tax)

The Walmart transition arrangements have now been completed and the net cost in FY09 was US$29.0 million before tax (of which 2H09: US$8.8 million), slightly better than the original forecast spend. Estimated future ongoing costs of US$5 million before tax per annum are in line with previous estimates and will be included as part of Underlying profit for FY10 and future years.

Significant items outside ordinary activities:

Restructuring - facilities and operations rationalisation: US$54.3 million before tax (US$46.0 million after tax)

The Company announced in February 2009 that it would be implementing a range of initiatives involving the rationalisation of a number of facilities and operations. Once completed, these initiatives will result in a reduction of approximately 600 people across the businesses at an estimated total cost of approximately US$60 million (before tax). Savings will begin to flow through in FY10 and are estimated to be in the order of US$40-50 million per annum (before tax) once the rationalisation program is fully implemented by FY11. These programs will help ensure a more efficient cost structure but one still capable of growing the business.

The impact in FY09 was a Significant item charge of US$54.3 million (before tax) with the balance of the programme expenditure to be reflected in FY10 as previously indicated.

The restructuring program has progressed well with all of the key elements proceeding in line with plan. There has been no significant disruption to the businesses from any of the changes made so far, including those where closures of facilities have been announced.

Restructuring CHEP USA - accelerated scrapping of seven million excess pallets: US$99.0 million before tax (US$60.3 million after tax)

As detailed in Brambles' interim result release on 16 February 2009, CHEP USA has commenced a two year program to accelerate the scrapping of seven million pallets which are deemed excess to requirements.

The impact is a Significant item charge of US$99.0 million (before tax) comprising an asset write down of US$33.6 million (net of the value of timber recovery) and provisions for costs of the scrapping program of US$65.4 million. The scrapping program is progressing well and as at 30 June 2009, a total of circa 800,000 pallets had been scrapped, in line with plan.

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[12] Refer to Table 2 on page 6 for further information

Foreign exchange gain on repatriation of capital: US$77.3 million (before and after tax)

As part of optimising the Group's funding, a European subsidiary repatriated €460 million of capital to Australia. This resulted in the Group deriving a non-taxable foreign exchange profit of US$77.3 million, along with a reduction in FY09 interest expense of US$6 million.

Additional Financial Information

Capital expenditure – property, plant & equipment

Table 8

Capital expenditure on property, plant & equipment (accruals basis)

US$ million	FY09	FY08	Change
CHEP Americas	290.8	337.4	46.6
CHEP EMEA	234.4	353.2	118.8
CHEP Asia-Pacific	92.7	103.7	11.0
Total CHEP	**617.9**	**794.3**	**176.4**
Recall	52.4	54.5	2.1
Brambles HQ	2.1	0.4	(1.7)
Total capital expenditure	**672.4**	**849.2**	**176.8**

Brambles capital expenditure was US$176.8 million lower than the previous year (including the benefit of US$65.3 million from foreign currency translation). Capital expenditure has been tightly managed as sales growth slowed and customers reduced stock levels and returned more pallets to CHEP.

In CHEP Americas, capital expenditure was down by US$46.6 million with the majority of the reduction taking place in the second half of FY09. The main contributor was CHEP USA which benefited from a reduction in the number of new pallets required for contractual commitments to certain customer locations. Further reductions in these commitments and the level of imports into the USA on CHEP pallets will continue to benefit capital expenditure in FY10.

CHEP EMEA reduced capital expenditure by US$118.8 million, mainly due to lower pallet purchases in the slower economic environment.

CHEP Asia-Pacific capital expenditure also declined but mainly due to foreign currency translation. During the year there was a substantial initial investment in containers for a new Australian RPC contract which was partially offset by reductions in pallet capital expenditure in Australia and China. Capital expenditure in China was lower in FY09 following the establishment of the pallet pool in the previous year.

Total pallet capital expenditure for the Group was US$462.1 million, a reduction of US$157.0 million on the prior year. The majority of new pallet capital purchases was for replacement. The total pallet pool was 251 million pallets at the end of the period (inclusive of six million excess pallets held for accelerated scrapping in CHEP USA).

Recall capital expenditure included investment in new information centres in the UK and Thailand as the business invests to improve future efficiencies.

Interest

Net finance costs were US$120.9 million compared to US$149.5 million in FY08. The reduction in net finance costs reflected lower interest rates on variable rate borrowings, the increase in euro denominated debt to fund capital repatriations with the equivalent pay-down of higher cost Australian dollar denominated debt, and the impact of foreign exchange translation due to the stronger US dollar. These benefits were partially offset by higher borrowing margins and fees on debt refinanced during the year.

Tax

Brambles' effective tax rate on Underlying profit for the year was 31.5%, slightly higher than last year's rate of 30.6% due to the effect of higher tax rates in overseas jurisdictions.

The effective tax rate on statutory profit (from continuing operations) for the year was 27.3%, broadly in line with last year's rate of 26.6%, and less than the Australian tax rate of 30% primarily due to the non-tax effect of foreign exchange gains on the repatriation of capital from Europe to Australia.

Cash flow

Table 9
Cash Flow

US$ million	FY09	FY08	Change
Continuing operations			
Underlying profit	900.6	1,071.9	(171.3)
Significant items within ordinary activities	(106.4)	(31.5)	(74.9)
Depreciation & amortisation	418.4	458.6	(40.2)
EBITDA	**1,212.6**	**1,499.0**	**(286.4)**
Capital expenditure	(683.8)	(869.4)	185.6
Proceeds from disposals	104.6	133.8	(29.2)
Working capital movement	25.8	41.4	(15.6)
Irrecoverable pooling equipment provision	97.8	91.2	6.6
Provisions / other	(34.6)	(86.0)	51.4
Cash flow from continuing operations	**722.4**	**810.0**	**(87.6)**
Significant items outside ordinary activities	(49.9)	(27.7)	(22.2)
Cash flow from operations	**672.5**	**782.3**	**(109.8)**
Financing costs and tax	(253.0)	(369.7)	116.7
Free cash flow	**419.5**	**412.6**	**6.9**
Dividends paid	(277.6)	(444.8)	167.2
Free cash flow after dividends	**141.9**	**(32.2)**	**174.1**

Free cash flow of US$419.5 million was strong and sufficient to cover US$277.6 million of dividends paid, resulting in US$141.9 million of free cash flow after dividends.

Brambles continues to generate strong operating cash flows. Cash flow from continuing operations was US$722.4 million, an increase of US$8.1 million in constant currency terms. The US$87.6 million reduction in actual currency terms was primarily due to the translation impact of exchange rate movements (US$95.7 million). Lower Underlying profit was more than offset by significantly lower capital expenditure.

Nearly 70% of cash flow from operations was generated in the second half of the year following significant reductions in capital expenditure and working capital. Working capital continues to be tightly controlled across the business. Average debtor days improved from 48 to 46 days partially offset by a reduction in creditor days.

Significant items outside ordinary activities related to the restructuring activities during the year and included US$22.2 million of expenditure on the accelerated scrapping of excess pallets in CHEP USA.

Debt

Table 10

Net debt and key ratios

US$ million	FY09	FY08	Change
Current debt	68.0	91.5	23.5
Non-current debt	2,165.5	2,439.5	274.0
Gross debt	**2,233.5**	**2,531.0**	**297.5**
Less cash	(90.1)	(104.8)	(14.7)
Net debt	**2,143.4**	**2,426.2**	**282.8**
EBITDA	1,212.6	1,499.0	(286.4)
Net finance costs	120.9	149.5	28.6
Key ratios			
Net debt to EBITDA	1.8x	1.6x	(0.2)x
EBITDA interest cover	10.0x	10.0x	-

Net debt at 30 June 2009 was US$2,143.4 million, down US$282.8 million from 30 June 2008, with positive cash generation after dividends and favourable foreign exchange translation on non-US dollar denominated debt balances evenly contributing to the reduction.

Brambles made excellent progress during FY09 to refinance committed bank facilities well ahead of the scheduled maturity dates. At June 2008, committed bank facilities totalling US$3.0 billion were due to mature in November 2010 (equivalent to US$2.7 billion at June 2009 foreign exchange rates). During FY09, bank facilities of US$1.9 billion were renewed for terms between 3 and 5 years. US$0.7 billion is due to mature in November 2010.

At 30 June 2009, undrawn committed bank facilities totalled US$1.2 billion. Expected improvements in cash generation, mainly due to a focus on reducing capital expenditure, and these undrawn committed facilities should provide additional scope to reduce future refinancing requirements.

To further improve liquidity, Brambles accessed the US private placement debt market in May 2009 and raised US$110 million for tenors of 5, 7 and 10 years.

The average term to maturity of total credit facilities increased from 2.2 years at June 2008 to 3.3 years at June 2009.

Brambles established a Dividend Reinvestment Plan with the 2009 interim dividend which resulted in a 35% participation and provided US$62 million of additional liquidity.

Key financial ratios continue to reflect the strong balance sheet position and remain well within the financial covenants included in Brambles' major financing agreements, with net debt to EBITDA at 1.8x and EBITDA interest cover at 10.0x.

Brambles

Brambles Value Added (BVA)

Total BVA for Brambles' continuing operations in 2009 was US$334 million, a decrease of US$198 million on the previous year based on comparable fixed exchange rates. The reduction reflects the impact of the economic downturn, Significant items within ordinary activities and investments for future growth, especially in CHEP Asia-Pacific.

Foreign exchange rates

The principal foreign exchange rates affecting Brambles were:

		US$:A$	US$:€	US$:£
Average	2009	0.7479	1.3822	1.6103
	2008	0.9040	1.4835	2.0111
Year end	30 June 2009	0.8114	1.4106	1.6637
	30 June 2008	0.9629	1.5793	1.9936

Dividend

The Board has declared a final dividend of 12.5 Australian cents per share, franked to 20%. It will be payable on 8 October 2009 based on a record date of 18 September 2009. Including the interim dividend of 17.5 Australian cents per share paid on 9 April 2009, total dividends declared for the 2009 financial year are 30.0 Australian cents per share. The dividend declared in the 2009 financial year reflects the Board's focus on prudent conservation of cash in the current environment.

	Aust cents per share	% Franking	Ex dividend trading date	Record date	Payment date
Interim	17.5	10%	13 March 2009	19 March 2009	9 April 2009
Final	12.5	20%	14 September 2009	18 September 2009	8 October 2009

The unfranked component of the final dividend is conduit foreign income. Consequently, no Australian dividend withholding tax will be payable on the final dividend to be paid to Brambles' non-resident shareholders.

Dividend Reinvestment Plan

The Board has set the price at which shares will be allotted under the Plan for the final dividend as the arithmetic average of the daily volume weighted average sale price of all Brambles shares sold on the Australian Securities Exchange (ASX) in the ordinary course of trading on the ASX during the 10 trading days starting 22 September 2009, less a discount of 2.5%.

-- Ends --

Brambles

Background information

US$ million **Actual fx rates**	**1H09**	**2H09**	**FY09**	**1H08**	**2H08**	**FY08**
Sales						
CHEP Americas	792.5	764.4	1,556.9	776.4	804.9	1,581.3
CHEP EMEA	761.0	691.6	1,452.6	790.8	851.3	1,642.1
CHEP Asia-Pacific	166.6	156.8	323.4	185.3	201.6	386.9
Total CHEP	1,720.1	1,612.8	3,332.9	1,752.5	1,857.8	3,610.3
Recall	353.1	332.6	685.7	357.7	390.6	748.3
Total Brambles	2,073.2	1,945.4	4,018.6	2,110.2	2,248.4	4,358.6
Underlying profit						
CHEP Americas	233.3	201.1	434.4	227.7	256.1	483.8
CHEP EMEA	170.9	156.6	327.5	189.8	206.7	396.5
CHEP Asia-Pacific	28.9	32.2	61.1	45.6	50.3	95.9
Total CHEP	433.1	389.9	823.0	463.1	513.1	976.2
Recall	50.5	53.8	104.3	52.2	70.2	122.4
Total Brambles (including HQ)	469.3	431.3	900.6	497.3	574.6	1,071.9
Underlying profit margin						
CHEP Americas	29%	26%	28%	29%	32%	31%
CHEP EMEA	22%	23%	23%	24%	24%	24%
CHEP Asia-Pacific	17%	21%	19%	25%	25%	25%
Total CHEP	25%	24%	25%	26%	28%	27%
Recall	14%	16%	15%	15%	18%	16%
Total Brambles (including HQ)	23%	22%	22%	24%	26%	25%
Average capital invested						
CHEP Americas	1,625.5	1,707.9	1,666.7	1,446.5	1,570.3	1,508.4
CHEP EMEA	1,493.9	1,402.9	1,448.4	1,519.5	1,643.1	1,581.3
CHEP Asia-Pacific	314.6	323.6	319.1	290.3	332.1	311.2
Total CHEP	3,434.0	3,434.4	3,434.2	3,256.3	3,545.5	3,400.9
Recall	925.6	869.0	897.3	952.6	991.0	971.8
Total Brambles (including HQ)	4,293.2	4,244.2	4,268.7	4,112.6	4,449.0	4,280.8
Return on capital invested (annualised) **(based on Underlying profit)**						
CHEP Americas	29%	24%	26%	31%	33%	32%
CHEP EMEA	23%	22%	23%	25%	25%	25%
CHEP Asia-Pacific	18%	20%	19%	31%	30%	31%
Total CHEP	25%	23%	24%	28%	29%	29%
Recall	11%	12%	12%	11%	14%	13%
Total Brambles (including HQ)	22%	20%	21%	24%	26%	25%

Background information - *continued*

US$ million Actual fx rates	1H09	2H09	FY09	1H08	2H08	FY08
Cash flow from operations						
CHEP Americas	116.9	150.1	267.0	175.2	190.0	365.2
CHEP EMEA	137.1	235.6	372.7	57.4	238.7	296.1
CHEP Asia-Pacific	(22.8)	32.6	9.8	30.2	27.8	58.0
Total CHEP	231.2	418.3	649.5	262.8	456.5	719.3
Recall	22.0	84.9	106.9	37.5	90.2	127.7
Total Brambles (including HQ)	220.8	501.6	722.4	265.7	544.3	810.0
Capital expenditure on property, plant & equipment (accruals basis)						
CHEP Americas	156.7	134.1	290.8	160.1	177.3	337.4
CHEP EMEA	136.0	98.4	234.4	208.1	145.1	353.2
CHEP Asia-Pacific	62.9	29.8	92.7	41.6	62.1	103.7
Total CHEP	355.6	262.3	617.9	409.8	384.5	794.3
Recall	21.1	31.3	52.4	23.3	31.2	54.5
Total Brambles (including HQ)	377.0	295.4	672.4	433.2	416.0	849.2
Depreciation of property, plant & equipment						
CHEP Americas	82.9	79.5	162.4	77.9	82.3	160.2
CHEP EMEA	83.2	78.2	161.4	85.7	91.6	177.3
CHEP Asia-Pacific	17.1	18.1	35.2	20.7	21.7	42.4
Total CHEP	183.2	175.8	359.0	184.3	195.6	379.9
Recall	16.2	16.0	32.2	16.6	17.1	33.7
Total Brambles (including HQ)	199.5	191.8	391.3	201.0	213.0	414.0
Capex/depreciation ratio						
CHEP Americas	1.9x	1.7x	1.8x	2.1x	2.2x	2.1x
CHEP EMEA	1.6x	1.3x	1.5x	2.4x	1.6x	2.0x
CHEP Asia-Pacific	3.7x	1.6x	2.6x	2.0x	2.9x	2.4x
Total CHEP	1.9x	1.5x	1.7x	2.2x	2.0x	2.1x
Recall	1.3x	2.0x	1.6x	1.4x	1.8x	1.6x
Total Brambles (including HQ)	1.9x	1.5x	1.7x	2.2x	2.0x	2.1x
Pallet numbers						
CHEP Americas	104		103	100		101
CHEP EMEA	136		130	133		132
CHEP Asia-Pacific	18		18	16		18
Total CHEP	258		251	249		251
BVA [1]						
CHEP Americas	90	63	153	142	133	275
CHEP EMEA	91	86	177	99	108	207
CHEP Asia-Pacific	15	19	34	31	31	62
Total CHEP	196	168	364	272	272	544
Recall	(7)	2	(5)	(4)	9	5
Total Brambles (including HQ)	177	157	334	255	277	532

[1] At fixed June 2008 exchange rates

Glossary

Actual rates
In the statutory financial statements, foreign currency results are translated into US dollars at the applicable actual monthly exchange rates ruling in each period.

Average Capital Invested
Average Capital Invested or ACI is a 12 month average of Capital Invested.

Capital Invested is calculated as net assets before tax balances, cash and borrowings, but after adjustment for accumulated pre-tax Significant items, actuarial gains or losses and net equity adjustments for equity-settled share-based payments.

BVA
Brambles Value Added or BVA represents the value generated over and above the cost of the capital used to generate that value.

It is calculated using fixed June 2008 exchange rates as:
- Underlying profit; plus
- Significant items that are part of the ordinary activities of the business; less
- Average Capital Invested, adjusted for accumulated pre-tax Significant items that are part of the ordinary activities of the business, multiplied by 12%.

Capital expenditure
Unless otherwise stated, capital expenditure is presented on an accruals basis and excludes intangible assets, investments in associates and equity acquisitions. It is shown gross of any fixed asset disposals proceeds.

Cash flow from operations
Cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.

Constant currency
In the commentary, constant currency results are presented by translating both current and comparable period foreign currency results into US dollars at the actual monthly exchange rates applicable in the comparable period, so as to show relative performance between the two periods before the translation impact of currency fluctuations.

Continuing operations
Continuing operations refers to CHEP, Recall and Brambles HQ.

Free cash flow
Cash flow generated after net capital expenditure, finance costs and tax, but excluding the net cost of acquisitions and proceeds from business disposals.

ROCI
Return on Capital Invested or ROCI is calculated as Underlying profit divided by Average Capital Invested.

Significant items
Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and:
- outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or
- part of the ordinary activities of the business but unusual due to their size and nature.

Underlying profit
Underlying profit is profit from continuing operations before finance costs, tax and Significant items.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

20 August 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

COPIES OF SLIDES FOR ANALYSTS' BRIEFING, SYDNEY

Attached are copies of slides to be presented by Brambles' Chief Executive Officer, Mr Michael Ihlein, and Chief Financial Officer, Ms Liz Doherty, at an analyst briefing to be held in Sydney later today.

The slides and webcast of the briefing will be available on the Brambles' website at www.brambles.com.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Brambles



2009 Final Results

20 August 2009

Mike Ihlein
Chief Executive Officer

Brambles

Well positioned for recovery

- Sales revenue resilient
  - Net new business wins (circa US$100m) offset weak organic volume
  - Investment for growth continues
- Strong cash generation and disciplined capital management
  - Free cash flow
  - Operating cash flow
  - Strong balance sheet
- Major initiatives underpin future performance
- Brambles well placed to accelerate financial performance as economies recover

Delivering revenue growth and strong cash flow

Sales revenue	Underlying profit	Statutory EPS	Free cash flow after dividends
↑1%	↓8%		US$142m
(↓8% actual)	(↓16% actual)	(↓29% actual)	

- Economic impact
  - Organic growth
  - Higher plant stock
  - Automotive
  - Paper
- Sales revenue growth (despite automotive and SDS)
- Underlying profit down 8%
- Continuing to invest for growth
  - China, India and Central & Eastern Europe (CEE)
- Strong Free cash flow after dividends

Growth % calculated on US$ constant currency basis unless otherwise indicated; Free cash flow at actual rates

Automotive and SDS impact

- Group sales revenue growth 3% (reported 1%)
  - Automotive down 23% (US$43m)
  - SDS down 13% (US$23m)
- Group Underlying profit down 5% (reported down 8%)
  - Automotive down 53% (US$27m)
  - SDS down 43% (US$12m)

Growth % and US$ calculated on constant currency basis

Americas – net new wins offset organic decline

CHEP

Sales revenue	Underlying profit	CFO
↑2%	↓6%	US$267m[1]

- Sales
  - USA sales revenue in line with prior year
    - organic volumes down 4%
    - net new wins 3% (US$35m)
  - Rest of Americas 9% growth
- Underlying profit reflects economic slowdown
  - Higher plant stock
  - Lower transport costs
  - Higher indirects incl. growth for Latin America / LeanLogistics
- Capex reduced US$47m

[1]Cash flow from operations is after US$106m for Significant items
Growth % calculated on US$ constant currency basis; CFO: Cash flow from operations at actual rates

EMEA – net new wins offset organic/auto decline

CHEP

Sales revenue	Underlying profit	CFO	Excluding Auto
flat	↓7%	US$373m	Sales ↑2% Underlying profit ↓2%

- Sales
  - organic volumes down 5%
  - net new wins 3% (Europe US$40m)
  - Automotive down 22%; 2% growth excluding auto
  - Germany 20% / Poland 60% growth
- Underlying profit reflects economic slowdown
  - Higher plant costs
  - Higher transport costs / pallet relocations US$9m
- Cash flow from operations up US$77m
  - Capex reduced US$119m

Growth % calculated on US$ constant currency basis; CFO: Cash flow from operations at actual rates

7 Brambles

Asia-Pacific – core sales up and investment for growth

CHEP

Sales revenue	Underlying profit	CFO	Excluding Auto
↑1%	↓19%	US$10m	Sales ↑3% Underlying profit ↓12%

- Sales
  - ANZ core pallets / RPCs up 2%
  - Automotive down 23%
  - 3% growth excluding automotive
  - Asia growth > 60% (excl. ANZ)
- Underlying profit reflects economic slowdown and continued investment
  - Automotive impact
  - Higher plant costs
  - New service centre development
  - Additional investment in China and India (US$5m)
- Cash flow from operations
  - China and India / RPC investment

Growth % calculated on US$ constant currency basis; CFO: Cash flow from operations at actual rates

8 Brambles

Strong growth in core DMS

recall

Sales revenue	Underlying profit	CFO	Excluding SDS
↑1%	↓3%	US$107m	Sales ↑6% Underlying profit ↑8%

- Sales growth
  - Document Management Solutions up 6%
  - Secure Destruction Services (SDS) down 13%
    - Reduction in paper revenue and lower activity
- Underlying profit
  - DMS margin improvement
  - SDS margin decline due to paper revenue / activity
  - Investment in IT and Marketing
- Cash flow from operations
  - Reflects investment in new information centres

Growth % calculated on US$ constant currency basis; CFO: Cash flow from operations at actual rates

9 Brambles

Initiatives to underpin performance on track

- Facilities and operations
  - FY09 expense US$54m
  - Total program cost approximately US$60m
  - Approximately 600 headcount reduction
  - Savings FY10 US$30m+ (FY11 onwards US$40-50m)
- CHEP USA accelerated excess pallet scrapping
- CHEP USA pallet quality program
  - US$77m opex + US$5m capital
- Walmart - transition successful

10 Brambles

CHEP USA Review on track

- Target completion end September; announcement early October
- Further significant positive engagement with our key customers
- Wood pallet platform remains best solution for broad supply chain
  - Economic and environmental sustainability
- Alternative platforms not currently sustainable beyond niche markets
- "Wood is here to stay"

11 Brambles

CHEP value proposition

- CHEP makes the world's supply chains more efficient
  - Consistent quality
  - Availability
  - Eliminates customer purchases, exchange and repair
  - Reduced transportation and handling
  - Competitive pricing
- Environmental sustainability
- Global CHEP organisation
  - Deep knowledge
  - Rapid best practice transfer
  - Advanced systems
  - Depth of management team

12 Brambles

Well positioned for recovery

- Sales growth
- Strong cash generation
- Strong balance sheet
- Major initiatives underpin future performance
- Well placed to accelerate financial performance as economies recover

13 Brambles

Liz Doherty

Chief Financial Officer

Brambles

2009 Final Results

	Actual	Constant		
	FY09 US$m	FY09 US$m	FY08 US$m	Growth %
Continuing operations				
Sales revenue	**4,018.6**	4,407.3	4,358.6	1
Underlying profit	**900.6**	986.9	1,071.9	(8)
Underlying EPS (cents)	**38.5**	42.2	45.4	(7)
Statutory EPS[1] (cents)	**32.6**	n/a	46.0	
Cash flow from operations	**722.4**	818.1	810.0	+US$8.1m
Brambles Value Added		334	532	US$(198)m

[1]Includes discontinued operations
Growth % calculated on US$ constant currency basis

15 Brambles

Underlying profit



US$m
1,072
72
30
41
39
47
987
Economic
FY08
Vol, Price & Mix
Investments in growth
Other (incl. cost inflation)
Auto / SDS
Economy related
FY09

All numbers are calculated at constant currency

16 Brambles

Significant items

Actual rates	FY09 US$m	FY08 US$m
Underlying profit	**900.6**	**1,071.9**
Items within ordinary activities, but unusual due to size and nature:		
USA Quality program	(77.4)	(20.6)
Walmart net transition impact	(29.0)	(10.9)
Items outside the ordinary course of business:		
Accelerated scrapping of excess pallets	(99.0)	-
Facilities and operations rationalisation	(54.3)	(5.1)
Other	-	(4.7)
Foreign exchange gain on capital repatriation	77.3	-
Subtotal	**(182.4)**	**(41.3)**
Statutory operating profit	**718.2**	**1,030.6**

17

Brambles

CHEP



Brambles

CHEP overview

CHEP

	Actual	Constant		
	FY09 US$m	FY09 US$m	FY08 US$m	Growth %
Americas	1,556.9	1,617.5	1,581.3	2
EMEA	1,452.6	1,640.3	1,642.1	-
Asia-Pacific	323.4	390.4	386.9	1
Sales revenue	3,332.9	**3,648.2**	**3,610.3**	**1**
Underlying profit	823.0	**900.7**	**976.2**	**(8)**
Profit margin (%)	25	**25**	**27**	

Growth % calculated on US$ constant currency basis

19 Brambles

Sales - by service line

CHEP

	Actual	Constant		
	FY09 US$m	FY09 US$m	FY08 US$m	Growth %
Pallets	2,956.7	3,220.7	3,157.0	2
RPC	151.1	177.0	168.5	5
Automotive	132.2	147.2	190.2	(23)
Other	92.9	103.3	94.6	9
Sales revenue	3,332.9	**3,648.2**	**3,610.3**	**1**

Growth % calculated on US$ constant currency basis

20 Brambles

Americas – Underlying profit

CHEP

US$m


484
31
6
37
30
454
FY08
Vol, Price & Mix
Transport Costs
Plant costs
Other
FY09

All numbers are calculated at constant currency

21

Brambles

EMEA – Underlying profit

CHEP

US$m


397
20
20
9
27
8
369
FY08
Vol, Price & Mix
Automotive
Transport Costs
Plant costs
Other
FY09

All numbers are calculated at constant currency

22

Brambles

Asia-Pacific – Underlying profit

CHEP

US$m


96
5
7
2
9
5
78
FY08
Vol, Price & Mix
Automotive
Transport Costs
Plant costs
Other
FY09

All numbers are calculated at constant currency

23 Brambles

recall™

Your Information. Securely Managed.



Brambles

Recall overview

recall

	Actual	Constant		
	FY09 US$m	FY09 US$m	FY08 US$m	Growth %
Americas	313.3	326.5	333.3	(2)
Europe	188.9	213.5	202.2	6
RoW	183.5	219.1	212.8	3
Sales revenue	**685.7**	**759.1**	**748.3**	**1**
Underlying profit	**104.3**	**118.2**	**122.4**	**(3)**
Profit margin (%)	**15**	**16**	**16**	

Growth % calculated on US$ constant currency basis

25 Brambles

Sales by service line

recall

	Actual	Constant		
	FY09 US$m	FY09 US$m	FY08 US$m	Growth %
Document Management Solutions	470.8	528.2	496.8	6
Secure Destruction Services	145.6	154.2	176.8	(13)
Data Protection Services	69.3	76.7	74.7	3
Sales revenue	**685.7**	**759.1**	**748.3**	**1**

Growth % calculated on US$ constant currency basis

26 Brambles

Gross profit by service line

recall

	Actual	Constant		
	FY09 US$m	FY09 US$m	FY08 US$m	Growth %
Document Management Solutions	184.0	207.1	191.7	8
Secure Destruction Services	48.6	52.1	70.6	(26)
Data Protection Services	36.5	40.9	37.7	8
Gross profit	**269.1**	**300.1**	**300.0**	-

Growth % calculated on US$ constant currency basis

Underlying profit

recall


US$m
122
12
12
4
118
FY08
DMS / DPS
SDS
Other
FY09

All numbers are calculated at constant currency

Cash flow and finance

Brambles

Strong cash flow

US$m Actual rates	FY09	FY08	Change
EBITDA	**1,212.6**	**1,499.0**	**(286.4)**
Capital expenditure	(683.8)	(869.4)	185.6
Proceeds from disposals	104.6	133.8	(29.2)
Working capital movement	25.8	41.4	(15.6)
Irrecoverable pooling equipment provision	97.8	91.2	6.6
Provisions / other	(34.6)	(86.0)	51.4
Cash flow from continuing operations	**722.4**	**810.0**	**(87.6)**
Significant items outside ordinary activities	(49.9)	(27.7)	(22.2)
Cash flow from operations after Significant items	**672.5**	**782.3**	**(109.8)**
Financing costs and tax	(253.0)	(369.7)	116.7
Free cash flow	**419.5**	**412.6**	**6.9**
Dividends	(277.6)	(444.8)	167.2
Free cash flow after dividends	**141.9**	**(32.2)**	**174.1**

30

Brambles


Significant reductions in capital expenditure (PP&E)
Actual rates
FY08 US$849m
FY09 US$672m
6%
12%
40%
42%
8%
14%
43%
35%
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall
31
Brambles


Capital expenditure (PP&E)
US$m Actual rates
433
416
377
295
1H08
2H08
1H09
2H09
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall
32
Brambles

Financial ratios

Actual rates	FY09	FY08	Covenants
Closing net debt (US$m)	**2,143.4**	**2,426.2**	
Gearing (%) (Net debt/net debt & equity)	**60.0**	**61.1**	
EBITDA* / net finance costs (x)	**10.0**	**10.0**	3.5 x (min)
Net debt / EBITDA* (x)	**1.8**	**1.6**	3.5 x (max)

* EBITDA is Underlying profit excluding depreciation and amortisation, plus Significant items that are within ordinary activities

33 Brambles

Credit facilities and liquidity

- Excellent progress on refinancing bank facilities
- US$1.9bn of bank facilities renewed
  - US$110m raised from US Private Placement debt market
  - Dividend reinvestment plan for FY09 interim contributed US$62m of funding
- US$3.4bn of committed credit facilities
  - average term to maturity 3.3 years
  - undrawn committed credit facilities of US$1.2bn
- Dividend reinvestment plan for FY09 final dividend
  - 2.5% discount - not underwritten
- Final 2009 dividend 12.5 A cents (FY09 dividend 30 A cents)

34 Brambles

Mike Ihlein
Chief Executive Officer

Brambles

Well placed to accelerate financial performance

- FY09 platform
  - Won significant new business
  - Continued investment for growth
  - Major initiatives implemented
  - Strong cash focus / balance sheet
- Early signs of improving economies
  - Destocking coming to an end
- Well placed for economic recovery
  - Stronger organic growth
  - Continued new business wins
  - Growth in new regions
  - Pallet operating leverage reduces cost
  - Improvement in auto sector / paper prices

Brambles

Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Brambles

2009 Final Results

20 August 2009



Contact details

Michael Roberts

Vice President Investor Relations and Corporate Affairs

michael.roberts@brambles.com

+61 (0)2 9256 5216

Appendix 1a

Glossary of terms & measures

Except where noted, common terms and measures used in this document are based upon the following definitions:

Actual rates	In the statutory financial statements, foreign currency results are translated into US dollars at the applicable actual monthly exchange rates ruling in each period.
Brambles Value Added (BVA)	Brambles Value Added or BVA represents the value generated over and above the cost of the capital used to generate that value. It is calculated using fixed June 2008 exchange rates as: ▪ Underlying profit; plus ▪ Significant items that are part of the ordinary activities of the business; less ▪ Average Capital Invested, adjusted for accumulated pre-tax Significant items that are part of the ordinary activities of the business, multiplied by 12%.
Capital expenditure (capex)	Unless otherwise stated, capital expenditure is presented on an accruals basis and excludes intangible assets, investments in associates and equity acquisitions. It is shown gross of any fixed asset disposals proceeds.
Cash flow from operations	Cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.
Constant currency	In the commentary, constant currency results are presented by translating both current and comparable period foreign currency results into US dollars at the actual monthly exchange rates applicable in the comparable period, so as to show relative performance between the two periods before the translation impact of currency fluctuations.
Continuing operations	Continuing operations refers to CHEP, Recall and Brambles HQ.

Appendix 1b

Glossary of terms & measures (continued)

Except where noted, common terms and measures used in this document are based upon the following definitions:

DPS	Dividends declared in the period divided by shares in issue.
EPS	Profit after tax, minority interests and Significant items, divided by shares in issue.
Free cash flow	Cash flow generated after net capital expenditure, finance costs and tax, but excluding the net cost of acquisitions and proceeds from business disposals.
PAT	Profit after tax before Significant items, and minority interests.
PBT	Profit before tax and Significant items. Includes PAT of associates.
Sales revenue	Excludes revenues of associates and non trading revenue.
Shares in issue	Based on weighted average shares in issue of 1,388.3M in FY09; 1,409.2M in FY08.
Significant items	Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and: • outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or •part of the ordinary activities of the business but unusual due to their size and nature.
Unallocated Brambles HQ costs	Head office costs which are not allocated back to the business units.
Underlying profit	Underlying profit is profit from continuing operations before finance costs, tax and Significant items.

41 Brambles

Appendix 2a

USA - Plant operations & transportation trends

CHEP



Plant cost ratio
(Plant costs / Sales)
40%
35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
Transportation cost ratio
(Transportation costs / Sales)
33%
28%
23%
18%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09

Dashed lines include Significant items

42 Brambles

Appendix 2b

USA - Asset productivity trends

CHEP

Control ratio
(Returns + Recoveries / Total Issues)


100%
98%
96%
94%
92%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09

New equipment issue ratio
(Pallets purchased / Total issues)


10%
8%
6%
4%
2%
0%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09

43 Brambles

Appendix 3a

Europe – Plant operations & transportation trends

CHEP

Plant cost ratio
(Plant costs / Sales)


35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09

Transportation cost ratio
(Transportation costs / Sales)


28%
24%
20%
16%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09

Major pallet sizes (B1210A and B1208A only)

44 Brambles

Appendix 3b

Europe - Asset productivity trends

CHEP


Control ratio
(Returns + Recoveries / Total Issues)
98%
96%
94%
92%
90%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09


New equipment issue ratio
(Pallets purchased / Total issues)
10%
8%
6%
4%
2%
0%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09

Major pallet sizes (B1210A and B1208A only)

45 Brambles

Appendix 4

FY09 Currency mix

		FY09 Currency mix at Actual FX rates				
US$m	**Total**	**USD**	**EUR**	**GBP**	**AUD**	**Other**
Sales revenue	**4,018.6**	1,416.3	1,057.7	402.0	421.2	721.4
Underlying profit	**900.6**	332.3	226.4	77.6	71.0	193.3
Net Debt [1]	**2,143.4**	1,541.6	528.8	(37.9)	17.6	93.3

[1] Net debt shown after adjustments for impact of financial derivatives

46 Brambles

Appendix 5

Effective tax rate

Actual rates	FY09 US$m	FY08 US$m
PBT	779.7	922.4
Tax	245.4	282.4
Underlying effective tax rate % of PBT	**31.5%**	**30.6%**
Adjustment for non-recurring items	2.4%	2.9%
Adjusted effective tax rate	**33.9%**	**33.5%**

47 Brambles

Appendix 6

Credit facilities and debt profile

US$ billion

Maturity	Type	Committed Facilities	Debt drawn	Headroom
< 12 months	-	-	-	-
1 – 2 years	Bank	0.7	0.3	0.4
2 – 3 years	Bank/USPP[1]	0.8	0.6	0.2
3 – 4 years	Bank	0.6	0.4	0.2
4 – 5 years	Bank	1.0	0.6	0.4
> 5 years	USPP[1]	0.3	0.3	-
Total		**3.4**	**2.2**	**1.2**

[1] US Private Placement

48 Brambles


Appendix 7
Capital expenditure
US$m Actual rates
Pallets
Containers
Other
20%
11%
69%
684
12
672
52
81
539
77
462
FY09 Cash
Accrual Movement
FY09 Additions
Recall
Land and P&E
Pooling
Containers
Pallets
49
Brambles

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

24 August 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 7,288 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,288
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	7,288 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 August 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,401,950,563	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,569,152	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 August 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

25 August 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles Limited – Investor Information Pack

I enclose an investor information pack which will be presented to investors over the next six months.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{RNG 00054162}

Brambles





Investor Information Pack

August 2009

Contact details

For additional information, contact:

Michael Roberts
Vice President Investor Relations & Corporate Affairs
michael.roberts@brambles.com
+61 (2) 9256 5216
+61 (0) 418 263 199 (mobile)

Or visit our website www.brambles.com

Index

Company profile

- Leading global provider of supply chain and information management solutions
- Group's businesses CHEP and Recall
- Operates in over 45 countries
- Over 12,000 employees
- Primary listing on the Australian Securities Exchange and a secondary listing on the London Stock Exchange
- Total assets of US$5.1 billion as at 30 June 2009

Two businesses

CHEP

- CHEP is the leader in pallet and container pooling services
- Partners with customers to develop pooling solutions that ensure reduced product damage, offer enhanced delivery efficiencies, eliminate waste and cut supply chain costs
- Customers primarily in FMCG, produce, meat, beverages, raw materials, home improvement and automotive industries
- Handling the world's most important products. Everyday.

recall™

- Recall is a leader in the management of information throughout its life cycle
- One stop, end to end, information management solution
- Provides secure storage, retrieval and destruction of digital and physical information
- Focus on transaction intensive market segment such as banking and finance, insurance, legal, health care, retailing and government

Brambles Executive Leadership Team

- **Mike Ihlein** – Chief Executive Officer – Joined Brambles in 2004
  - **Liz Doherty** – Chief Financial Officer – Joined Brambles in 2007
  - **Nick Smith** – SVP, Human Resources – Joined Brambles in 2007
  - **Jasper Judd** – SVP, Strategic Development – Joined Brambles in 2002
  - **Kevin Shuba** – Group President, CHEP Americas – Joined Brambles in 1996 – USA, Canada, Latin America, Catalyst & Chemical Containers and LeanLogistics
  - **Tom Gorman** – Group President, CHEP EMEA – Joined Brambles in 2008 – Europe, Middle East and Africa
  - **Craig van der Laan** – Group President, Asia Pacific and Global Head of Mergers & Acquisitions – Joined Brambles in 2001 – Australia, New Zealand, South East Asia, China and India
  - **Elton Potts** – President & Chief Operating Officer Recall – Joined Brambles in 2002 – Americas, Europe, Australia, New Zealand and Asia

2009 Brambles Sales Revenue – by business unit

Business	Sales (US$M)
CHEP	3,333
Recall	686
TOTAL	**4,019**


17%
8%
39%
36%
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall

*all numbers are at actual exchange rates

2009 Brambles Sales Revenue – by service

*all numbers are at actual exchange rates


17%
2%
4%
3%
74%

Recall

Revenue US$686M

Cartons 88M

Pallet Pooling

Revenue US$2,957M

Pallets 251M



Intermediate Bulk Containers (IBC) & Catalyst and Chemical Containers (CCC)

Revenue US$93M

Containers 1M



Reusable Plastic Containers (RPC)

Revenue US$151M

Containers 49M



Automotive Containers

Revenue US$132M

Containers 11M




CHEP
CHEP
Brambles


Product base – not just pallets
CHEP
Pallets
Intermediate Bulk Containers
Reusable Plastic Containers
Automotive Containers
10
CHEP
Brambles

Customer value proposition

CHEP

- Consistent quality pallets and containers
- Availability
- Reduced product damage
- Eliminate pallet purchases, exchange and repair
- Reduced transportation and handling
- Competitive pricing
- Improved employee and customer safety
- Environmental sustainability

CHEP's asset base

CHEP

Pooling Equipment Book Value
@ 30 June 2009 = US$2.9BN


Auto 3%
Other 1%
RPC 4%
Pallets 92%

Growth opportunities

CHEP


Mature
Growth
Developing

How pallet pooling works

CHEP


Service Centre
Manufacturer
(Emitter - E)
Retailer
(Distributor - D)
Service Centre

Service Centre	Manufacturer / Emitter	Retailer / Distributor	Service Centre
1. CHEP issues ready-for-use pallets to manufacturers and growers for use and movement through the supply chain.	2. Upon receipt of CHEP equipment, manufacturers and growers load their products and ship them through the supply chain using a CHEP pallet.	3. At the end of the supply chain, the receiving retailer or distributor off-loads the goods and returns the CHEP pallets empty to the nearest CHEP service centre or TPM location or CHEP arranges collections.	4. CHEP inspects and repairs all returned pallets, if necessary, to ensure they meet our quality standards. These pallets are then made ready-for-use and the cycle starts again.

Sophisticated supply chain flows – network optimisation

CHEP



zC
zE
yFC
uCC
C
sCE
E
yFE
F
vCC
sCD
vBB
a
c
uBB
dDE
eDE
B
tED
eED
uBA
uAA
b
rEA
vBA
A
rDA
yFD
D
vAA
yFA
x
zA
w
zB
zD

ABC glossary

CHEP

- A = stock awaiting inspection
- B = stock awaiting repairing
- C = stock repaired
- D = distributor e.g. retailer
- E = emitter e.g. manufacturer
- F = factory – pallet manufacturer
- r = all 'returned' flows
- s = all 'sent' flows
- t = pallet transfers
- u = all flows going out from one plant to another plant
- v = all flows coming into a plant from another plant
- w = equipment found and returned
- x = equipment scrapped at plants
- y = new equipment from supplier
- z = equipment lost and officially written off

Pallet pooling model physical flows

CHEP

One Way Trip
(e.g. USA)



CHEP Plant
Manufacturer
Retailer
1
2
3

1. Pallet issued and delivered by CHEP to manufacturer
2. Goods shipped on pallet
3. Pallets returned from retailer to the plant for inspection and repair if necessary

Exchange
(e.g. UK)



CHEP Plant
Manufacturer
Transporter
Retailer
1
2
3
4

1. Pallet issued by CHEP to manufacturer or intermediary
2. Goods shipped on pallet
3. Pallet under load exchanged for an empty pallet at point of delivery
4. Surplus or damaged pallets returned to the plant for inspection and repair if necessary

Transfer Hire
(e.g. Australia)



CHEP Plant
Manufacturer
Transporter
Retailer
1
2
3
4

1. Pallet issued by CHEP to manufacturer or intermediary
2. Goods shipped on pallet
3. Pallet transferred between accounts of manufacturers, retailers & transporters as goods are delivered and empty pallets are transferred for re-use
4. Surplus or damaged pallets returned to the plant for inspection and repair if necessary

Pallet pricing architecture

CHEP

		One Way	Exchange	Transfer Hire
ISSUE FEE	Fee for issue of a quality assured pallet from a CHEP service centre	✓	✓	✓
DAILY HIRE FEE	Fee for each day that a customer uses or remains responsible for a pallet	✓	✓	✓
TRANSFER FEE	Fee for use as pallet transfers into a retail channel	✓	✓	✗
MOVEMENT FEE	Fee levied per movement under load prior to return to CHEP	✗	✓	✗
TRANSPORT FEE	Pallet delivery and/or collection fees	✓	✓	✓
ADMINISTRATIVE FEE	Fees for lost equipment and/or late declaration	✓	✓	✓

* Note: The above illustrates the principal pricing structure across CHEP. It does not explain all fees.


One Way Trip
(e.g. USA)
CHEP
CHEP Plant
1
Manufacturer
2
3
Retailer
Issue fees are the prime source of revenue
Issue volume is a proxy for revenue
Customer taking the issue pays
Main revenue stream
Issue Fee – for issue of a pallet from a CHEP service centre
19
Company overview
CHEP
Recall
FY09 Results
Appendix
Brambles


Exchange
(e.g. UK)
CHEP
CHEP Plant
1
Manufacturer
2
3
Transporter
2
3
4
Retailer
Movement fees are the prime sources of revenue
Number of movements and average volume of pallets in the field are proxies for revenue
Primarily manufacturers and transporters pay
"Managed Recovery" variation
Main revenue stream
Movement Fee – levied per movement under load
20
Company overview
CHEP
Recall
FY09 Results
Appendix
Brambles

Transfer Hire
(e.g. Australia)

CHEP


CHEP Plant
1
Manufacturer
2
3
Transporter
2
3
4
Retailer

- Daily fees are the prime source of revenue
- Average volume of pallets in the field is a proxy for revenue
- All market participants pay

Main revenue stream

Daily Fee – for each day a pallet is used by a customer

Total Pallet Management (TPM)

CHEP


CHEP Plant
1
Manufacturer
ETPM
2
3
DTPM
Retailer

- Optimising transport activity and equipment moves within the network
- Possibility to reduce empty hauls between specific Manufacturer and Retailer
- Improved communication and coordination between Customer and CHEP
- Promotes on time delivery and supply
- Reduction in daily inventory carried
- Minimises administration associated with pallets

Pallet life cycle: accounting perspective


New pallets
Pallets ready for issue
Manufacturer
Pallets repaired
Pallets assessed
Retailer
Scrapped
"Deemed Irrecoverable"*
LEGEND
pallet flows

*Deemed irrecoverable from an accounting perspective at a specific point in time

Pallet life cycle: key drivers

CHEP

- Sales growth
- Asset turns
- Transport costs
- Plant costs
- Asset management costs
  - recovery
  - depreciation
  - IPEP expense

Pallet (wood) depreciation policy

CHEP


100%
Book Value
0%
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14
Year
Useful life to residual value
Straight line over 10 years to 25% of cost
Effective Useful Life ~13 years

Asset Management - accounting for deemed irrecoverable pallets

CHEP

- Pallets that cannot be accounted for at a particular location at a specific point in time are deemed 'irrecoverable' from an accounting perspective
- Two types of irrecoverable pallets

Compensatable	Uncompensatable
▪ Via individual contract (varies by customer and region) ▪ On receipt of compensation the Net Book Value (NBV) and pallet numbers are written off ▪ Partially offsets gross replacement capex (varies across time, region and customer)	▪ Built into cost and pricing structure ▪ NBV of potential unaccounted for pallets is provided through the Irrecoverable Pooling Equipment Provision (IPEP) ▪ Pallet numbers are written off on audit completion

In both cases irrecoverable pallets have to be replaced.

'Unaccounted for' pallets represents ~9-10% pa of the pallet pool.

Irrecoverable Pooling Equipment Provision (IPEP)

CHEP

- Irrecoverable Pooling Equipment Provision Expense
  - Reflects the cost to CHEP in the period of known and estimated uncompensatable irrecoverable pallets at a particular point in time
  - Includes pallets that are unaccounted for due to:
    - A distributor that does not have a contractual agreement with CHEP
    - The result or anticipated result of an audit where it is known unaccounted for pallets will not be compensated
  - Uncompensatable pallets are written off against the provision
- IPEP is determined with reference to historical statistical data, audit outcomes, KPIs and management estimates which all require judgement

Cost structure and key profit drivers

CHEP

Management Accounts
for the year ended 30 June 2009

	US$ / %
Sales revenue	100
Transport costs	(19)
Plant operations	(27)
Depreciation	(10)
Net gains on disposals of PPE	0
IPEP expense	(3)
Other operating expenses	(16)
Underlying profit	25

Note: numbers are indicative only.

Impact on financial statements

CHEP

	Income Statement	Balance Sheet	Cash Flow statement
Asset purchase	-	Property, Plant and Equipment / Trade payables	Purchases of Property, Plant & Equipment
Fees	Sales revenue	Trade receivables	Receipts from customers
Direct costs – Plant costs, transport costs	Operating expenses. No direct link between management account definition and note 5 (b)	Trade payables	Payments to suppliers and employees
Fuel Surcharge	Other operating income	Trade receivables	Offset to payments to suppliers
White wood sales	Other operating income	Trade receivables	Offset to payments to suppliers
Direct cost - Depreciation	Operating expenses - Depreciation	Property, Plant and Equipment	-
Compensatables	Net gains on disposal of property plant and equipment	Property, Plant and Equipment	Proceeds of property, plant and equipment
Assets scrapped	Net gains on disposal of property plant and equipment	Property, Plant and Equipment	Proceeds of property, plant and equipment
Uncompensatables	Operating expenses – IPEP expense	Property, Plant and Equipment	-

Capital Expenditure – cash to book – FY09


US$M actual exchange rates
12
52
81
77
684
672
539
462
FY09 Cash
Accrual Movement
FY09 Additions
Recall
Land, P&E
Pooling
Containers / Other
Pallets
Book Capex

Growth in pallet numbers

CHEP


300
250
200
150
100
50
0
Pallets (millions)
230 +7M 237 +5M 242 +9M 251 +0M 251
16 16 16 18 18
127 128 126 132 130
87 93 100 101 103
FY05 FY06 FY07 FY08 FY09
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific

Reconciling pallet numbers for capex

CHEP

Pallet Growth

- FY08: 251M pallets
- FY09: 251M pallets
- Growth: 0M pallets or 0% of the pool
- Pallet volume growth 0%

Capex Analysis		Number of Pallets
FY09 Capex at approximately US$18 per pallet	US $462M	25 M
Growth Capex	US $(0)M	(0)M
Replacement Capex (~10% of pool)	US $(450)M	(25)M
Difference due to rounding etc.	US $12 M	

Guide to estimating pallet expenditure

CHEP

	Example of capex FY09 US$M
▪ Assume average pallet price for example: US$18	
▪ Assume growth rate for example: 0% of the pool or 0M pallets	~US$ - M
▪ Assume replacement rate for example: 10% of the pool or 25M pallets	~US$450M
▪ Therefore capex required US$450M or ~US$462M	~US$450M

Book capex / depreciation – FY09

CHEP

- Pallets are ~82% of the net carrying amount of plant and equipment

Capex and Depreciation Underlying Ratio

$$\frac{\text{Pallet Capex}}{\text{Pallet Depreciation + IPEP + NBV of Compensatable Pallets}}$$

Example:

$$\frac{\text{US\$462M}}{\text{US\$285M + US\$98M + (US\$89M} \times \text{82\%)}}$$

Book capex / (Depreciation + IPEP + NBV) for pallets

CHEP


Capex / DIN (times)
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
FY06
FY07
FY08
FY09
1.0
0.3
0.7
1.2
0.2
1.0
1.3
0.3
1.0
1.0
1.0
Growth
Replacement

35 | Company overview | CHEP | Recall | FY09 Results | Appendix | Brambles

Control ratio and asset management

CHEP

- Internally used to measure asset management in the one way trip pooling model
- (Pallet Returns + Recoveries) / Total Issues
- A lower control ratio drives higher replacement capex (assuming that the pool is stable)
- Limitations to use
  - does not take into account growth
  - represents asset control between two selected points in time

Example
In a stable environment, a control ratio of 97% equates to 'unaccounted for' pallets of 3%. In a pool with 3 asset turns per annum this calculates to 9% of the pallets in the pool per annum being 'unaccounted for' (ie 3% x 3 turns)

36 | Company overview | CHEP | Recall | FY09 Results | Appendix | Brambles

Pallet audit process

CHEP

- In addition to monitoring plant operations using KPIs, CHEP regularly conducts physical audits to validate pallet quantities at customer locations
- Adjustments to pallet holdings are made once audits are reconciled and finalised. This can take some months

Note

CHEP

CHEP maintains ownership of all its pallets and other pooling equipment even when such assets may physically be in the hands of manufacturers, retailers, pallet recyclers or others.

Notwithstanding the accounting treatment and perspective, which requires certain provisions to be made for pooling equipment deemed irrecoverable, CHEP at no time forfeits its ownership rights with respect to any CHEP pallets or other pooling equipment.

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Information management

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- Global leader in document and information management
- Operations at nearly 300 facilities in over 20 countries
- Approximately 4,500 employees working for nearly 80,000 customers
- Effectively manages customers' information throughout its lifecycle
- Headquarters in Atlanta, Georgia (USA)


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recall

Document carton

Services

recall

Document Management Solutions (DMS)

- Secure indexing, storage, image capture and retrieval of physical and digital documents

Secure Destruction Services (SDS)

- Confidential destruction of sensitive documents, other media and items of high intrinsic value

Data Protection Services (DPS)

- Secure off-site storage, rotation, protection and recovery of multi-media data


recall

Recall's shredder trucks destroy paper documents on-site

Specialized logistics processes

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STORAGE


Documents placed in cartons
Cartons coded according to contents
Transport to Information Center
Storage
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Delivery
Physical Inventory
Internet Inventory
TRANSFER
INVENTORY
TRANSPORT
ENTRANCE TO INFORMATON CENTER

SEARCH & RETRIEVAL


Search Trace
Request for Search
Location of Document
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REQUESTS
LOCATION IDENTIFICATION
DELIVERY

The Recall Advantage

recall


Safety
Fire Prevention
Risk Mitigation
Security Breach Protocol
Ongoing Training
Security
Efficiency
CARTONS Model
Standard Operating Procedures
Benchmarking & Best Practices
Innovation/RFID
IMPACT
Peace of Mind
Perfect Order
Global Footprint
Global Operating Platform
Menu of Service
Third Party Validation
Customer Satisfaction
Sustainability
Environment
Financial Strength & Stability
Business Excellence

Brambles

2009 Final Results

20 August 2009



Mike Ihlein
Chief Executive Officer

Well positioned for recovery

- Sales revenue resilient
  - Net new business wins (circa US$100m) offset weak organic volume
  - Investment for growth continues
- Strong cash generation and disciplined capital management
  - Free cash flow
  - Operating cash flow
  - Strong balance sheet
- Major initiatives underpin future performance
- Brambles well placed to accelerate financial performance as economies recover

Delivering revenue growth and strong cash flow

Sales revenue	Underlying profit	Statutory EPS	Free cash flow after dividends
↑1% (↓8% actual)	↓8% (↓16% actual)	(↓29% actual)	US$142m

- Economic impact
  - Organic growth
  - Higher plant stock
  - Automotive
  - Paper
- Sales revenue growth (despite automotive and SDS)
- Underlying profit down 8%
- Continuing to invest for growth
  - China, India and Central & Eastern Europe (CEE)
- Strong Free cash flow after dividends

Growth % calculated on US$ constant currency basis unless otherwise indicated; Free cash flow at actual rates

Automotive and SDS impact

- Group sales revenue growth 3% (reported 1%)
  - Automotive down 23% (US$43m)
  - SDS down 13% (US$23m)
- Group Underlying profit down 5% (reported down 8%)
  - Automotive down 53% (US$27m)
  - SDS down 43% (US$12m)

Growth % and US$ calculated on constant currency basis

Americas – net new wins offset organic decline

CHEP

Sales revenue	Underlying profit	CFO
↑2%	↓6%	US$267m[1]

- Sales
  - USA sales revenue in line with prior year
    - organic volumes down 4%
    - net new wins 3% (US$35m)
  - Rest of Americas 9% growth
- Underlying profit reflects economic slowdown
  - Higher plant stock
  - Lower transport costs
  - Higher indirects incl. growth for Latin America / LeanLogistics
- Capex reduced US$47m

[1]Cash flow from operations is after US$106m for Significant items
Growth % calculated on US$ constant currency basis; CFO: Cash flow from operations at actual rates

EMEA – net new wins offset organic/auto decline

CHEP

Sales revenue	Underlying profit	CFO	Excluding Auto
flat	↓7%	US$373m	Sales ↑2% Underlying profit ↓2%

- Sales
  - organic volumes down 5%
  - net new wins 3% (Europe US$40m)
  - Automotive down 22%; 2% growth excluding auto
  - Germany 20% / Poland 60% growth
- Underlying profit reflects economic slowdown
  - Higher plant costs
  - Higher transport costs / pallet relocations US$9m
- Cash flow from operations up US$77m
  - Capex reduced US$119m

Growth % calculated on US$ constant currency basis; CFO: Cash flow from operations at actual rates

Asia-Pacific – core sales up and investment for growth

CHEP

Sales revenue	Underlying profit	CFO	Excluding Auto
↑1%	↓19%	US$10m	Sales ↑3% Underlying profit ↓12%

- Sales
  - ANZ core pallets / RPCs up 2%
  - Automotive down 23%
  - 3% growth excluding automotive
  - Asia growth > 60% (excl. ANZ)
- Underlying profit reflects economic slowdown and continued investment
  - Automotive impact
  - Higher plant costs
  - New service centre development
  - Additional investment in China and India (US$5m)
- Cash flow from operations
  - China and India / RPC investment

Growth % calculated on US$ constant currency basis; CFO: Cash flow from operations at actual rates

Strong growth in core DMS

recall

Sales revenue	Underlying profit	CFO	Excluding SDS
↑1%	↓3%	US$107m	Sales ↑6% Underlying profit ↑8%

- Sales growth
  - Document Management Solutions up 6%
  - Secure Destruction Services (SDS) down 13%
    - Reduction in paper revenue and lower activity
- Underlying profit
  - DMS margin improvement
  - SDS margin decline due to paper revenue / activity
  - Investment in IT and Marketing
- Cash flow from operations
  - Reflects investment in new information centres

Growth % calculated on US$ constant currency basis; CFO: Cash flow from operations at actual rates

Initiatives to underpin performance on track

- Facilities and operations
  - FY09 expense US$54m
  - Total program cost approximately US$60m
  - Approximately 600 headcount reduction
  - Savings FY10 US$30m+ (FY11 onwards US$40-50m)
- CHEP USA accelerated excess pallet scrapping
- CHEP USA pallet quality program
  - US$77m opex + US$5m capital
- Walmart - transition successful

CHEP USA Review on track

- Target completion end September; announcement early October
- Further significant positive engagement with our key customers
- Wood pallet platform remains best solution for broad supply chain
  - Economic and environmental sustainability
- Alternative platforms not currently sustainable beyond niche markets
- "Wood is here to stay"

CHEP value proposition

- CHEP makes the world's supply chains more efficient
  - Consistent quality
  - Availability
  - Eliminates customer purchases, exchange and repair
  - Reduced transportation and handling
  - Competitive pricing
- Environmental sustainability
- Global CHEP organisation
  - Deep knowledge
  - Rapid best practice transfer
  - Advanced systems
  - Depth of management team

Well positioned for recovery

- Sales growth
- Strong cash generation
- Strong balance sheet
- Major initiatives underpin future performance
- Well placed to accelerate financial performance as economies recover

Liz Doherty

Chief Financial Officer

2009 Final Results

	Actual	Constant		
	FY09 US$m	FY09 US$m	FY08 US$m	Growth %
Continuing operations				
Sales revenue	4,018.6	4,407.3	4,358.6	1
Underlying profit	900.6	986.9	1,071.9	(8)
Underlying EPS (cents)	38.5	42.2	45.4	(7)
Statutory EPS[1] (cents)	32.6	n/a	46.0	
Cash flow from operations	722.4	818.1	810.0	+US$8.1m
Brambles Value Added		334	532	US$(198)m

[1]Includes discontinued operations
Growth % calculated on US$ constant currency basis

Underlying profit

US$m


1,072
72
30
41
39
47
987
Economic
FY08
Vol, Price & Mix
Investments in growth
Other (incl. cost inflation)
Auto / SDS
Economy related
FY09

All numbers are calculated at constant currency

Significant items

Actual rates	FY09 US$m	FY08 US$m
Underlying profit	**900.6**	**1,071.9**
Items within ordinary activities, but unusual due to size and nature:		
USA Quality program	(77.4)	(20.6)
Walmart net transition impact	(29.0)	(10.9)
Items outside the ordinary course of business:		
Accelerated scrapping of excess pallets	(99.0)	-
Facilities and operations rationalisation	(54.3)	(5.1)
Other	-	(4.7)
Foreign exchange gain on capital repatriation	77.3	-
Subtotal	**(182.4)**	**(41.3)**
Statutory operating profit	**718.2**	**1,030.6**

CHEP


CHEP
CHEP

CHEP overview

CHEP

	Actual	Constant		
	FY09 US$m	FY09 US$m	FY08 US$m	Growth %
Americas	1,556.9	1,617.5	1,581.3	2
EMEA	1,452.6	1,640.3	1,642.1	-
Asia-Pacific	323.4	390.4	386.9	1
Sales revenue	3,332.9	**3,648.2**	**3,610.3**	1
Underlying profit	823.0	**900.7**	**976.2**	(8)
Profit margin (%)	25	**25**	**27**	

Growth % calculated on US$ constant currency basis

Sales - by service line

CHEP

	Actual	Constant		
	FY09 US$m	FY09 US$m	FY08 US$m	Growth %
Pallets	**2,956.7**	3,220.7	3,157.0	**2**
RPC	**151.1**	177.0	168.5	**5**
Automotive	**132.2**	147.2	190.2	**(23)**
Other	**92.9**	103.3	94.6	**9**
Sales revenue	**3,332.9**	**3,648.2**	**3,610.3**	**1**

Growth % calculated on US$ constant currency basis

Americas – Underlying profit

CHEP

US$m



484
31
6
37
30
454
FY08
Vol, Price & Mix
Transport Costs
Plant costs
Other
FY09

All numbers are calculated at constant currency

EMEA – Underlying profit

CHEP

US$m


20
20
397
9
27
8
369
FY08
Vol, Price & Mix
Automotive
Transport Costs
Plant costs
Other
FY09

All numbers are calculated at constant currency

Asia-Pacific – Underlying profit

CHEP

US$m


5
7
96
2
9
5
78
FY08
Vol, Price & Mix
Automotive
Transport Costs
Plant costs
Other
FY09

All numbers are calculated at constant currency

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Recall overview

recall™

	Actual	Constant		
	FY09 US$m	FY09 US$m	FY08 US$m	Growth %
Americas	313.3	326.5	333.3	(2)
Europe	188.9	213.5	202.2	6
RoW	183.5	219.1	212.8	3
Sales revenue	**685.7**	**759.1**	**748.3**	**1**
Underlying profit	**104.3**	**118.2**	**122.4**	**(3)**
Profit margin (%)	**15**	**16**	**16**	

Growth % calculated on US$ constant currency basis

Sales by service line

recall

	Actual	Constant		
	FY09 US$m	FY09 US$m	FY08 US$m	Growth %
Document Management Solutions	**470.8**	528.2	496.8	6
Secure Destruction Services	**145.6**	154.2	176.8	(13)
Data Protection Services	**69.3**	76.7	74.7	3
Sales revenue	**685.7**	**759.1**	**748.3**	**1**

Growth % calculated on US$ constant currency basis

Gross profit by service line

recall

	Actual	Constant		
	FY09 US$m	FY09 US$m	FY08 US$m	Growth %
Document Management Solutions	**184.0**	207.1	191.7	8
Secure Destruction Services	**48.6**	52.1	70.6	(26)
Data Protection Services	**36.5**	40.9	37.7	8
Gross profit	**269.1**	**300.1**	**300.0**	**-**

Growth % calculated on US$ constant currency basis

Underlying profit

recall

US$m


12
12
122
4
118
FY08
DMS / DPS
SDS
Other
FY09

All numbers are calculated at constant currency

71 Company overview | CHEP | Recall | FY09 Results | Appendix Brambles

Cash flow and finance

Company overview | CHEP | Recall | FY09 Results | Appendix Brambles

Strong cash flow

US$m Actual rates	FY09	FY08	Change
EBITDA	**1,212.6**	**1,499.0**	**(286.4)**
Capital expenditure	(683.8)	(869.4)	185.6
Proceeds from disposals	104.6	133.8	(29.2)
Working capital movement	25.8	41.4	(15.6)
Irrecoverable pooling equipment provision	97.8	91.2	6.6
Provisions / other	(34.6)	(86.0)	51.4
Cash flow from continuing operations	**722.4**	**810.0**	**(87.6)**
Significant items outside ordinary activities	(49.9)	(27.7)	(22.2)
Cash flow from operations after Significant items	**672.5**	**782.3**	**(109.8)**
Financing costs and tax	(253.0)	(369.7)	116.7
Free cash flow	**419.5**	**412.6**	**6.9**
Dividends	(277.6)	(444.8)	167.2
Free cash flow after dividends	**141.9**	**(32.2)**	**174.1**

73 | Company overview | CHEP | Recall | FY09 Results | Appendix | Brambles

Significant reductions in capital expenditure (PP&E)

Actual rates

FY08 US$849m **FY09 US$672m**


6%
12%
40%
42%
8%
14%
43%
35%
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall

74 | Company overview | CHEP | Recall | FY09 Results | Appendix | Brambles

Capital expenditure (PP&E)


US$m Actual rates
433
416
377
295
1H08
2H08
1H09
2H09
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall

75 | Company overview | CHEP | Recall | FY09 Results | Appendix | Brambles

Financial ratios

Actual rates	FY09	FY08	Covenants
Closing net debt (US$m)	**2,143.4**	**2,426.2**	
Gearing (%) (Net debt/net debt & equity)	**60.0**	**61.1**	
EBITDA* / net finance costs (x)	**10.0**	**10.0**	3.5 x (min)
Net debt / EBITDA* (x)	**1.8**	**1.6**	3.5 x (max)

* EBITDA is Underlying profit excluding depreciation and amortisation, plus Significant items that are within ordinary activities

76 | Company overview | CHEP | Recall | FY09 Results | Appendix | Brambles

Credit facilities and liquidity

- Excellent progress on refinancing bank facilities
- US$1.9bn of bank facilities renewed
  - US$110m raised from US Private Placement debt market
  - Dividend reinvestment plan for FY09 interim contributed US$62m of funding
- US$3.4bn of committed credit facilities
  - average term to maturity 3.3 years
  - undrawn committed credit facilities of US$1.2bn
- Dividend reinvestment plan for FY09 final dividend
  - 2.5% discount - not underwritten
- Final 2009 dividend 12.5 A cents (FY09 dividend 30 A cents)

Mike Ihlein

Chief Executive Officer

Well placed to accelerate financial performance

- FY09 platform
  - Won significant new business
  - Continued investment for growth
  - Major initiatives implemented
  - Strong cash focus / balance sheet
- Early signs of improving economies
  - Destocking coming to an end
- Well placed for economic recovery
  - Stronger organic growth
  - Continued new business wins
  - Growth in new regions
  - Pallet operating leverage reduces cost
  - Improvement in auto sector / paper prices

Appendix


HEINZ
CHEP
CHEP

Contact details

Michael Roberts
Vice President Investor Relations and Corporate Affairs
michael.roberts@brambles.com
+61 (0)2 9256 5216

Appendix 1a

Glossary of terms & measures

Except where noted, common terms and measures used in this document are based upon the following definitions:

Actual rates	In the statutory financial statements, foreign currency results are translated into US dollars at the applicable actual monthly exchange rates ruling in each period.
Brambles Value Added (BVA)	Brambles Value Added or BVA represents the value generated over and above the cost of the capital used to generate that value. It is calculated using fixed June 2008 exchange rates as: ▪ Underlying profit; plus ▪ Significant items that are part of the ordinary activities of the business; less ▪ Average Capital Invested, adjusted for accumulated pre-tax Significant items that are part of the ordinary activities of the business, multiplied by 12%.
Capital expenditure (capex)	Unless otherwise stated, capital expenditure is presented on an accruals basis and excludes intangible assets, investments in associates and equity acquisitions. It is shown gross of any fixed asset disposals proceeds.
Cash flow from operations	Cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.
Constant currency	In the commentary, constant currency results are presented by translating both current and comparable period foreign currency results into US dollars at the actual monthly exchange rates applicable in the comparable period, so as to show relative performance between the two periods before the translation impact of currency fluctuations.
Continuing operations	Continuing operations refers to CHEP, Recall and Brambles HQ.

Appendix 1b

Glossary of terms & measures (continued)

Except where noted, common terms and measures used in this document are based upon the following definitions:

DPS	Dividends declared in the period divided by shares in issue.
EPS	Profit after tax, minority interests and Significant items, divided by shares in issue.
Free cash flow	Cash flow generated after net capital expenditure, finance costs and tax, but excluding the net cost of acquisitions and proceeds from business disposals.
PAT	Profit after tax before Significant items, and minority interests.
PBT	Profit before tax and Significant items. Includes PAT of associates.
Sales revenue	Excludes revenues of associates and non trading revenue.
Shares in issue	Based on weighted average shares in issue of 1,388.3M in FY09; 1,409.2M in FY08.
Significant items	Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and: • outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or •part of the ordinary activities of the business but unusual due to their size and nature.
Unallocated Brambles HQ costs	Head office costs which are not allocated back to the business units.
Underlying profit	Underlying profit is profit from continuing operations before finance costs, tax and Significant items.

Appendix 2a

USA - Plant operations & transportation trends

CHEP

Plant cost ratio
(Plant costs / Sales)


40%
35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09

Transportation cost ratio
(Transportation costs / Sales)


33%
28%
23%
18%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09

Dashed lines include Significant items


Appendix 2b
USA - Asset productivity trends
CHEP
Control ratio
(Returns + Recoveries / Total Issues)
100%
98%
96%
94%
92%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
New equipment issue ratio
(Pallets purchased / Total issues)
10%
8%
6%
4%
2%
0%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
85
Company overview
CHEP
Recall
FY09 Results
Appendix
Brambles


Appendix 3a
Europe – Plant operations & transportation trends
CHEP
Plant cost ratio
(Plant costs / Sales)
35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
Transportation cost ratio
(Transportation costs / Sales)
28%
24%
20%
16%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
Major pallet sizes (B1210A and B1208A only)
86
Company overview
CHEP
Recall
FY09 Results
Appendix
Brambles

Appendix 3b

Europe - Asset productivity trends

CHEP

Control ratio
(Returns + Recoveries / Total Issues)


98%
96%
94%
92%
90%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09

New equipment issue ratio
(Pallets purchased / Total issues)


10%
8%
6%
4%
2%
0%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09

Major pallet sizes (B1210A and B1208A only)

Appendix 4

FY09 Currency mix

US$m	Total	FY09 Currency mix at Actual FX rates				
		USD	EUR	GBP	AUD	Other
Sales revenue	**4,018.6**	1,416.3	1,057.7	402.0	421.2	721.4
Underlying profit	**900.6**	332.3	226.4	77.6	71.0	193.3
Net Debt [1]	**2,143.4**	1,541.6	528.8	(37.9)	17.6	93.3

[1] Net debt shown after adjustments for impact of financial derivatives

Appendix 5

Effective tax rate

Actual rates	FY09 US$m	FY08 US$m
PBT	779.7	922.4
Tax	245.4	282.4
Underlying effective tax rate % of PBT	**31.5%**	**30.6%**
Adjustment for non-recurring items	2.4%	2.9%
Adjusted effective tax rate	**33.9%**	**33.5%**

Appendix 6

Credit facilities and debt profile

US$ billion

Maturity	Type	Committed Facilities	Debt drawn	Headroom
< 12 months	-	-	-	-
1 – 2 years	Bank	0.7	0.3	0.4
2 – 3 years	Bank/USPP[1]	0.8	0.6	0.2
3 – 4 years	Bank	0.6	0.4	0.2
4 – 5 years	Bank	1.0	0.6	0.4
> 5 years	USPP[1]	0.3	0.3	-
Total		**3.4**	**2.2**	**1.2**

[1] US Private Placement

Appendix 7

Capital expenditure


US$m Actual rates
Pallets
Containers
Other
20%
11%
69%
684
12
672
52
81
539
77
462
FY09 Cash
Accrual Movement
FY09 Additions
Recall
Land and P&E
Pooling
Containers
Pallets

Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Regulatory Story

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 06-Aug-2009
Number	9783W07

RNS Number : 9783W
Brambles Limited
06 August 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

THOMAS J GORMAN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of

the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

57 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.97 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES

EXCHANGE ON 31 JULY 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 302 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

1 AUGUST 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

6 AUGUST 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 57 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

219,362 SHARE RIGHTS AND 302 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 6 AUGUST 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

NICHOLAS P SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

70 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.97 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 JULY 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 362 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

1 AUGUST 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

6 AUGUST 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 70 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

97,171 SHARE RIGHTS AND 362 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 6 AUGUST 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

KEVIN J SHUBA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

54 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.97 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 JULY 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 27,975 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.002%

16. Date issuer informed of transaction

1 AUGUST 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

6 AUGUST 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 54 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 104,010 BXB SHARES AND CONDITIONAL SHARE RIGHTS OVER 230,465 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 6 AUGUST 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

ELTON E POTTS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

54 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$5.97 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 JULY 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 50,631 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

1 AUGUST 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

6 AUGUST 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 54 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 210,160 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 6 AUGUST 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the

shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-5205

Regulatory Story

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Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 06-Aug-2009
Number	9782W07

RNS Number : 9782W
Brambles Limited
06 August 2009

Brambles Limited
Company Number: 118 896 021

6 August 2009

Change of Director's Interest Notice

We attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited Mr M F Ihlein.

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name	**BRAMBLES LIMITED**

82-5205

of entity	("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL FRANCIS IHLEIN
Date of last notice	7 JULY 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominee behalf of MyShare participants. Mr Ihlein has a benet interest in 70 shares Computershare Nominees CI L <Brambles MyShare Control A/C> is the registered holder.
Date of change	31 AUGUST 2009
No. of securities held prior to change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CR Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family Su Fund. Performance share rights over 465,764 BXB shares 292 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 292 BXB shares.
Class	Ordinary shares
Number acquired	70
Number disposed	-

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.97 per share
No. of securities held after change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CR Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family Su Fund. Performance share rights over 465,764 BXB shares 362 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 362 BXB shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase through Computers Nominees CI Limited (Acquired Shares) and alloc of Conditional Share Rights (Matching Share Rights)
Any Additional information	MyShare is a global employee share ownership full details of which are set out in the 2008 Notic Annual General Meeting.

Part 2 - Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Story

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 13-Aug-2009
Number	3719X07

RNS Number : 3719X
Brambles Limited
13 August 2009

Brambles Limited

Company Number: 118 896 021

13 August 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 5,590 ordinary shares in Brambles Limited have been issued have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

5,590

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

N/A

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

13 August 2009

8 Number and +class of all +securities quoted on ASX

(*including* the securities in clause 2 if applicable)

Number

1,401,912,660

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

7,646,787

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX

(*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 13 August 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

END

IOEUOVORKBRWARR

Regulatory

Regulatory Story

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	08:40 19-Aug-2009
Number	6712X08

RNS Number : 6712X
Brambles Limited
19 August 2009

Brambles Limited

Company Number: 118 896 021

19 August 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 30,615 ordinary shares in Brambles Limited have been issued have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

82-5205

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

30,615

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

4 Do the +securities rank equally in all respects from the

82-5205

date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration
25,035 @ $0.00
5,580 @ $4.75

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

82-5205

19 August 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number
1,401,943,275

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number
7,656,117

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be

aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements

through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 19 August 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

END

IOEUKOBRKVRWARR

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Regulatory

82-5205

Regulatory Story

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Company	Brambles Limited
TIDM	BXB
Headline	Final Results part 1/2
Released	07:00 20-Aug-2009
Number	7377X07

RNS Number : 7377X
Brambles Limited
20 August 2009

Brambles Limited
Company Number: 118 896 021

20 August 2009

BRAMBLES PRELIMARY FINAL REPORT

Attached is the Brambles Full Year 2009 Results Announcement made to ASX on 20 August 2009.

Robert Gerrard
Group Company Secretary

20 August 2009 **ASX & Media Release**

Brambles delivers revenue growth and strong cash flow - well placed to accelerate financial performance as economies recover

Net new business wins across all regions

Amid highly challenging global economic conditions, Brambles today reported resilient sales and a strong cash flow performance for the year ending 30 June 2009. Sales revenue from continuing operations was up 1%[1] (down 8% in actual currency) to US$4.0 billion, driven by new business wins (net of any losses)[2] of approximately US$100 million and price/mix gains in both CHEP and Recall offsetting weak organic volumes[3].

Underlying profit[4] was US$900.6 million, a decrease of 8% (down 16% in actual currency). The difficult economic conditions particularly impacted CHEP's automotive sector[5] (down 23%), gave rise to increased plant costs in CHEP and drove down recycled paper revenue in Recall's Secure Destruction Services[6] (SDS).

Excluding automotive and SDS, Group sales revenue increased 3% and Underlying profit decreased 5%, a resilient result in the context of declining retail sales in the United States and key European markets during the year.

The result also reflects the continued investment in growth initiatives such as China and India. Future growth will be driven by a combination of this investment, continuing new business wins, general operating leverage and any upswing in automotive and SDS paper revenues as economies recover.

Focus on cash generation and disciplined capital management reinforces strong balance sheet

Free cash flow after dividends improved strongly to US$141.9 million. Cash flow from continuing operations was
US$722.4 million, an increase of US$8.1 million in constant currency, mainly due to a significant reduction in capital expenditure to levels appropriate in the current environment.

During FY09, the Company renewed US$1.9 billion of debt facilities for terms between 3 and 5 years, and at balance date had undrawn committed bank facilities totalling US$1.2 billion.

The Chief Executive Officer of Brambles, Mike Ihlein, said: "I am pleased that we have been able to drive revenue and cash flow growth across our business, with net new wins offsetting declines in organic volumes that reflected worsening global economic conditions in the last 9 months of the financial year. Our balance sheet also remains strong, with a prudent level of debt and substantial undrawn committed credit facilities.

"Even though our underlying profitability in FY09 has been adversely affected by a number of factors, we expect many of those will turn around quickly when markets improve.

"This result demonstrates the continued resilience of our businesses. CHEP is a

global business helping make the world's supply chains more efficient, providing visibility to supply chain costs and delivering value for customers. Recall is a global leader in document and information management. The power of our value propositions, even in difficult times is shown by our ability to win considerable new business during the past year."

[1] All growth comparisons, except for statutory measures, are in constant currency terms unless otherwise indicated. Constant currency is calculated by translating foreign currency results at the exchange rates applicable during the previous year.

[2] Net new business wins are new business and lane expansion won in the period plus wins from the prior year carried forward 12 months, less business losses in the period.

[3] Organic volume is defined as volume with existing customers, excluding lane expansion.

[4] Brambles now uses 'Underlying profit' as a simplified non-statutory profit measure to replace 'Comparable operating profit', used in previous years. Underlying profit is profit from continuing operations before finance costs, tax and Significant items. Refer to Brambles' interim result announcement dated 16 February 2009 for further information.

[5] CHEP's automotive sales revenue comprises 3% of Brambles' sales revenue.

[6] Recall's SDS sales revenue comprises 4% of Brambles' sales revenue.

Page 2 of 19 follows

Major initiatives on track and will help underpin future performance

Brambles is in line or ahead of plan with delivery of the previously announced[7] initiatives to improve cost structures, underpin future operating performance over the medium to long term and meet customer requirements. These initiatives include the CHEP USA pallet quality program, the facilities and operations rationalisation program and the CHEP USA accelerated pallet scrapping program, all of which will deliver future benefits to the Company. In addition, the new arrangements with Walmart have been successfully implemented.

Business unit performance

- **CHEP Americas sales revenue grew 2%** (down 2% in actual currency) while Underlying profit was down 6% (down 10% in actual currency) primarily due to increased plant costs driven by the slowdown in the economy, and some increase in indirect costs.

In CHEP USA, overall volumes declined by 1%. Net new business wins contributed 3% volume growth but were offset by a 4% decline in organic volume. Sales revenue remained in line with the prior year due to favourable price and mix.

CHEP Latin America continued to grow strongly with 12% sales revenue growth, while CHEP Canada achieved 4% sales revenue growth.

- **CHEP Europe, Middle East & Africa (EMEA) sales revenue was in line with last year** (down 12% in actual currency), reflecting net new business wins and favourable price/mix offsetting a 5% decline in organic volumes. Underlying profit was down 7%. Excluding the impact of automotive, sales revenue grew by 2% while Underlying profit was down by only 2%.

- **CHEP Asia-Pacific sales revenue grew 1%** (down 16% in actual currency) with Underlying profit impacted by a decline in automotive, costs associated with the continued investment China and India, the full year impact of a new regional management structure to support future growth, as well as the establishment costs of a major new RPC contract. Excluding automotive, sales revenue was up 3% and Underlying profit was down 12%.

- **Recall sales revenue grew 1%** (down 8% in actual currency). A strong performance in the Document Management Solutions (DMS) business in all regions offset a decline in the SDS business. Underlying profit declined by 3% (down 15% in actual currency). Excluding SDS, sales revenue was up 6% and Underlying profit was up 8%.

Statutory profit / Earnings per share (EPS)

After Significant items[8] before tax of US$182.4 million, **statutory operating profit** was down 30% to US$718.2 million. Profit after tax from continuing operations was down 33% to US$434.0 million.

EPS on Underlying profit after finance costs and tax was 38.5 US cents, down 7% (down 15% at actual rates). Statutory EPS was down 29% to 32.6 US cents, reflecting Significant items and the impact of unfavourable foreign currency translation.

Dividend

The Board has declared a final dividend of 12.5 Australian cents per share, taking the full year dividend total to 30.0 cents per share, compared with 34.5 cents the previous year. This reflects the Board's focus on prudent conservation of cash in the current environment.

The final dividend is 20% franked and payable on 8 October 2009, based on a record date of 18 September 2009.

CHEP USA Review on track for end-September completion

Brambles has been undertaking a review of CHEP USA to position the business for the medium to long term. The objective of the review is to determine the optimal range of service offerings, pallet platforms, pallet quality, service centre network requirements and cost and pricing structures to best meet future customer needs. The review is on track to be completed by the end of September, with the results to be announced in early October.

[7] Refer to page 1 of Brambles' interim result announcement dated 16 February 2009

[8] Refer to Table 2 on page 6 and Significant items on pages 12 and 13 for further information.

Page 3 of 19 follows

As part of the review, further significant and positive customer engagement has been undertaken to better understand their future needs and market trends, and to determine how CHEP can best create future growth opportunities and deliver customer requirements.

Commenting on the CHEP USA Review, Mr Ihlein said, "The review of our CHEP USA business, when finalised, will be a key component of our broader strategy for the USA market. Whilst the review is not yet complete, it is clear that a wood pallet platform remains the best solution for the broad supply chain in the USA in terms of both economic and environmental sustainability. Alternative platforms such as plastic are currently not sustainable outside niche segments of the USA supply chain - in short, wood is here to stay."

Brambles well placed to accelerate financial performance as economies recover

Brambles has largely offset weakness in organic volumes with considerable net new business wins in all key geographies of both CHEP and Recall. This is despite challenging trading conditions across the globe, including a very weak automotive sector and exceptionally low recycled paper revenues.

The Company's initiatives to deal with the economic downturn, address customer requirements, improve cost structures and realise efficiencies will provide a solid foundation to drive future operating performance. It will also continue its investment program for medium to long term growth in countries and regions such as China, India and Central and Eastern Europe.

Recent early signs of improving macro-economic stability in a number of markets are encouraging. In particular, the de-stocking by Brambles' customers that has been evident in the last year appears to be coming to an end. An improvement in

economic conditions will, in due course, positively impact the Company's major customers as they return to growth, which in turn will benefit Brambles due to its strong underlying business models and robust new business pipeline.

Mr Ihlein concluded, "Even in a severe economic downturn, Brambles has been able to deliver sales revenue growth. As global markets recover, we should experience a return to our traditional stronger rate of sales revenue growth reflecting both organic growth and new business wins together with expected improvements in the automotive sector and better recycled paper revenues. Combined with operating leverage in the pallet business in an upturn, an ongoing focus on cash generation and a solid balance sheet, Brambles is well placed to accelerate financial performance as economies recover."

------------------------ Ends ------------------------

For further information please contact:

Investors & Media:	Media:
Michael Roberts Vice President Investor Relations & Corporate Affairs +61 2 9256 5216 +61 418 263 199 michael.roberts@brambles.com	David Besier Manager Corporate Affairs +61 2 9256 5204 +61 412 473 330 david.besier@brambles.com

Brambles is globally headquartered in Australia

Further details for this 2009 final result are set out in the following pages and in the Appendix 4E.

There will be a management briefing on this result to investment analysts in Sydney at 10.30am on 20 August 2009. The briefing will be webcast on the Brambles website, www.brambles.com. All presentation materials will be posted to the website prior to the presentation. A replay of the webcast including questions and answers will be available shortly after the conclusion of the live presentation.

Copies of the 2009 final results have also been forwarded to the Financial Services Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility. For further details, please refer to www.fsa.gov.uk.

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website www.brambles.com.

Page 4 of 19 follows

Overview FY09 - Continuing operations

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Group sales revenue: US$4.019 billion, up 1% (down 8% in actual currency), an encouraging result reflecting continuing success in winning net new business and price/mix gains which, as the economic slowdown deepened in the second half, offset a decline in organic volume. The automotive sector and recycled paper revenue (affecting Secure Destruction Services (SDS) in Recall) were especially weak. Excluding automotive and SDS, Group sales revenue grew 3%, well ahead of the declines in retail sales in many parts of the world.

Underlying profit: US$900.6 million, down 8% (down 16% in actual currency) primarily due to:

- factors which were largely economic in nature:
  - the impact of the global downturn including significantly lower revenue from the automotive sector in CHEP and SDS in Recall
  - the impact of higher numbers of pallets being returned from the field driving increased handling and storage costs and, in some cases, greater pallet relocations
- continued investment in growth initiatives such as the developing CHEP businesses in China, India and Central and Eastern Europe, and RPCs in Australia

Earnings per share on Underlying profit after finance costs and tax (EPS) of 38.5 US cents was down 7% (down 15% in actual currency). Australian dollar EPS was 51.7 Australian cents (FY08: 50.0 Australian cents).

Free cash flow after dividends for the 2009 year improved strongly to US$141.9 million reflecting continuing **strong cash flow from operations** which was US$722.4 million, up US$8.1 million in constant currency. Lower Underlying profit was more than offset by significantly reduced capital expenditure, demonstrating the cash generation strength of the Brambles business models. Nearly 70% of cash flow from operations was generated in the second half of the year.

Strong balance sheet with a prudent level of debt and US$1.2 billion of undrawn committed bank facilities at 30 June 2009. **US$1.9 billion of debt facilities renewed** during the year, including US$0.9 billion in the second half.

Significant items were in line with guidance provided at the interim

result[9] and totalled
US$182.4 million before tax (of which 2H09: US$50.7 million)[10].

After Significant items, **statutory operating profit** was down 30% to US$718.2 million. **Profit after tax from continuing operations** was down 33% to US$434.0 million and statutory EPS was down 29% to 32.6 US cents.

Business unit performance:
Brambles increased constant currency sales revenue as net new business wins largely continued to offset the impact of the global economic recession on organic volumes. However, Underlying profit was lower than the prior year.

- **CHEP Americas**

  Sales revenue grew 2% (down 2% in actual currency) while Underlying profit was US$434.4 million, down 6% (down 10% in actual currency) primarily due to increased plant costs driven by the slowdown in the economy, and some increase in indirect costs.

- **CHEP EMEA**

  Sales revenue was in line with last year (down 12% in actual currency) reflecting net new business wins and favourable price/mix offsetting a 5% decline in organic volumes. EMEA also generated strong cash flow. Underlying profit was 7% lower at US$327.5 million (down 17% in actual currency), largely due to automotive. Excluding automotive, sales revenue grew by 2% while Underlying profit was down by 2%.

- **CHEP Asia-Pacific**

  Sales revenue grew 1% (down 16% in actual currency) with Underlying profit down 19% (down 36% in actual currency) to US$61.1 million primarily due to a decline in automotive, costs

[9] Excluding foreign exchange gains on repatriation of capital where no guidance was provided
[10] Refer to pages 12 and 13 for further details

Page 5 of 19 follows

associated with the continued investment for future growth in China and India, the full year impact of a new regional management structure to support growth and the establishment

costs of a major new RPC contract. Excluding automotive, sales revenue was up 3% and Underlying profit was down 12%.

- **Recall**

Sales revenue grew 1% (down 8% in actual currency). A strong performance in the Document Management Solutions (DMS) business in all regions offset a decline in SDS. Increased investment in information technology and marketing for future growth resulted in an overall reduction in Underlying profit of 3% (down 15% in actual currency) to US$104.3 million. Excluding SDS, sales revenue was up 6% and Underlying profit up 8%.

Brambles Value Added (BVA) for continuing operations was US$334 million, down US$198 million (at comparable fixed exchange rates) reflecting the impact of the economic downturn, Significant items within ordinary activities and investments for future growth, especially in CHEP Asia-Pacific.

Final dividend declared of 12.5 Australian cents per share, franked to 20%. Including the interim dividend of 17.5 Australian cents per share, total dividends declared for the 2009 financial year are 30.0 Australian cents per share.

Dividend Reinvestment Plan (DRP) introduced for the 2009 interim dividend at a price discount of 2.5%. The DRP remains in place for the final dividend at the 2.5% discount rate.

Table 1
Sales revenue and Underlying profit

US$ million	FY09 actual	FY09 at prior year fx rates	FY08 actual	% change (actual fx rates)	% change (constant currency)
Sales revenue					
CHEP Americas	1,556.9	1,617.5	1,581.3	(2)	2
CHEP EMEA	1,452.6	1,640.3	1,642.1	(12)	-
CHEP Asia-Pacific	323.4	390.4	386.9	(16)	1
Total CHEP	**3,332.9**	**3,648.2**	**3,610.3**	**(8)**	**1**
Recall	685.7	759.1	748.3	(8)	1
Total sales revenue	**4,018.6**	**4,407.3**	**4,358.6**	**(8)**	**1**

Underlying profit					
CHEP Americas	434.4	454.4	483.8	(10)	(6)
CHEP EMEA	327.5	368.8	396.5	(17)	(7)
CHEP Asia-Pacific	61.1	77.5	95.9	(36)	(19)
Total CHEP	**823.0**	**900.7**	**976.2**	**(16)**	**(8)**
Recall	104.3	118.2	122.4	(15)	(3)
Brambles HQ	(26.7)	(32.0)	(26.7)	-	(20)
Underlying profit	**900.6**	**986.9**	**1,071.9**	**(16)**	**(8)**
Net finance costs	(120.9)	(132.9)	(149.5)	19	11
Underlying profit before tax	**779.7**	**854.0**	**922.4**	**(15)**	**(7)**
Tax expense on Underlying profit	(245.4)	(268.8)	(282.4)	13	5
Underlying profit after finance costs and tax	**534.3**	**585.2**	**640.0**	**(17)**	**(9)**

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Table 2
Reconciliation of Underlying profit to statutory operating profit

US$ million	**FY09**		**FY08**	
	Before tax	**After tax**	**Before tax**	**After tax**
Underlying profit (from Table 1)	**900.6**	**534.3**	**1,071.9**	**640.0**
CHEP USA - pallet quality program	(77.4)	(47.1)	(20.6)	(12.6)
CHEP USA - Walmart net transition impact	(29.0)	(17.7)	(10.9)	(6.7)
Restructuring:				
Facilities and operations rationalisation	(54.3)	(46.0)	(5.1)	(0.9)
CHEP USA	(99.0)	(60.3)	-	-

accelerated scrapping of 7 million surplus pallets				
FX gain on capital repatriation from foreign subsidiary	77.3	77.3	-	-
Other	-	(6.5)	(4.7)	27.1
Operating profit (see Table 3)	**718.2**	**434.0**	**1,030.6**	**646.9**

Table 3
Statutory profit

US$ million	**FY09**	**FY08**	**% change (actual fx rates)**
Statutory profit			
CHEP Americas	229.0	452.3	(49)
CHEP EMEA	286.5	396.5	(28)
CHEP Asia-Pacific	57.9	95.9	(40)
Total CHEP	**573.4**	**944.7**	**(39)**
Recall	95.9	121.9	(21)
Brambles HQ	48.9	(36.0)	
Operating profit	**718.2**	**1,030.6**	**(30)**
Net finance costs	(120.9)	(149.5)	19
Profit before tax	**597.3**	**881.1**	**(32)**
Tax expense	(163.3)	(234.2)	30
Profit from continuing operations	**434.0**	**646.9**	**(33)**
Profit from discontinued operations	18.6	1.8	
Profit for the year	**452.6**	**648.7**	**(30)**
Weighted average number of shares (millions)	**1,388.3**	**1,409.2**	
EPS on Underlying profit after finance costs and tax:			
(US cents)	**38.5**	**45.4**	**(15)**
(Australian cents)	**51.7**	**50.0**	**3**
EPS (US cents)	**32.6**	**46.0**	**(29)**
Total dividend (Australian cents per share)	**30.0**	**34.5**	**(13)**

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Business Unit Operations Review

CHEP Americas

Table 4 CHEP Americas				
US$ million	**FY09**	**FY08**	**% change (actual fx rates)**	**% change (constant currency)**
Sales revenue	1,556.9	1,581.3	(2)	2
Underlying profit*	434.4	483.8	(10)	(6)
Underlying profit margin	28%	31%	(3)pp	(3)pp
Statutory profit*	229.0	452.3	(49)	
Cash flow from operations	267.0	365.2		

* The difference between Underlying profit and statutory profit is due to Significant items of US$205.4 million (FY08: US$31.5 million): Pallet quality program: US$77.4 million (FY08: US$20.6 million); Walmart net transition impact: US$29.0 million (FY08: 10.9 million); Accelerated pallet scrapping: US$99.0 million (FY08: nil)

Americas
CHEP Americas reported increased sales revenue despite the challenging economic environment across all countries in the region. Sales revenue was US$1,556.9 million, up 2% (down 2% in actual currency), due to significant net new business wins and moderate price/mix gains offsetting a decline in organic volumes.

Despite the growth in sales revenue, Underlying profit was lower at US$434.4 million, down 6% (down 10% in actual currency), primarily due to higher plant and indirect costs.

Plant costs increased by US$37 million (constant currency) primarily due to:

- the economic slowdown resulting in higher numbers of pallets being returned from the field driving increased handling and storage costs (approximately US$10 million);
- increased service centre costs (approximately US$14 million) including costs associated with plant network optimisation, increased Total Pallet Management (TPM) activities and increased repair costs related to reducing new pallet commitments; and,

- other costs (approximately US$10 million), principally inflation and general cost increases.

Transport costs reduced by US$6 million (constant currency) reflecting the benefits of plant network optimisation.

Indirect costs increased by US$30 million (constant currency) primarily as a result of investment in growth (mainly LeanLogistics and Latin America expansion) and lower levels of pallet compensations in the USA. CHEP Americas' Irrecoverable Pooling Equipment Provision (IPEP) expense was
US$11 million higher mainly due to timing factors (the completion of a significant number of pallet audits during 2H09).

CHEP Americas cash flow from operations was US$98.2 million lower than the previous year primarily due to expenditure on the CHEP USA pallet quality program, the Walmart transition arrangements and the reduction in Underlying profit. Encouragingly, capital expenditure was lower than prior year by US$46.6 million reflecting progress made on converting customers off new pallets in 2H09 leading to 1.5 million fewer pallet purchases in the USA. Second half capital expenditure for CHEP Americas was US$22.6 million lower than the first half.

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USA

In CHEP USA, overall volumes declined by 1%. Net new business wins contributed 3% volume growth but were offset by a 4% decline in organic volume. Favourable price and mix resulted in sales revenue being in line with the prior year.

The FY09 sales revenue impact from net new business wins in the USA was approximately
US$35 million. Whilst trading was competitive, CHEP USA won new business including Scott's (fertilisers / garden products), New World Pasta, the prepared foods division of Nestlé, Reser's and Bumble Bee Foods. Although some business was lost during the year, the emphasis remains on winning new business and winning back lost business with improved service and pallet quality.

On an annualised basis, the sales revenue impact of new business wins was sufficient to offset the losses during the year and demonstrates the continuing strength of the USA new business sales pipeline.

In line with guidance issued at the interim result, Significant items within ordinary activities included:

- US$29.0 million due to the Walmart transition arrangements (now completed), slightly below the original US$30 million forecast spend (2H09: US$8.8 million). The future economic cost estimated at US$5 million per annum will be reflected within Underlying profit from FY10.
- US$77.4 million operating expenditure on the two year CHEP USA pallet quality program together with US$5.0 million in capital expenditure. The positive response from customers to this program has continued.

Significant items outside ordinary activities:

- US$99.0 million for the accelerated scrapping of seven million pallets.

Latin America and Canada
CHEP Latin America continued to grow strongly with 12% sales revenue growth driven by a combination of volume growth from new customers and existing business, and inflationary price increases. However, Underlying profit declined due to investment expenditure for growth and higher commodity costs arising from the currency impact of US dollar denominated cost.

CHEP Canada achieved 4% sales revenue growth. The customer base was expanded with the addition of nearly 300 new customers in FY09.

LeanLogistics

LeanLogistics made excellent progress during its first full year of ownership and contributed
US$13.2 million of sales revenue in the year which represents over 20% growth on a like-for-like basis. The business continued to expand the customer base for its On-Demand TMS®[11], sales revenue from its Managed Services offering increased significantly and GreenLanes (Freight Optimization Services) grew steadily throughout the year.

[11] On-Demand TMS® provides customers complete daily planning, execution, and settlement functions in addition to periodic strategic procurement of their transportation requirements.

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CHEP EMEA

Table 5 CHEP EMEA				
US$ million	**FY09**	**FY08**	**% change (actual fx rates)**	**% change (constant currency)**
Sales revenue	1,452.6	1,642.1	(12)	-
Underlying profit*	327.5	396.5	(17)	(7)
Underlying profit margin	23%	24%	(1)pp	(2)pp
Statutory profit*	286.5	396.5	(28)	
Cash flow from operations	372.7	296.1		

* The difference between Underlying profit and statutory profit is due to Significant items comprising Restructuring - facilities and operations rationalisation US$41.0 million (FY08: nil)

CHEP EMEA has delivered a solid performance in a challenging economic environment. Sales revenue was US$1,452.6 million, in line with the prior year (down 12% in actual currency), primarily due to net new business wins and price/mix offsetting a 5% decline in organic volumes.

The main contributor to the lower organic volumes was the automotive business (sales revenue down 22%), which declined significantly from October 2008 until stabilising in recent months. Excluding automotive, CHEP EMEA sales revenue increased by 2%.

Pallet volumes in Europe were in line with FY08. Strong new business wins offset a 3% decline in organic pallet volumes due to weak economic conditions, which were particularly pronounced in the UK. The FY09 sales revenue impact from net new business wins in CHEP Europe was approximately US$40 million. Wins in the year included Leche Pascual in Spain (won back from a pooling competitor), confectioner Haribo in Germany, DIY supplier Tarmac in the UK, Pastacorp in France, LEGO in the Czech Republic, Colgate Palmolive in Denmark and Inergy Automotive Systems.

The focus on Germany and Poland has resulted in strong domestic growth in B1208A pallets, with associated sales revenue up 20% and 60% respectively for the year.

Strong sales revenue growth in CHEP Middle East and Africa (up 16%) was driven by increases in both volume and price. A significant

RPC contract in South Africa has been signed with Pick 'n' Pay which is expected to come fully on stream during FY10.

CHEP Europe's plant costs increased in FY09 due to the weak economy. This resulted in a higher number of pallets being returned from the field leading to increased handling and storage costs. Material and labour costs also increased resulting in plant costs as a percentage of sales increasing by 1pp to 26%. Transportation costs increased mainly due to the decision to relocate higher numbers of B1210A pallets from the UK to continental Europe in order to reduce capital expenditure on new pallets. The transportation cost ratio increased 1pp to 24%.

Underlying profit in CHEP EMEA of US$327.5 million was 7% lower (down 17% in actual currency). The main reasons for the profit shortfall were economy driven due to the decline in the automotive business and higher pallet relocations as outlined above. Overheads were in line with last year with investments in the growth markets of Germany and Poland offset by efficiency programmes. The Underlying profit margin declined slightly to 23% as a result. Excluding automotive, Underlying profit for CHEP EMEA was down by 2%.

Cash flow from operations in constant currency increased by US$130.1 million (US$76.6 million in actual currency) due to lower capital expenditure reflecting careful asset management (including the higher pallet relocations) and improvements in working capital management. Strong credit control led to Europe's average debtors days reducing by 4 days to 54 days.

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CHEP Asia-Pacific

Table 6
CHEP Asia-Pacific

US$ million	FY09	FY08	% change (actual fx rates)	% change (constant currency)
Sales revenue	323.4	386.9	(16)	1
Underlying profit*	61.1	95.9	(36)	(19)
Underlying profit margin	19%	25%	(6)pp	(5)pp
Statutory profit*	57.9	95.9	(40)	
Cash flow from operations	9.8	58.0		

* The difference between Underlying profit and statutory profit is due to Significant items comprising Restructuring - facilities and operations rationalisation US$3.2 million (FY08: nil)

Sales revenue was up 1% to US$323.4 million (down 16% in actual currency). This result was achieved in spite of ongoing difficult conditions in the Australian automotive sector, excluding which, CHEP Asia-Pacific sales revenue grew by 3%. The established pallet businesses in Australia, New Zealand and South East Asia demonstrated resilience in difficult trading conditions. Increased sales revenue was achieved from the emerging businesses in China and India.

The RPC business sales revenue grew by 4%, driven by the part-year impact of the commencement of significant new contracts in Australia and New Zealand. For FY09, the profit growth from the part-year contribution from these contracts was exceeded by set-up costs to expand the service centre network to serve these opportunities.

CHEP Asia-Pacific's Underlying profit of US$61.1 million was down 19% (down 36% in actual currency). This reduction was due to:

- substantial production declines in the Australian automotive sector;
- supply chain destocking in Australia and New Zealand leading to higher numbers of net pallet returns, reducing daily hire revenue growth and increasing storage and handling costs;
- costs incurred in developing new pallet service centres to drive future efficiencies and support the commencement of a new RPC contract in Australia; and
- costs associated with the start up of the investments in China and India and the full year impact of a regional management structure to support growth.

China and India in aggregate delivered US$7.8 million of sales revenue in FY09 and incurred an Underlying loss of US$17.7 million (FY08: US$13.1 million). The increased loss which was in line with expectations was largely due to the first full year of operations in India.

The China business has made strong progress in expanding its pallet and automotive businesses and now has over 250 customers serviced by four offices and over 100 staff. Recent customer wins include Hewlett-Packard and Chery Automotive, China's largest independent automotive manufacturer. The India business

commenced operations in June 2008 and provides pallet and container services to customers across the country. CHEP India now has over 50 staff with key customers including PepsiCo, Hindustan Unilever, Procter & Gamble, United Breweries and Coca-Cola franchise bottler, Indo European Breweries Limited.

Cash flow from operations was US$48.2 million lower than the previous year due to the initial capital investment required to support a new RPC contract in Australia and the reduction in the region's Underlying profit. Capital expenditure for China and India combined was US$19.0 million in the year (FY08: US$29.0 million).

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Recall

Table 7
Recall

US$ million	FY09	FY08	% change (actual fx rates)	% change (constant currency)
Sales revenue	685.7	748.3	(8)	1
Underlying profit*	104.3	122.4	(15)	(3)
Underlying profit margin	15%	16%	(1)pp	(1)pp
Statutory profit*	95.9	121.9	(21)	
Cash flow from operations	106.9	127.7		

* The difference between Underlying profit and statutory profit is due to Significant items comprising Restructuring - facilities and operations rationalisation US$8.4 million (FY08: $0.5 million)

Recall sales revenue was up 1% to US$685.7 million (down 8% in actual currency). Growth was achieved in all regions except Americas (sales revenue down 2%) where the impact of the global economic slowdown on SDS business was felt the most, including significantly lower recycled paper prices. Excluding SDS, Recall's sales revenue grew 6%.

A strong performance was achieved in DMS in all regions with carton volumes increasing by 6%. Sales revenue of US$470.8 million was up 6% (down 5% in actual currency). DMS gross margins increased to 39% driven by improvements in service delivery efficiencies in North America and was achieved despite little growth in customer activity levels in the current economic environment.

SDS sales revenue was down 13% (down 18% in actual currency) to US$145.6 million due to a significant reduction in paper prices and lower activity, particularly in North America and Europe. The reduction in paper prices resulted in the SDS gross margin falling by 7pp to 33%.

Underlying profit of US$104.3 million was 3% lower than the previous year (down 15% in actual currency). Recall's gross profit in constant currency was in line with the prior year with improvements in DMS offsetting the fall in SDS margins. Underlying profit was also impacted by investment in information technology and marketing to support future growth. Recall has implemented cost cutting measures throughout the year to respond to the global economic decline.

Cash flow from operations was US$20.8 million lower, mainly due to foreign currency translation. Major capital expenditure during the year included racking and safety infrastructure to support growth throughout all regions, along with investments in new state-of-the-art Information Centres in the UK and Thailand.

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Significant items

In response to the challenging economic environment, Brambles has implemented a number of initiatives to improve its cost structure, underpin future operating performance over the medium to long term and meet customer requirements. During the 2009 financial year, Brambles had Significant items before tax of US$182.4 million (US$100.3 million after tax)[12] as follows:

Significant items within ordinary activities:

CHEP USA pallet quality program: US$77.4 million before tax (US$47.1 million after tax)

Expenditure on the two year CHEP USA pallet quality program was US$82.4 million during the year, comprising US$77.4 million in operational expenditure and US$5.0 million in capital expenditure. Pending the outcomes of the USA Review, approximately US$53 million (US$37 million operational expenditure and US$16 million capital expenditure) will be incurred in the remaining six months of the program to December 2009.

CHEP USA - Walmart net transition impact: US$29.0 million before tax (US$17.7 million after tax)

The Walmart transition arrangements have now been completed and the net cost in FY09 was
US$29.0 million before tax (of which 2H09: US$8.8 million), slightly better than the original forecast spend. Estimated future ongoing costs of US$5 million before tax per annum are in line with previous estimates and will be included as part of Underlying profit for FY10 and future years.

Significant items outside ordinary activities:

Restructuring - facilities and operations rationalisation: US$54.3 million before tax (US$46.0 million after tax)

The Company announced in February 2009 that it would be implementing a range of initiatives involving the rationalisation of a number of facilities and operations. Once completed, these initiatives will result in a reduction of approximately 600 people across the businesses at an estimated total cost of approximately US$60 million (before tax). Savings will begin to flow through in FY10 and are estimated to be in the order of US$40-50 million per annum (before tax) once the rationalisation program is fully implemented by FY11. These programs will help ensure a more efficient cost structure but one still capable of growing the business.

The impact in FY09 was a Significant item charge of US$54.3 million (before tax) with the balance of the programme expenditure to be reflected in FY10 as previously indicated.

The restructuring program has progressed well with all of the key elements proceeding in line with plan. There has been no significant disruption to the businesses from any of the changes made so far, including those where closures of facilities have been announced.

Restructuring CHEP USA - accelerated scrapping of seven million excess pallets: US$99.0 million before tax (US$60.3 million after tax)

As detailed in Brambles' interim result release on 16 February 2009, CHEP USA has commenced a two year program to accelerate the scrapping of seven million pallets which are deemed excess to requirements.

The impact is a Significant item charge of US$99.0 million (before tax) comprising an asset write down of US$33.6 million (net of the value of timber recovery) and provisions for costs of the scrapping program of US$65.4 million. The scrapping program is progressing well and as at 30 June 2009, a total of

circa 800,000 pallets had been scrapped, in line with plan.

[12] Refer to Table 2 on page 6 for further information

Page 13 of 19 follows

Foreign exchange gain on repatriation of capital: US$77.3 million (before and after tax)

As part of optimising the Group's funding, a European subsidiary repatriated €460 million of capital to Australia. This resulted in the Group deriving a non-taxable foreign exchange profit of US$77.3 million, along with a reduction in FY09 interest expense of US$6 million.

Additional Financial Information

Capital expenditure - property, plant & equipment

Table 8
Capital expenditure on property, plant & equipment (accruals basis)

US$ million	FY09	FY08	Change
CHEP Americas	290.8	337.4	46.6
CHEP EMEA	234.4	353.2	118.8
CHEP Asia-Pacific	92.7	103.7	11.0
Total CHEP	**617.9**	**794.3**	**176.4**
Recall	52.4	54.5	2.1
Brambles HQ	2.1	0.4	(1.7)
Total capital expenditure	**672.4**	**849.2**	**176.8**

Brambles capital expenditure was US$176.8 million lower than the previous year (including the benefit of US$65.3 million from foreign currency translation). Capital expenditure has been tightly managed as sales growth slowed and customers reduced stock levels and returned more pallets to CHEP.

In CHEP Americas, capital expenditure was down by US$46.6 million with the majority of the reduction taking place in the second half of FY09. The main contributor was CHEP USA which benefited from a reduction in the number of new pallets required for contractual commitments to certain customer locations. Further reductions in these commitments and the level of imports into the USA on CHEP pallets will continue to benefit capital expenditure in FY10.

CHEP EMEA reduced capital expenditure by US$118.8 million, mainly due to lower pallet purchases in the slower economic environment.

CHEP Asia-Pacific capital expenditure also declined but mainly due to foreign currency translation. During the year there was a substantial initial investment in containers for a new Australian RPC contract which was partially offset by reductions in pallet capital expenditure in Australia and China. Capital expenditure in China was lower in FY09 following the establishment of the pallet pool in the previous year.

Total pallet capital expenditure for the Group was US$462.1 million, a reduction of US$157.0 million on the prior year. The majority of new pallet capital purchases was for replacement. The total pallet pool was 251 million pallets at the end of the period (inclusive of six million excess pallets held for accelerated scrapping in CHEP USA).

Recall capital expenditure included investment in new information centres in the UK and Thailand as the business invests to improve future efficiencies.

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Interest

Net finance costs were US$120.9 million compared to US$149.5 million in FY08. The reduction in net finance costs reflected lower interest rates on variable rate borrowings, the increase in euro denominated debt to fund capital repatriations with the equivalent pay-down of higher cost Australian dollar denominated debt, and the impact of foreign exchange translation due to the stronger US dollar. These benefits were partially offset by higher borrowing margins and fees on debt refinanced during the year.

Tax

Brambles' effective tax rate on Underlying profit for the year was 31.5%, slightly higher than last year's rate of 30.6% due to the effect of higher tax rates in overseas jurisdictions.

The effective tax rate on statutory profit (from continuing operations) for the year was 27.3%, broadly in line with last year's rate of 26.6%, and less than the Australian tax rate of 30% primarily due to the non-tax effect of foreign exchange gains on the repatriation of capital from Europe to Australia.

Cash flow

Table 9 Cash Flow			
US$ million	**FY09**	**FY08**	**Change**
Continuing operations			
Underlying profit	900.6	1,071.9	(171.3)
Significant items within ordinary activities	(106.4)	(31.5)	(74.9)
Depreciation & amortisation	418.4	458.6	(40.2)
EBITDA	**1,212.6**	**1,499.0**	**(286.4)**
Capital expenditure	(683.8)	(869.4)	185.6
Proceeds from disposals	104.6	133.8	(29.2)
Working capital movement	25.8	41.4	(15.6)
Irrecoverable pooling equipment provision	97.8	91.2	6.6
Provisions / other	(34.6)	(86.0)	51.4
Cash flow from continuing operations	**722.4**	**810.0**	**(87.6)**
Significant items outside ordinary activities	(49.9)	(27.7)	(22.2)
Cash flow from operations	**672.5**	**782.3**	**(109.8)**
Financing costs and tax	(253.0)	(369.7)	116.7
Free cash flow	**419.5**	**412.6**	**6.9**
Dividends paid	(277.6)	(444.8)	167.2
Free cash flow after dividends	**141.9**	**(32.2)**	**174.1**

Free cash flow of US$419.5 million was strong and sufficient to cover US$277.6 million of dividends paid, resulting in US$141.9 million of free cash flow after dividends.

Brambles continues to generate strong operating cash flows. Cash flow from continuing operations was US$722.4 million, an increase of US$8.1 million in constant currency terms. The US$87.6 million reduction in actual currency terms was primarily due to the translation impact of exchange rate movements (US$95.7 million). Lower Underlying profit was more than offset by significantly lower capital expenditure.

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Nearly 70% of cash flow from operations was generated in the second half of the year following significant reductions in capital expenditure and working capital. Working capital continues to be tightly controlled across the business. Average debtor days improved

from 48 to 46 days partially offset by a reduction in creditor days.

Significant items outside ordinary activities related to the restructuring activities during the year and included US$22.2 million of expenditure on the accelerated scrapping of excess pallets in CHEP USA.

Debt

Table 10
Net debt and key ratios

US$ million	FY09	FY08	Change
Current debt	68.0	91.5	23.5
Non-current debt	2,165.5	2,439.5	274.0
Gross debt	**2,233.5**	**2,531.0**	**297.5**
Less cash	(90.1)	(104.8)	(14.7)
Net debt	**2,143.4**	**2,426.2**	**282.8**
EBITDA	1,212.6	1,499.0	(286.4)
Net finance costs	120.9	149.5	28.6
Key ratios			
Net debt to EBITDA	1.8x	1.6x	(0.2)x
EBITDA interest cover	10.0x	10.0x	-

Net debt at 30 June 2009 was US$2,143.4 million, down US$282.8 million from 30 June 2008, with positive cash generation after dividends and favourable foreign exchange translation on non-US dollar denominated debt balances evenly contributing to the reduction.

Brambles made excellent progress during FY09 to refinance committed bank facilities well ahead of the scheduled maturity dates. At June 2008, committed bank facilities totalling US$3.0 billion were due to mature in November 2010 (equivalent to US$2.7 billion at June 2009 foreign exchange rates). During FY09, bank facilities of US$1.9 billion were renewed for terms between 3 and 5 years. US$0.7 billion is due to mature in November 2010.

At 30 June 2009, undrawn committed bank facilities totalled US$1.2 billion. Expected improvements in cash generation, mainly due to a focus on reducing capital expenditure, and these undrawn committed facilities should provide additional scope to reduce future refinancing requirements.

To further improve liquidity, Brambles accessed the US private

placement debt market in May 2009 and raised US$110 million for tenors of 5, 7 and 10 years.

The average term to maturity of total credit facilities increased from 2.2 years at June 2008 to 3.3 years at June 2009.

Brambles established a Dividend Reinvestment Plan with the 2009 interim dividend which resulted in a 35% participation and provided US$62 million of additional liquidity.

Key financial ratios continue to reflect the strong balance sheet position and remain well within the financial covenants included in Brambles' major financing agreements, with net debt to EBITDA at 1.8x and EBITDA interest cover at 10.0x.

Page 16 of 19 follows

Brambles Value Added (BVA)

Total BVA for Brambles' continuing operations in 2009 was US$334 million, a decrease of
US$198 million on the previous year based on comparable fixed exchange rates. The reduction reflects the impact of the economic downturn, Significant items within ordinary activities and investments for future growth, especially in CHEP Asia-Pacific.

Foreign exchange rates

The principal foreign exchange rates affecting Brambles were:

		US$:A$	US$:€	US$:£
Average	2009	0.7479	1.3822	1.6103
	2008	0.9040	1.4835	2.0111
Year end	30 June 2009	0.8114	1.4106	1.6637
	30 June 2008	0.9629	1.5793	1.9936

Dividend

The Board has declared a final dividend of 12.5 Australian cents per share, franked to 20%. It will be payable on 8 October 2009 based on a record date of 18 September 2009. Including the interim dividend of 17.5 Australian cents per share paid on 9 April 2009, total dividends declared for the 2009 financial year are 30.0 Australian

cents per share. The dividend declared in the 2009 financial year reflects the Board's focus on prudent conservation of cash in the current environment.

	Aust cents per share	% Franking	Ex dividend trading date	Record date	Payment date
Interim	17.5	10%	13 March 2009	19 March 2009	9 April 2009
Final	12.5	20%	14 September 2009	18 September 2009	8 October 2009

The unfranked component of the final dividend is conduit foreign income. Consequently, no Australian dividend withholding tax will be payable on the final dividend to be paid to Brambles' non-resident shareholders.

Dividend Reinvestment Plan

The Board has set the price at which shares will be allotted under the Plan for the final dividend as the arithmetic average of the daily volume weighted average sale price of all Brambles shares sold on the Australian Securities Exchange (ASX) in the ordinary course of trading on the ASX during the 10 trading days starting 22 September 2009, less a discount of 2.5%.

-- Ends --
-

Page 17 of 19 follows

Background information

US$ million Actual fx rates	1H09	2H09	FY09	1H08	2H08	FY08
Sales						
CHEP Americas	792.5	764.4	1,556.9	776.4	804.9	1,581.3
CHEP EMEA	761.0	691.6	1,452.6	790.8	851.3	1,642.1

CHEP Asia-Pacific	166.6	156.8	323.4	185.3	201.6	386.9
Total CHEP	1,720.1	1,612.8	3,332.9	1,752.5	1,857.8	3,610.3
Recall	353.1	332.6	685.7	357.7	390.6	748.3
Total Brambles	2,073.2	1,945.4	4,018.6	2,110.2	2,248.4	4,358.6
Underlying profit						
CHEP Americas	233.3	201.1	434.4	227.7	256.1	483.8
CHEP EMEA	170.9	156.6	327.5	189.8	206.7	396.5
CHEP Asia-Pacific	28.9	32.2	61.1	45.6	50.3	95.9
Total CHEP	433.1	389.9	823.0	463.1	513.1	976.2
Recall	50.5	53.8	104.3	52.2	70.2	122.4
Total Brambles (including HQ)	469.3	431.3	900.6	497.3	574.6	1,071.9
Underlying profit margin						
CHEP Americas	29%	26%	28%	29%	32%	31%
CHEP EMEA	22%	23%	23%	24%	24%	24%
CHEP Asia-Pacific	17%	21%	19%	25%	25%	25%
Total CHEP	25%	24%	25%	26%	28%	27%
Recall	14%	16%	15%	15%	18%	16%
Total Brambles (including HQ)	23%	22%	22%	24%	26%	25%
Average capital invested						
CHEP Americas	1,625.5	1,707.9	1,666.7	1,446.5	1,570.3	1,508.4
CHEP EMEA	1,493.9	1,402.9	1,448.4	1,519.5	1,643.1	1,581.3
CHEP Asia-Pacific	314.6	323.6	319.1	290.3	332.1	311.2
Total CHEP	3,434.0	3,434.4	3,434.2	3,256.3	3,545.5	3,400.9
Recall	925.6	869.0	897.3	952.6	991.0	971.8
Total Brambles (including HQ)	4,293.2	4,244.2	4,268.7	4,112.6	4,449.0	4,280.8

Return on capital invested (annualised) (based on Underlying profit)						
CHEP Americas	29%	24%	26%	31%	33%	32%
CHEP EMEA	23%	22%	23%	25%	25%	25%
CHEP Asia-Pacific	18%	20%	19%	31%	30%	31%
Total CHEP	25%	23%	24%	28%	29%	29%
Recall	11%	12%	12%	11%	14%	13%
Total Brambles (including HQ)	22%	20%	21%	24%	26%	25%

Page 18 of 19 follows

Background information - *continued*

US$ million **Actual fx rates**	**1H09**	**2H09**	**FY09**	**1H08**	**2H08**	**FY08**
Cash flow from operations						
CHEP Americas	116.9	150.1	267.0	175.2	190.0	365.2
CHEP EMEA	137.1	235.6	372.7	57.4	238.7	296.1
CHEP Asia-Pacific	(22.8)	32.6	9.8	30.2	27.8	58.0
Total CHEP	231.2	418.3	649.5	262.8	456.5	719.3
Recall	22.0	84.9	106.9	37.5	90.2	127.7
Total Brambles (including HQ)	220.8	501.6	722.4	265.7	544.3	810.0
Capital expenditure on property, plant & equipment (accruals basis)						
CHEP Americas	156.7	134.1	290.8	160.1	177.3	337.4

CHEP EMEA	136.0	98.4	234.4	208.1	145.1	353.2
CHEP Asia-Pacific	62.9	29.8	92.7	41.6	62.1	103.7
Total CHEP	355.6	262.3	617.9	409.8	384.5	794.3
Recall	21.1	31.3	52.4	23.3	31.2	54.5
Total Brambles (including HQ)	377.0	295.4	672.4	433.2	416.0	849.2
Depreciation of property, plant & equipment						
CHEP Americas	82.9	79.5	162.4	77.9	82.3	160.2
CHEP EMEA	83.2	78.2	161.4	85.7	91.6	177.3
CHEP Asia-Pacific	17.1	18.1	35.2	20.7	21.7	42.4
Total CHEP	183.2	175.8	359.0	184.3	195.6	379.9
Recall	16.2	16.0	32.2	16.6	17.1	33.7
Total Brambles (including HQ)	199.5	191.8	391.3	201.0	213.0	414.0
Capex/depreciation ratio						
CHEP Americas	1.9x	1.7x	1.8x	2.1x	2.2x	2.1x
CHEP EMEA	1.6x	1.3x	1.5x	2.4x	1.6x	2.0x
CHEP Asia-Pacific	3.7x	1.6x	2.6x	2.0x	2.9x	2.4x
Total CHEP	1.9x	1.5x	1.7x	2.2x	2.0x	2.1x
Recall	1.3x	2.0x	1.6x	1.4x	1.8x	1.6x
Total Brambles (including HQ)	1.9x	1.5x	1.7x	2.2x	2.0x	2.1x
Pallet numbers						
CHEP Americas	104		103	100		101
CHEP EMEA	136		130	133		132
CHEP Asia-Pacific	18		18	16		18
Total CHEP	258		251	249		251

BVA [1]

82-5205

CHEP Americas	90	63	153	142	133	275
CHEP EMEA	91	86	177	99	108	207
CHEP Asia-Pacific	15	19	34	31	31	62
Total CHEP	196	168	364	272	272	544
Recall	(7)	2	(5)	(4)	9	5
Total Brambles (including HQ)	177	157	334	255	277	532

[1] At fixed June 2008 exchange rates

Page 19 of 19 follows

Glossary

Actual rates
In the statutory financial statements, foreign currency results are translated into US dollars at the applicable actual monthly exchange rates ruling in each period.

Average Capital Invested
Average Capital Invested or ACI is a 12 month average of Capital Invested.

Capital Invested is calculated as net assets before tax balances, cash and borrowings, but after adjustment for accumulated pre-tax Significant items, actuarial gains or losses and net equity adjustments for equity-settled share-based payments.

BVA
Brambles Value Added or BVA represents the value generated over and above the cost of the capital used to generate that value.

It is calculated using fixed June 2008 exchange rates as:

- Underlying profit; plus
- Significant items that are part of the ordinary activities of the business; less
- Average Capital Invested, adjusted for accumulated pre-tax Significant items that are part of the ordinary activities of the business, multiplied by 12%.

82-5205

Capital expenditure
Unless otherwise stated, capital expenditure is presented on an accruals basis and excludes intangible assets, investments in associates and equity acquisitions. It is shown gross of any fixed asset disposals proceeds.

Cash flow from operations
Cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.

Constant currency
In the commentary, constant currency results are presented by translating both current and comparable period foreign currency results into US dollars at the actual monthly exchange rates applicable in the comparable period, so as to show relative performance between the two periods before the translation impact of currency fluctuations.

Continuing operations
Continuing operations refers to CHEP, Recall and Brambles HQ.

Free cash flow
Cash flow generated after net capital expenditure, finance costs and tax, but excluding the net cost of acquisitions and proceeds from business disposals.

ROCI
Return on Capital Invested or ROCI is calculated as Underlying profit divided by Average Capital Invested.

Significant items
Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and:

- outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or
- part of the ordinary activities of the business but unusual due to their size and nature.

Underlying profit
Underlying profit is profit from continuing operations before finance costs, tax and Significant items.

This information is provided by RNS
The company news service from the London Stock Exchange

END

FR PUUGPRUPBUAU

82-5205

Regulatory Story

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Presentation to Analysts
Released	07:00 20-Aug-2009
Number	7378X07

RNS Number : 7378X
Brambles Limited
20 August 2009

Brambles Limited
Company Number: 118 896 021

20 August 2009

BRAMBLES - PRESENTATION TO ANALYSTS

A copy of the slides (**Slides**) presented by Brambles' Chief Executive Officer, Mr Michael Ihlein, and Chief Financial Officer, Ms Liz Doherty, at an analyst presentation held in Sydney earlier today is available on the Brambles' website at www.brambles.com.

The presentation was webcast and this is also available on the Brambles website.

Two copies of the Slides have been forwarded to the Financial Services Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility. For further details, please refer to www.fsa.gov.uk.

82-5205

Robert Gerrard
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCPMMATMMJTMAL

CLOSE

Regulatory

Regulatory Story

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Final Results - part 2/2
Released	07:00 20-Aug-2009
Number	7376X07

RNS Number : 7376X
Brambles Limited
20 August 2009

Brambles Limited
Company Number: 118 896 021

20 August 2009

**BRAMBLES DELIVERS REVENUE GROWTH AND STRONG CASH FLOW -
WELL PLACED TO ACCELERATE FINANCIAL PERFORMANCE AS ECONOMIES RECOVER**

In accordance with ASX Listing Rule 4.3A, attached is the preliminary final report for the year ended 30 June 2009 for Brambles Limited.

Robert Gerrard
Group Company Secretary

Results for announcement to the market

Brambles Limited
ABN 89 118 896 021
Appendix 4E

Preliminary final report for the year ended 30 June 2009

82-5205

Year ended 30 June	2009 US$m	2008 US$m	% change (actual fx rates)	% change (constant currency)
Continuing operations before Significant items:				
Sales revenue	**4,018.6**	4,358.6	(8%)	1%
Underlying profit	**900.6**	1,071.9	(16%)	(8%)
Profit after tax	**534.3**	640.0	(17%)	(9%)
Basic EPS (US cents)	**38.5**	45.4	(15%)	(7%)
Statutory results				
Continuing operations after Significant items:				
Sales revenue	**4,018.6**	4,358.6	(8%)	
Operating profit	**718.2**	1,030.6	(30%)	
Profit before tax	**597.3**	881.1	(32%)	
Profit after tax	**434.0**	646.9	(33%)	
Profit after tax - discontinued operations	**18.6**	1.8		
Profit attributable to members of the parent entity	**452.6**	648.7	(30%)	
Basic EPS (US cents)	**32.6**	46.0	(29%)	
Free cash flow after dividends	**141.9**	(32.2)		
Final dividend* (Australian cents)	**12.5**	17.5		

* The 2009 final dividend is 20% franked and its record date is 18 September 2009.

A commentary on these results is set out in Brambles' ASX & Media Release dated 20 August 2009.

Page 2 of 21 follows

Preliminary final report
for the year ended 30 June 2009

Index

Consolidated financial statements

Statement of compliance 21

Page 3 of 21 follows

Consolidated income statement
for the year ended 30 June 2009

	Note	2009 US$m
Continuing operations		
Sales revenue	4	**4,018.6**
Other income	4	**96.7**
Operating expenses	4	**(3,402.1)**
Share of results of joint ventures	14	**5.0**
Operating profit		**718.2**
Finance revenue		**7.1**
Finance costs		**(128.0)**
Net finance costs		**(120.9)**
Profit before tax		**597.3**
Tax expense		**(163.3)**
Profit from continuing operations		**434.0**
Profit from discontinued operations	6	**18.6**
Profit for the year attributable to members of the parent entity		**452.6**
Earnings per share (cents)	9	
Total		
- basic		**32.6**
- diluted		**32.5**
Continuing operations		
- basic		**31.3**
- diluted		**31.2**

The consolidated income statement should be read in conjunction with the accompanying note:

Non-statutory measure:

Underlying profit

Underlying profit is profit from continuing operations before finance costs, tax and Significant ite (refer Note 5). It is presented to assist users of the financial statements to understand Bramble: results and reconciles with operating profit as follows:

Underlying profit		***900.6***
Significant items:		
- foreign exchange gain on capital repatriation	5	***77.3***
- restructuring costs	5	***(153.3)***
- Walmart transition impact	5	***(29.0)***
- USA pallet quality program costs	5	***(77.4)***
- adviser costs - share register activity	5	**-**
Operating profit		***718.2***

Page 4 of 21 follows

Consolidated balance sheet
as at 30 June 2009

	Note	June 2009 US$m
ASSETS		
Current assets		
Cash and cash equivalents		**90.1**
Trade and other receivables		**653.6**
Inventories		**35.1**
Derivative financial instruments		**1.1**
Other assets		**72.2**
Total current assets		**852.1**
Non-current assets		
Other receivables		**8.1**
Investments		**13.8**

Property, plant and equipment		3,441.6
Goodwill		612.3
Intangible assets		163.0
Deferred tax assets		7.0
Derivative financial instruments		-
Other assets		0.6
Total non-current assets		**4,246.4**
Total assets		**5,098.5**
LIABILITIES		
Current liabilities		
Trade and other payables		683.7
Borrowings		68.0
Derivative financial instruments		12.9
Tax payable		64.6
Provisions		93.6
Total current liabilities		**922.8**
Non-current liabilities		
Borrowings		2,165.5
Derivative financial instruments		5.8
Provisions		53.0
Retirement benefit obligations		50.8
Deferred tax liabilities		449.9
Other liabilities		21.4
Total non-current liabilities		**2,746.4**
Total liabilities		**3,669.2**
Net assets		**1,429.3**
EQUITY		
Contributed equity	11	13,847.6
Unification reserve		(15,385.8)
Other reserves		447.1
Retained earnings		2,520.1

	Note	
Parent entity interest		**1,429.0**
Minority interest		**0.3**
Total equity	12	**1,429.3**

The consolidated balance sheet should be read in conjunction with the accompanying notes.

Page 5 of 21 follows

Consolidated statement of recognised income and expense
for the year ended 30 June 2009

	Note	2009 US$m
Actuarial losses on defined benefit pension plans		**(2.9)**
Exchange differences on translation of foreign operations		
- foreign operations		**(262.6)**
- entities disposed taken to profit		**(0.6)**
Cash flow hedges:		
- losses taken to equity		**(27.9)**
- transferred to profit or loss		**13.7**
Income tax:		
- on items taken directly to or transferred directly from equity		**9.5**
- on items transferred to profit or loss		**(4.8)**
Net (expense)/income recognised directly in equity		**(275.6)**
Profit for the year		**452.6**
Total recognised income and expense for the year attributable to members of the parent entity	12	**177.0**
Adjustment to opening retained earnings for AASB 117: Leases	12	**-**

82-5205

The consolidated statement of recognised income and expense should be read in conjunction \
accompanying notes.

Page 6 of 21 follows

Consolidated cash flow statement
for the year ended 30 June 2009

	Note	2009 US$m
Cash flows from operating activities		
Receipts from customers		4,575.7
Payments to suppliers and employees		(3,306.8)
Cash generated from operations		1,268.9
Dividends received from joint ventures		7.1
Interest received		8.0
Interest paid		(131.8)
Income taxes paid on operating activities		(129.2)
Net cash inflow from operating activities	13d	1,023.0
Cash flows from investing activities		
Proceeds from disposal of businesses		1.8
Costs incurred on disposal of business		(4.8)
Acquisition of subsidiaries, net of cash acquired		(0.1)
Purchases of property, plant and equipment		(683.8)
Proceeds from sale of property, plant and equipment		104.6
Purchases of intangible assets		(24.3)
Loan inflows with associates		-
Net cash outflow from investing activities		(606.6)

Cash flows from financing

activities		
Proceeds from borrowings		**1,404.2**
Repayments of borrowings		**(1,513.5)**
Net (outflow)/inflow from hedge borrowings		**(7.9)**
Proceeds from issue of ordinary shares		**0.8**
Buy-back of ordinary shares		**-**
Dividends paid, net of Dividend Reinvestment Plan		**(277.6)**
Net cash outflow from financing activities		**(394.0)**
Net increase/(decrease) in cash and cash equivalents		**22.4**
Cash and deposits, net of overdrafts, at beginning of the year		**68.1**
Effect of exchange rate changes		**(36.4)**
Cash and deposits, net of overdrafts, at end of the year	13a	**54.1**

The consolidated cash flow statement should be read in conjunction with the accompanying no

Page 7 of 21 follows

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009

Note 1. Basis of preparation

This preliminary final report presents the consolidated results of Brambles Limited (ACN 118 896 021) and its subsidiaries (Brambles or the Group) for the year ended 30 June 2009.

The consolidated financial statements on which this preliminary final report is based comply with International Financial Reporting Standards (IFRS) and have been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS) and the requirements of the Corporations Act 2001. They comply with applicable accounting standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Urgent Issues Group (UIG).

Note 2. Significant accounting policies

The consolidated financial statements and all comparatives have been prepared using consistent accounting policies, as set out in the Brambles 2008 Annual Report, except as set out at Notes 2a and 2b below.

a) Significant items and Underlying profit

To assist users of the financial statements in understanding Brambles' business results, Brambles now discloses Significant items as a footnote to its income statement. Previously Brambles presented Special items in a separate column in its income statement.

Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and:

- outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or
- part of the ordinary activities of the business but unusual due to their size and nature.

Underlying profit has been introduced as a non-statutory profit measure. It is profit from continuing operations before finance costs, tax and Significant items.

Comparative figures have been provided for both Significant items and Underlying profit.

b) Early adoption of standards

Brambles has elected to prospectively apply AASB 2008-7: Amendments to Australian Accounting Standards - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate to annual reporting periods commencing on or after 1 July 2008. The impact of this change in policy is that all dividends received from investments in subsidiaries, joint ventures and associates can be recognised as revenue, even if they are paid out of pre-acquisition profits. However the investments may need to be tested for impairment following the dividend receipt.

c) Foreign currency

The principal exchange rates affecting Brambles were:

		US$:A$	US$:€	US$:£
Average	2009	0.7479	1.3822	1.6103
	2008	0.9040	1.4835	2.0111
Year end	30 June 2009	0.8114	1.4106	1.6637
	30 June 2008	0.9629	1.5793	1.9936

d) Rounding of amounts

As Brambles Limited is a company of a kind referred to in ASIC Class

Order 98/0100, relevant amounts in the preliminary final report have been rounded to the nearest hundred thousand US dollars or, in certain cases, to the nearest thousand US dollars.

References to 2009 and 2008 are to the financial years ending on 30 June 2009 and 30 June 2008 respectively.

Page 8 of 21 follows

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 3. Business segment analysis

Brambles' continuing business segments are CHEP (pallet and container pooling) and Recall (i management). Discontinued operations primarily comprise the Cleanaway businesses (waste r were divested in 2006 and 2007.

Intersegment revenue during the year was immaterial.

	Total income	
	2009	2008
	US$m	US$m
By business segment		
CHEP Americas	**1,615.4**	1,713.5
CHEP EMEA	**1,479.7**	1,678.3
CHEP Asia-Pacific	**332.6**	398.7
Total CHEP	**3,427.7**	3,790.5
Recall	**687.6**	749.6
Total	**4,115.3**	4,540.1
By geographic origin		
Americas	**1,929.3**	2,047.8
Europe	**1,559.8**	1,768.7
Australia/New Zealand	**477.8**	580.1
Rest of World	**148.4**	143.5
Total	**4,115.3**	4,540.1

	Operating profit [1]		Significant items before tax [2]	
	2009	2008	**2009**	2008
	US$m	US$m	**US$m**	US$m
By business segment				
CHEP Americas	**229.0**	452.3	**(205.4)**	(31.5)
CHEP EMEA	**286.5**	396.5	**(41.0)**	-
CHEP Asia-Pacific	**57.9**	95.9	**(3.2)**	-
Total CHEP	**573.4**	944.7	**(249.6)**	(31.5)

Recall	**95.9**	121.9	**(8.4)**	(0.5)
Brambles HQ	**48.9**	(36.0)	**75.6**	(9.3)
Continuing operations	**718.2**	1,030.6	**(182.4)**	(41.3)
Discontinued operations	**15.2**	1.2	**15.2**	1.2
Total	**733.4**	1,031.8	**(167.2)**	(40.1)

1 Operating profit is segment revenue less segment expense and excludes net finance cos

2 Underlying profit is profit from continuing operations before finance costs, tax and Signific
Refer Note 5.

Page 9 of 21 follows

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 3. Business segment analysis - *continued*

	Capital expenditure (including acquisitions)	
	2009	2008
	US$m	US$m
By business segment		
CHEP Americas	**312.6**	375.2
CHEP EMEA	**223.6**	340.4
CHEP Asia-Pacific	**93.0**	95.1
Total CHEP	**629.2**	810.7
Recall	**59.0**	88.1
Brambles HQ	**5.4**	0.3
Total	**693.6**	899.1
By geographic origin		
Americas	**338.2**	411.6
Europe	**207.7**	339.5
Australia/New Zealand	**83.0**	73.2
Rest of World	**64.7**	74.8
Total	**693.6**	899.1

	Segment assets	
	2009	2008
	US$m	US$m
By business segment		
CHEP Americas	**1,739.5**	1,838.6
CHEP EMEA	**1,752.1**	2,051.9
CHEP Asia-Pacific	**430.4**	449.5

Total CHEP	**3,922.0**	4,340.0
Recall	**1,020.1**	1,129.8
Brambles HQ	**11.0**	18.5
Segment assets and liabilities	**4,953.1**	5,488.3
Cash and borrowings	**90.1**	104.8
Current tax balances	**34.5**	18.0
Deferred tax balances	**7.0**	8.8
Equity-accounted investments	**13.8**	16.9
Total assets and liabilities	**5,098.5**	5,636.8
Segment assets by geographic origin		
Americas	**2,196.5**	2,329.1
Europe	**1,901.7**	2,275.7
Australia/New Zealand	**616.7**	700.2
Rest of World	**238.2**	183.3
Total	**4,953.1**	5,488.3

Page 10 of 21 follows

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 4. Profit from ordinary activities - continuing operations

	2009 US$m
a) Revenue and other income - continuing operations	
Sales revenue	**4,018.6**
Net gains on disposals of property, plant and equipment	**11.9**
Other operating income	**84.8**
Other income	**96.7**
Total income	**4,115.3**
b) Operating expenses - continuing operations	
Employment costs	**778.2**
Service suppliers:	
- transport	**758.5**
- repairs and maintenance	**353.4**
- subcontractors and other service suppliers	**434.1**
Raw materials and consumables	**181.1**

Occupancy	**254.3**
Depreciation of property, plant and equipment [1]	**391.3**
Impairment of pooling equipment (refer Note 5)	**33.6**
Irrecoverable pooling equipment provision expense	**97.8**
Amortisation:	
- software [2]	**22.8**
- acquired intangible assets (other than software)	**6.6**
- deferred expenditure	**3.9**
Other [3]	**86.5**
	3,402.1

1 During 2009, a residual value was applied to plastic pooling equipment within certain CHI units to ensure uniform treatment of regrind proceeds throughout CHEP. The effect in the period was a decrease in depreciation expense of US$10.3 million.

2 During 2009, the estimated useful life of certain customised software in the CHEP busine revised from seven years to ten years to reflect the extended utilisation of the software. T the current period was a decrease in amortisation expense of US$10.5 million.

c) Net foreign exchange gains and losses - continuing operations

Net gains/(losses) included in operating profit [3]	**75.5**
Net gains/(losses) included in net finance costs	**0.1**
	75.6

3 Includes a US$77.3 million foreign exchange gain on capital repatriation from an oversea during 2009. Refer Note 5 for further details.

Page 11 of 21 follows

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 5. Significant items - continuing operations

Significant items are items of income or expense which are, either individually or in aggregate, Brambles or to the relevant business segment and:

• outside the ordinary course of business (eg gains or losses on the sale or termination of oper cost of significant reorganisations or restructuring); or

• part of the ordinary activities of the business but unusual due to their size and nature.

Significant items are disclosed to assist users of the financial statements to understand Brambl results.

2009
US$m

	Before tax	Tax
Items outside the ordinary course of business		
- restructuring costs [1]	**(153.3)**	**47.0**
- reset of tax cost bases and other Unification tax matters [2]	**-**	**(6.5)**
- foreign exchange gain on capital repatriation [3]	**77.3**	**-**
Items within ordinary activities, but unusual due to size and nature		
- Walmart transition impact [4]	**(29.0)**	**11.3**
- USA pallet quality program costs [5]	**(77.4)**	**30.3**
Significant items from continuing operations	**(182.4)**	**82.1**

		2008 US$m
	Before tax	Tax
Items outside the ordinary course of business		
- restructuring costs [6]	(5.1)	4.2
- reset of tax cost bases and other Unification tax matters [2]	-	31.6
- adviser costs - share register activity [7]	(4.7)	0.2
Items within ordinary activities, but unusual due to size and nature		
- Walmart transition impact [4]	(10.9)	4.2
- USA pallet quality program costs [5]	(20.6)	8.0
Significant items from continuing operations	(41.3)	48.2

1 On 16 February 2009, Brambles announced a restructure of its operations, estimated to (US$169 million before tax, as a response to the effects of the global economic crisis on i| An impairment charge of US$33.6 million, a US$61.6 million charge for storage and scra| and US$3.8 million depreciation expense have been booked against surplus pallets withi USA pool. Redundancy and plant closure expenses estimated to cost US$60-US$70 mill incurred in various countries, of which US$54.3 million (including US$2.4 million deprecia was booked in 2009.

2 In 2008, following receipt of a private ruling from the Australian Taxation Office, a tax ber US$31.6 million was recognised on the reset of Australian tax cost bases as a result of U net adjustment of US$(6.5) million was made to tax cost bases and other Unification tax ı 2009.

3 During 2009, capital of €460 million was repatriated to Australia from an overseas subsid required by AASB 121: The Effects of Changes in Foreign Exchange Rates, a portion of accumulated foreign currency translation reserve previously held in relation to the overse was recognised in the income statement, resulting in a US$77.3 million foreign exchange

4 During 2009, non-recurring transition costs of US$29.0 million (2008: US$10.9 million) dı white wood revenue and net additional operational costs were incurred within CHEP US/ Walmart's decision to modify management of pallet flows within its network in the USA.

Page 12 of 21 follows

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 5. Significant items - continuing operations - *continued*

5 In February 2008, Brambles announced a two year program under which CHEP would in US$100 million in operational and capital initiatives focused on quality improvement and i During 2009, costs of US$77.4 million (2008: US$20.6 million) were incurred within CHEF pallet quality program. As advised in February 2009, this program is expected to be comp December 2009 with total operational and capital spending now estimated at US$160 mill

6 During 2008, Brambles incurred further employment-related and other costs of US$5.1 m (US$0.9 million after tax) in relation to restructuring and Unification.

7 As a consequence of the share register activity first disclosed to the Australian Securities 8 August 2007, Brambles incurred advisers' fees of US$4.7 million during 2008.

Note 6. Discontinued operations

a) Description
There were minor disposals in 2009 and 2008, with immaterial impact.

b) Income statement and cash flow information - discontinued operations

	2009 US$m
Total revenue	-
Operating expenses	-
Profit before tax and Significant items	-
Significant items:	
- gain recognised on completed disposals [1]	15.2
Profit before tax from discontinued operations	15.2
Tax benefit:	
- on profit before tax and Significant items	-
- on Significant items	3.4
Total tax benefit from discontinued operations	3.4
Profit for the year from discontinued operations	18.6
Net cash outflow from operating activities	(2.2)
Net cash outflow from investing activities	-

Net cash outflow from financing activities	-
Net decrease in cash from discontinued operations	**(2.2)**

1 In 2009, net favourable provision adjustments of US$15.2 million (2008: US$1.2 million) v recognised in respect of divestments completed in 2007 and prior years which were outsi ordinary course of business.

Page 13 of 21 follows

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 7. Income tax

	2009 US$m	2008 US$m
Amounts recognised in the income statement		
Current income tax - continuing operations:		
- income tax charge	**147.3**	222.7
- prior year adjustments	**(18.1)**	(26.8)
	129.2	195.9
Deferred tax - continuing operations:		
- origination and reversal of temporary differences	**29.1**	44.6
- previously unrecognised tax losses	**(9.4)**	(15.6)
- prior year adjustments	**14.4**	9.3
	34.1	38.3
Tax expense - continuing operations	**163.3**	234.2
Tax benefit - discontinued operations (Note 6b)	**(3.4)**	(0.6)
Tax expense recognised in the income statement	**159.9**	233.6
Amounts recognised in the statement of recognised income and expense		
- on actuarial losses on defined benefit pension plans	**0.2**	(7.4)

- on losses on revaluation of cash flow hedges	**(4.9)**	(1.7)
Tax benefit recognised directly in the statement of recognised income and expense	**(4.7)**	(9.1)
Reconciliation between tax expense and accounting profit before tax		
Profit before tax - continuing operations	**597.3**	881.1
Tax at 30% (2008: 30%)	**179.2**	264.3
Effect of tax rates in overseas jurisdictions	**(3.6)**	8.1
Prior year adjustments	**(3.7)**	(17.5)
Current year tax losses not recognised	**14.6**	6.8
Prior year tax losses recouped/recognised	**(9.4)**	(15.6)
Foreign withholding tax provided	**9.4**	13.5
Changes in tax rates	**(1.1)**	(15.9)
Non-deductible expenses	**6.1**	20.0
Other	**(28.2)**	(29.5)
Tax expense - continuing operations	**163.3**	234.2
Tax benefit - discontinued operations (Note 6b)	**(3.4)**	(0.6)
Total income tax expense	**159.9**	233.6

Page 14 of 21 follows

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 8. Business combination

On 4 March 2008, Brambles announced it had agreed to purchase 100% of the issued share ca LeanLogistics, Inc, a leading provider of technology-based transport and supply chain solutions Change of control was effective on 7 March 2008.

For the period from 7 March 2008 to 30 June 2008, LeanLogistics contributed revenue of US$3 incurred a loss after tax of US$1.2 million. These results are included within the CHEP America

segment. If the acquisition had occurred on 1 July 2007, Brambles' revenue for 2008 would ha\ US$7.6 million higher and profit after tax for 2008 US$0.6 million lower after allowing for financ(The fair value of the LeanLogistics assets acquired, liabilities assumed and goodwill were as fo

Cash paid
Direct costs relating to the acquisition
Total purchase consideration
Fair value of net identifiable assets acquired
Goodwill

The goodwill acquired is attributable to the profitability of the acquired business and anticipated with CHEP's existing operations. The fair values of assets and liabilities acquired, including inta as customer contracts, were established using professional valuers, where relevant.

On acquisition of LeanLogistics, assets acquired and liabilities assumed were:

	Acquiree's carrying amount US$m
Cash and cash equivalents	0.9
Trade and other receivables	1.6
Other current assets	0.1
Property, plant and equipment	0.3
Intangible assets	1.0
Current and deferred tax assets	2.7
	6.6
Trade and other payables	(2.7)
Borrowings	(0.3)
Current and deferred tax liabilities	-
	(3.0)
Net assets	3.6

Cash outflow on acquisition of LeanLogistics was as follows:

Cash and cash equivalents acquired
Cash consideration
Net cash outflow

In addition to the LeanLogistics acquisition, there were minor acquisitions in 2009 and 2008, wi

impact.

Page 15 of 21 follows

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 9. Earnings per share

	2009 US cents
Earnings per share	
- basic	**32.6**
- diluted	**32.5**
From continuing operations	
- basic	**31.3**
- diluted	**31.2**
- basic, on Underlying profit after finance costs and tax	**38.5**
From discontinued operations	
- basic	**1.3**
- diluted	**1.3**

Options, performance share rights and MyShare matching conditional rights granted under Bra plans are considered to be potential ordinary shares and have been included in the determinati earnings per share to the extent to which they are dilutive.

	2009 million
a) Weighted average number of shares during the year	
Used in the calculation of basic earnings per share	**1,388.3**
Adjustment for share options and rights	**4.4**
Used in the calculation of diluted earnings per share	**1,392.7**

	2009 US$m
b) Reconciliation of profits used in EPS calculations	
Statutory profit	
Profit from continuing operations	**434.0**
Profit from discontinued operations	**18.6**
Profit used in calculating basic and diluted EPS	**452.6**

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Underlying profit after finance costs and tax	
Underlying profit (Note 3)	**900.6**
Net finance costs	**(120.9)**
Underlying profit before tax	**779.7**
Tax expense on Underlying profit	**(245.4)**
Underlying profit after finance costs and tax	**534.3**
which reconciles to statutory profit:	
Underlying profit after finance costs and tax	**534.3**
Significant items after tax (Note 5)	**(100.3)**
Profit from continuing operations	**434.0**

Page 16 of 21 follows

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 10. Dividends

a) Dividends declared and paid during the year

	Interim 2009	
Dividend per share (in Australian cents)	17.5	
Franked amount at 30% tax (in Australian cents)	1.75	
Cost (in US$ million)	176.3	
Payment date	9 April 2009	9

b) Dividend declared after reporting date

Dividend per share (in Australian cents)	
Franked amount at 30% tax (in Australian cents)	
Cost (in US$ million)	
Dividend record date	18 Se
Payment date	8

As this dividend had not been declared at the reporting date, it is not reflected in the financial st

Page 17 of 21 follows

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 11. Issued and quoted securities

	Options Number	Ordinary sec Number
At 1 July 2008	**10,527,492**	**1,383,550,886**
Issued during the year	**4,251,970**	**18,318,153**
Exercised during the year	**(1,739,525)**	**-**
Lapsed during the year	**(3,869,538)**	**-**
At 30 June 2009	**9,170,399**	**1,401,869,039**

Note 12. Changes in equity

	2009 US$m
Total equity at 1 July	**1,543.5**
Adjustment to opening retained earnings for AASB 117: Leases [1]	**-**
Total restated equity as at 1 July	**1,543.5**
Total recognised income and expense	**177.0**
Share-based payments:	
- expense recognised	**14.5**
- shares issued	**(6.3)**
- equity component of related tax	**(2.9)**
Transactions with equity holders in their capacity as equity holders:	
- dividends declared and paid	**(365.5)**
- issues of ordinary shares, net of transaction costs	**7.1**
- issues of ordinary shares under Dividend Reinvestment Plan	**61.9**
- shares purchased on-market and cancelled	**-**
Total equity at 30 June	**1,429.3**

1 During 2008, an adjustment was made to amortise fixed rental increases on operating lea

line basis over the life of the lease. The effect of this adjustment was to increase other liat US$4.1 million, increase deferred tax assets by US$1.6 million and decrease opening retɛ by US$2.5 million.

Page 18 of 21 follows

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 13. Cash flow statement - additional information

a) Reconciliation of cash

	2009 US$m
Cash at bank and in hand	55.0
Short term deposits	35.1
Bank overdrafts	(36.0)
	54.1

b) Borrowing facilities and credit standby arrangements

Total facilities:	
- commited borrowing facilities	2,845.3
- loan notes	535.0
- credit standby/uncommitted arrangements	129.6
	3,509.9
Facilities used at reporting date:	
- commited borrowing facilities	1,647.5
- loan notes	535.0
- credit standby/uncommitted arrangements	43.5
	2,226.0
Facilities available at reporting date:	
- commited borrowing facilities	1,197.8
- credit standby/uncommitted arrangements	86.1
	1,283.9

c) Non-cash financing or investing activities

As shown in Note 12, dividends of US$61.9 million were satisfied by the issue of shares under Reinvestment Plan. There were no other financing or investing transactions during the year wh a material effect on the assets and liabilities of Brambles that did not involve cash flows.

Page 19 of 21 follows

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 13. Cash flow statement - additional information - *continued*

d) Reconciliation of profit after tax to net cash flows from operating activities	**2009**
	US$m
Profit after tax	**452.6**
Adjustments for:	
- depreciation and amortisation	**424.6**
- irrecoverable pooling equipment provision expense	**97.8**
- net gains on disposals of property, plant and equipment	**(11.9)**
- impairment of pooling equipment	**33.6**
- foreign exchange gain on capital repatriation	**(77.3)**
- other valuation adjustments	**(1.9)**
- net gains on disposal of businesses and investments	**(0.6)**
- net gains after tax on completed disposals of discontinued operations	**(17.0)**
- joint ventures	**2.1**
- equity-settled share-based payments	**14.5**
- finance costs	**(3.0)**
Movements in operating assets and liabilities, net of acquisitions and disposals:	
- decrease in trade and other receivables	**56.3**
- (increase)/decrease in prepayments	**(6.0)**
- decrease/(increase) in inventories	**7.3**
- decrease in deferred tax	**49.7**
- decrease in trade and other payables	**(31.9)**
- decrease in tax payables	**(19.0)**
- increase/(decrease) in provisions	**53.5**
- other	**(0.4)**
Net cash inflow from operating activities	**1,023.0**

e) Reconciliation of movement in net debt

Net debt at beginning of the year	**2,426.2**
Net cash inflow from operating activities	**(1,023.0)**
Net cash outflow from investing activities	**606.6**
Net outflow/(inflow) from hedge borrowings	**7.9**

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Proceeds from issue of ordinary shares	(0.8)
Buy-back of ordinary shares	-
Dividends paid, net of Dividend Reinvestment Plan	277.6
Increase on business acquisitions and disposals	-
Interest accruals, finance leases and other	(7.5)
Foreign exchange differences	(143.6)
Net debt at end of the year	2,143.4
Being:	
Current borrowings	68.0
Non-current borrowings	2,165.5
Cash and cash equivalents	(90.1)
Net debt at end of the year	2,143.4

Page 20 of 21 follows

Notes to and forming part of the preliminary final report
for the year ended 30 June 2009 - *continued*

Note 14. Equity-accounted investments

a) Joint ventures

Brambles has investments in the following joint ventures, both of which are unlisted jointly conti which are accounted for using the equity method.

Name (and nature of business)	Place of incorporation	% inte at repor 2009
CISCO - Total Information Management Pte. Limited (Information management)	Singapore	49%
Recall Becker GmbH & Co. KG (Document management services)	Germany	50%

b) Share of results of joint ventures - continuing operations

	2009 US$m
Continuing operations	
Profit from ordinary activities before tax	6.0
Tax expense on ordinary activities	(1.0)
Profit for the year	5.0

Note 15. Net tangible asset backing

	2009 US cents
Net tangible assets backing based on 1,401.9 million shares (2008: 1,383.6 million shares)	46.7

Net tangible assets backing per share is calculated by dividing total equity attributable to the m
parent entity, less goodwill and intangible assets, by the number of shares on issue at year end

Note 16. Contingent liabilities
There have been no material changes in Brambles' contingent liabilities as set out in the 2008 /

Note 17. Events after balance sheet date
Except as outlined in this preliminary final report, there have been no other events that have oc
subsequent to 30 June 2009 that have had a material impact on Brambles' financial performan

Page 21 of 21 follows

Statement of compliance

This report is based upon financial statements which have been audited.

The audit report, which is unqualified, will be made available with the Brambles 2009 Annual R

Robert Gerrard
Company Secretary

20 August 2009

END

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Equity
Released	07:00 24-Aug-2009
Number	8742X07

RNS Number : 8742X
Brambles Limited
24 August 2009

Brambles Limited

Company Number: 118 896 021

24 August 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 7,288 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

7,288

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

4 Do the +securities rank equally in all respects from the

date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

7,288 @ 0.00

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

24 August 2009

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8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number

1,401,950,563

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

7,569,152

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

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17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

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32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX

(*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the

Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 24 August 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Investor Information Pack
Released	07:00 25-Aug-2009
Number	9349X07

RNS Number : 9349X
Brambles Limited
25 August 2009

Brambles Limited
Company Number: 118 896 021

25 August 2009

BRAMBLES LIMITED - INVESTOR INFORMATION PACK

A copy of the Investor Information Pack which will be presented to investors over the next six months by Brambles' Chief Financial Officer, Ms Liz Doherty and Vice President Investor Relations & Corporate Affairs, Mr Michael Roberts is available on the Brambles' website at www.brambles.com.

Robert Gerrard
Group Company Secretary

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Company	Brambles Limited
TIDM	BXB
Headline	Holding(s) in Company
Released	07:00 01-Sep-2009
Number	2542Y07

RNS Number : 2542Y
Brambles Limited
31 August 2009

Brambles Limited
Company Number: 118 896 021

31 August 2009

On 28 August 2009, Barclays Global Investors Australia Limited, on behalf of the Barclays Group, advised the Australian Securities Exchange that it had become a substantial shareholder in Brambles Limited with a holding of 5.07% (71,041,744 shares) with effect from 24 August 2009.

Robert Gerrard
Company Secretary

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